02045329

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

JUL - 1 2002

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PROCESSED

JUL 17 2002

THOMSON FINANCIAL

For the period ended December 31, 2001

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

155 pages.





élan

2001 Annual Report and Form 20-F



Table of Contents

Terms

In this Annual Report and Form 20-F, Elan Corporation, plc and our consolidated subsidiaries are referred to as "Elan", "the Company", "the Group", "we", "our", and "us".

Financial Statements

We prepare our financial statements in accordance with Irish generally accepted accounting principles ("Irish GAAP"), which differ in certain significant respects from US generally accepted accounting principles ("US GAAP"). For a discussion of the significant differences between Irish GAAP and US GAAP, please refer to "Additional US Information—Differences between Irish and United States Accounting Principles" in this Annual Report and Form 20-F.

Statements of Competitive Position

Except as otherwise stated, market information in this Annual Report and Form 20-F regarding the position of Elan's business or products relative to its or their competition is based upon published statistical data obtained from IMS Health Incorporated (noted as "1" in text. Source: IMS Health. Copyright 2002. All Rights Reserved) and Scott-Levin Inc. (noted as "2" in text. Source™ Prescription Audit (SPA), January 2000 to December 2001, Scott-Levin), leading suppliers of statistical data to the pharmaceutical industry. Except as otherwise stated, this market share and industry data from IMS Health Incorporated and Scott-Levin Inc. has been derived by comparing Elan's sales revenue to competitor's and total market sales revenue.

Trademarks

All products and service names appearing in italics are trademarks or service marks owned by or licenced to Elan.

Special Notice Regarding Forward-Looking Statements

All statements included in this Annual Report and Form 20-F, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. These statements are typically characterised by terminology such as "believe", "anticipate", "should", "intend", "plan", "expect", "estimate", "project", "strategy" and similar expressions. These statements are based upon assumptions and assessments made by our management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors our management believes to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including the following:

- the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved;
- competitive developments affecting our current products;
- the ability to meet generic and branded competition after the expiration of our patents or other regulatory exclusivity;
- the ability to successfully market both new and existing products in the United States and internationally;
- difficulties or delays in manufacturing;
- trends toward managed care and healthcare cost containment;
- possible legislation affecting pharmaceutical pricing;
- exposure to product liability and other types of lawsuits and regulatory proceedings, including the current purported securities class actions and the US Securities and Exchange Commission investigation and the effect of those actions and proceedings on our ability to finance our business;
- our ability to protect our intellectual property both in the United States and internationally;
- exposure to interest rate and foreign currency exchange rate fluctuations;
- exposure to fluctuations or falls in the value of our investments in biotechnology and emerging pharmaceutical companies;
- our ability to complete product acquisitions and divestitures;
- the availability of product acquisition financing, or any other financing, on acceptable terms;
- our ability to generate cash through rationalisation of our business and investment realisations;
- governmental laws and regulations affecting United States and international operations, including tax obligations;
- general changes in Irish and US GAAP;
- growth in costs and expenses;
- changes in product mix; and
- the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items.

A further list and description of these risks, uncertainties and other matters can be found elsewhere in this Annual Report and Form 20-F, including under "Risk Factors". Any forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those contemplated by these forward-looking statements. Except as required by applicable law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan Corporation, plc

Company Overview

Elan, an Irish public limited company, is a worldwide biopharmaceutical company, headquartered in Dublin, Ireland. Elan was incorporated as a private limited company in Ireland on 18 December 1969. Elan became a public limited company on 3 January 1984. Elan's principal executive offices are located at Lincoln House, Lincoln Place, Dublin 2, Ireland, telephone number 353-1-709-4000. Elan's principal research and development, manufacturing and marketing facilities are located in Ireland and the United States.

Elan conducts its operations through two primary business units: Biopharmaceuticals and Drug Delivery. The Biopharmaceuticals business unit is composed of pharmaceutical commercial activities and biopharmaceutical research and development activities. Elan's pharmaceutical commercial activities include the marketing of products in the therapeutic areas of neurology, pain management, infectious diseases, dermatology and oncology. Biopharmaceutical research and development activities include the discovery and development of products in the therapeutic areas of neurology, pain management and autoimmune diseases. Our Drug Delivery activities include the development, licencing and marketing of drug delivery products, technologies and services to pharmaceutical industry clients on a worldwide basis. Drug Delivery has developed over 25 commercially marketed products, including 10 products that are marketed in the United States. There are approximately 25 Drug Delivery projects currently in clinical development.

On 10 June 2002, Elan announced a recovery plan aimed at focusing its business on core areas and at continuing the growth of the Company.

This Annual Report and Form 20-F for 2001 describes the Biopharmaceuticals and Drug Delivery business units. As part of its recovery plan, Elan is eliminating the divisions or business units through which it previously conducted its business, and will focus on becoming a fully integrated biopharmaceutical company.

Elan will focus on three core therapeutic areas where it is both fully integrated and has research capabilities. These areas are neurology, pain management and autoimmune diseases. Elan's biopharmaceutical product pipeline currently includes five products in clinical trials for seven indications, including *Antegren* in Phase III clinical trials for multiple sclerosis ("MS") and Crohn's disease. The Company is also pursuing product enhancement activities and the application of its drug delivery technologies to *Zonegran, Zanaflex, Skelaxin* and *Sonata*. The Company is also committed to the advancement of its broad Alzheimer's disease programmes with Wyeth and Pharmacia Corporation ("Pharmacia"), its cell trafficking programme with Wyeth and its internal discovery programmes in the core therapeutic areas of neurology, pain management and autoimmune diseases.

Drug Delivery will be a stand alone, discrete business operating from a single site in Pennsylvania, United States, focused primarily on the provision of Elan's *NanoCrystal* technology and complementary drug delivery technologies to its client base. Those drug delivery activities that are integral to Elan's own development and product enhancement activities will be integrated into Elan's global research and development organisation based primarily in Ireland; Georgia, United States; and California, United States.

Elan has created a discrete business unit, Elan Enterprises. This unit will focus on optimising the value of Elan's business venture programme. Elan is committed to its business venture programme. Elan Enterprises will also be responsible for non-strategic businesses and assets, including the divestiture of those non-strategic businesses and assets.

Company Mission and Goals

Our mission is to become a fully integrated, leading biopharmaceutical company with a significant commercial presence in selected world markets and therapeutic areas. Elan is committed to discovering, developing and marketing new, innovative products that address the world's most debilitating medical conditions, that improve the health and quality of life for patients and their families and that meet the medical needs of the healthcare professionals who treat them. We believe in serving patients, customers, investors, employees and the communities where we live and work.

Product Alliances, Product Acquisitions and Company Acquisitions

Sonata. In December 2001, Elan and Wyeth entered into a strategic alliance to develop and commercialise therapeutics for the treatment of sleep disorders. Under the terms of the alliance, Elan assumed responsibility for the US marketing of *Sonata*, a treatment for sleep disorders that was launched by Wyeth in 1999. Elan has an option to acquire the US product rights to *Sonata* in 2005. Elan estimates that the total consideration payable for *Sonata*, including the option to acquire the US product rights, is approximately $385 million. *Sonata* is a non-benzodiazepine hypnotic for the treatment of insomnia in adults. As part of the alliance, Elan will use its drug delivery technologies to develop new formulations of *Sonata*.

Pain Products. In September 2001, Elan acquired a portfolio of pain products from Roxane Laboratories, Inc. ("Roxane"), a subsidiary of the Boehringer Ingelheim Corporation. These products are marketed in the United States. The portfolio of products includes *Roxicodone* and *Oramorph*. *Roxicodone* is an immediate-release formulation of oxycodone available in a number of strengths. *Oramorph* is indicated for the relief of moderate to moderately severe pain.

Delsys. In September 2001, Elan acquired *Delsys Pharmaceutical Corporation* ("Delsys"). Elan's total investment in Delsys amounted to approximately $50.0 million. Delsys, which was established in 1995, is a company engaged in the development of the *Accudep* process, a revolutionary technology for formulating and manufacturing pharmaceutical preparations based on electrostatic deposition technology. The purchase of Delsys was accounted for by Elan as an acquisition.

Elan acquired Dura Pharmaceuticals, Inc. ("Dura"), The Liposome Company, Inc. ("Liposome"), Quadrant Healthcare, plc ("Quadrant") and Neuralab Limited ("Neuralab") during 2000. Elan acquired Axogen Limited ("Axogen") during 1999. For additional information regarding these and other acquisitions, please refer to Note 22 to the Consolidated Financial Statements.

World Pharmaceutical Market

Total global pharmaceutical sales increased by 11% in 2001 to $353 billion compared to an increase of 12% in 2000[1]. Sales have increased due to the introduction of new, innovative products and the aging of the global population, amongst other factors. The therapeutic areas in the United States within which Elan operates grew at the following rates:

	2001 $bn	2000 $bn	% growth
Neurology/Pain Management (IMS Health Anatomical Therapy Class N+M)	42.7	35.4	21%
Infectious Diseases and Oncology (IMS Health Anatomical Therapy Class J+L)	28.9	25.0	16%
Dermatological (IMS Health Anatomical Therapy Class D)	4.5	4.2	7%

The United States, Japan and Western Europe accounted for approximately 84%[1] of global pharmaceutical sales in 2001.

The US market is Elan's most important market. Please refer to Note 2 to the Consolidated Financial Statements for an analysis of revenue by geographic region. For this reason, the factors discussed below, such as "Government Regulation" and "Product Approval Process", place emphasis on requirements in the United States.

Government Regulation

The pharmaceutical industry is subject globally to significant regulation by international, national, state and local governmental regulatory agencies. Pharmaceutical product registration is primarily concerned with the safety, efficacy and quality of new drugs and devices, and, in some countries, their pricing. A product must generally undergo extensive clinical trials before it can be approved for marketing. The process of developing a new pharmaceutical product, from idea to commercialisation, can take in excess of ten years. This period varies considerably from case to case and from country to country.

An application for registration includes specific details concerning not only the chemical composition, but also the manufacturing plant and procedures involved in the production of the product. The time taken from submission of an application to commercialisation of the product is typically two years or longer. After a product has been approved by the regulatory authorities and has been launched, it is a condition of the product approval that all aspects relating to its safety, efficacy and quality are kept under review.

Governmental authorities, including the US Food and Drug Administration ("FDA") and comparable regulatory authorities in other countries regulate the design, development, testing, manufacturing and marketing of pharmaceutical products. For example, the US Federal Food, Drug and Cosmetic Act (the "FDCA"), the US Controlled Substances Act and other federal statutes and regulations impose requirements on the testing, safety, effectiveness, manufacturing, labelling, storage, record-keeping, advertising, marketing and approval of Elan's products in the United States. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including the initiation of product seizures, import restrictions, injunctive actions and criminal prosecutions. In addition, administrative remedies can involve requests to recall violative products, the refusal of the government to enter into supply contracts and/or the refusal to approve pending product approval applications (such as New Drug Applications ("NDAs") and Abbreviated New Drug Applications ("ANDAs") for drugs, Biologic Licence Applications for biological products, or Premarket Approval Applications and "510(k)s" for medical devices), until manufacturing or other alleged deficiencies are brought into compliance. The FDA also has the authority to cause the withdrawal of a marketed product.

In addition, the US Centers for Disease Control and Prevention regulate select biologics and toxins. This includes registration and inspection of facilities involved in the transfer or receipt of select agents. Select agents are subject to specific regulations for packaging, labelling, and transport. Non-compliance with applicable requirements may result in criminal penalties and the disallowance of research and manufacturing of clinical products. Exemptions are provided for select agents used for a legitimate medical purpose or for biomedical research, such as toxins for medical use and vaccines. Current biodefense legislation under consideration allows for this research and medical exemption.

Certain *in vitro* diagnostic products and certain delivery systems, such as *MEDIPAD*, are regulated or potentially regulated in the United States under the FDCA as medical devices. These products are subject to pre-marketing and postmarketing requirements. The failure to adhere to these requirements can result in a refusal of permission to market and the imposition of sanctions, including seizure, recall notification, injunction, and civil and criminal penalties. Additionally, as a condition to marketing or continued marketing, the FDA may impose certain postmarket surveillance and/or tracking requirements which may significantly increase the regulatory costs associated with a product. Under the FDCA, it is also possible for a given product to be regulated both as a drug and a medical device or as a biologic and medical device.

The pricing of pharmaceutical products is regulated in many countries. The mechanism of price regulation varies. For example, certain countries regulate the price of individual products while in other countries prices are controlled by limiting overall company profitability. In the United States, while there are currently no federal government price controls over private sector purchases of drugs, there have been ongoing discussions on potential reforms of the healthcare system, including the pricing of pharmaceuticals, which could result, directly or indirectly, in the implementation of price controls on pharmaceutical products. Certain states are attempting to impose requirements, processes, or systems that would result in indirect price controls. It is not possible to predict future regulatory action on the pricing of pharmaceutical products.

In June 2002, Elan entered into a settlement with the US Federal Trade Commission (the "FTC") resolving the FTC's investigation of a licencing arrangement between Elan and Biovail Corporation ("Biovail") relating to nifedipine, the generic version of the hypertension drug Adalat CC. The settlement is reflected in a consent order which, by its terms, does not constitute an admission by Elan that any law has been violated, and does not provide for monetary fines or penalties. Pursuant to the terms of the consent order, Elan will re-acquire all rights to its 30 mg and 60 mg nifedipine products that had been transferred to Biovail pursuant to their licencing arrangement. Elan's 30 mg nifedipine product has been marketed in the United States by Teva Pharmaceutical Industries, Ltd. Elan's 60 mg nifedipine product has not been launched. The terms of the consent order provide for a continued supply by Elan to Biovail of the 30 mg nifedipine product for sale through Teva in the United States for a term to expire on the earlier of 31 May 2003 and the time at which Biovail begins manufacturing sufficient quantities of the 30 mg nifedipine product. Elan expects to launch its 30 mg and 60 mg nifedipine products through a major generic distributor.

Product Approval Process

The stages of testing required before a pharmaceutical product may be marketed in the United States are generally as follows:

Phase of Development	*Description*
Preclinical	Animal studies to show safety and efficacy
Phase I	Clinical studies to test safety profile of drug in humans
Phase II	Clinical studies conducted with groups of patients to determine preliminary efficacy, dosage and expanded evidence of safety
Phase III	Larger scale clinical studies conducted in patients to provide sufficient data for statistical proof of efficacy and safety

Preclinical tests assess the potential safety and efficacy of a product candidate in animal models. The results of these studies must be submitted to the FDA as part of an IND application.

For ethical, scientific and legal reasons, animal studies are required in the discovery and safety evaluation of new medicines. Elan's policy is to seek alternatives to animal studies through the replacement of animal models with non-animal models. Alternatives used include various *in vitro* cell culture assays. If animal studies are unavoidable, Elan seeks to refine the animal models used to either reduce the number of animals utilised or to eliminate or lessen animal discomfort.

The results of the preclinical and clinical testing (described in the table above), along with information regarding the manufacturing of the product and proposed product labelling, are submitted to the FDA through a licence application, such as an NDA. In certain cases, an ANDA may be filed in lieu of filing an NDA. An ANDA relies on bioequivalency tests that compare the applicant's drug with an already approved reference drug rather than on clinical studies. An ANDA might be available to Elan for a new formulation of a drug for which bioequivalent forms have already been approved by the FDA. In responding to applications for approval, the FDA may grant marketing approval, approve the product for a narrower indication, impose labelling or distribution restrictions, request additional information, require post-approval (Phase IV) studies or deny the application. Similar systems are in place for the testing and approval of biologics and medical devices.

There can be no marketing in the United States of any drug, biologic or device for which a marketing application is required until the application is approved by the FDA. Until an application is actually approved, there can be no assurance that the information requested and submitted will be considered adequate by the FDA. Additionally, any significant change in the approved product or in how it is manufactured, including changes in formulation or the site of manufacture, require prior FDA approval. The packaging and labelling of all products developed by Elan are also subject to FDA approval and ongoing regulation.

Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable regulatory authorities in other countries outside the United States must be obtained prior to the marketing of the product in those countries. The approval procedure varies from country to country. It can involve additional testing and the time required may differ from that required for FDA approval. Although there are procedures for unified filings for European Union countries, in general, most other countries have their own procedures and requirements.

Manufacturing

Elan has manufacturing facilities in Ireland, the United States, Switzerland and Italy. At 31 December 2001, the Company employed 1,047 people in its manufacturing and supply activities. Elan's facility in Athlone, Ireland, is the primary location for the manufacture of oral controlled-release dosage products, oral microparticulate products and *NanoCrystal* products. Elan's facility in Georgia, United States, also provides oral controlled-release dosage product manufacturing capability and is registered with the US Drug Enforcement Administration for the manufacture, packaging and distribution of Schedule II controlled drugs. Elan's facility in Florida, United States, is the location for the manufacture of transdermal dosage products and for the manufacture, packaging and distribution of Schedule II controlled drugs. Elan's facility in Indiana, United States, is the location for filling and packaging of parenterals. Elan's facility in Switzerland is the primary location for the manufacture of effervescent and fast melt oral dosage products. Elan's facility in Italy manufactures tablets, liquids, creams, ointments and powders.

A significant expansion project is ongoing at the Athlone, Ireland facility, where approximately $200 million is being spent to construct a new building to produce solid oral dosage products and *NanoCrystal* products, and at the Georgia, United States facility, where the first phase of a $40 million expansion has commenced for the production of oral controlled-release dosage products.

Elan generally retains manufacturing rights to the drug delivery products it develops for clients. Elan manufactures a range of products for licencees and distributors. Elan generally utilises outside manufacturers for its pharmaceutical products, and in the short term expects to continue to rely on external manufacturers. Elan plans to establish additional internal manufacturing capabilities for its pharmaceutical products, including the ability to formulate, fill, label, package and distribute products in order to meet its clinical and commercial manufacturing needs. External manufacturers will continue to be utilised to provide dual sourcing where appropriate.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with current Good Manufacturing Practices ("cGMP") regulations. These are FDA regulations governing the production of pharmaceutical products. Elan's facilities are also subject to periodic regulatory inspections to ensure ongoing compliance with cGMP regulations.

In May 2001, Elan's wholly-owned subsidiary, Elan Holdings, Inc. ("Elan Holdings"), and Donal J. Geaney, chairman and chief executive officer of Elan, William C. Clark, president, operations, and Hal Herring and Cheryl Schuster, each an employee of Elan Holdings, entered into a consent decree of permanent injunction with the US Attorney for the Northern District of Georgia, on behalf of the FDA, relating to alleged violations of cGMP at Elan's Georgia, United States facility. The facility manufactured, and continues to manufacture, verapamil hydrochloride, used in the treatment of high blood pressure. The consent decree does not represent an admission by Elan Holdings or by the officers or employees named above of any of the allegations set forth in the decree. Under the terms of the consent decree, which will continue in effect until at least May 2006, Elan Holdings and the officers and employees named above are permanently enjoined from violating cGMP regulations. In addition, Elan Holdings is required to engage an independent expert, subject to FDA approval, to conduct inspections of the facility at least annually through May 2004, in order to ensure the facility's compliance with cGMP. During the term of the consent decree, Elan expects that the facility will be subject to increased FDA inspections and, under the terms of the consent decree, Elan will be required to reimburse the FDA for its costs related to these inspections. Elan believes that, during the term of the consent decree, the FDA will continue to process approvals for products to be manufactured at the facility. For example, in March 2002 the FDA approved *Avinza*, which is being manufactured at the Georgia facility.

Sales and Marketing

Elan markets its products through five focused sales forces totalling approximately 1,000 sales representatives in the United States and approximately 260 sales representatives in Europe and the rest of the world. During 2001 Elan reorganised its US sales force into five groups, consisting of primary care, hospital, neurology, specialty/dermatology and clinical sales consultants. Sales force activity is directed to promote the following brands:

Sales Force	Primary Care	Hospital	Neurology	Specialty/ Dermatology	Clinical Sales Consultants
Number of US Sales Representatives	520	200	165	70	50
Products	*Skelaxin* *Sonata* *Zanaflex*	*Abelcet* *Azactam* *Maxipime*	*Frova* *Roxicodone* *Skelaxin* *Zanaflex* *Zonegran*	*Aclovate* *Cutivate* *Temovate*	*Myobloc*

Intellectual Property

Intellectual property is a vital asset for Elan. Elan's competitive position depends on its ability to obtain patents on its current and future technologies and products, to defend its patents, to protect its trade secrets and to operate without infringing the proprietary rights of others. In addition, under a number of licence agreements for its drug delivery products, Elan's failure to obtain patents on the drug delivery product would reduce the royalty rate that Elan receives on sales of the product.

Elan's policy is to seek out all opportunities for patenting, trademark registration and other intellectual property protection which support its discovery, product development, marketing, manufacturing and other business activities. Patents have been issued, or applied for, covering most of Elan's products and technologies, including those that are under development with third parties.

Patents are in effect for the following key marketed products in the United States: *Abelcet, Azactam, Cutivate, Frova, Maxipime, Skelaxin* and *Zonegran*. In addition, *Abelcet, Frova, Myobloc, Sonata* and *Zonegran* have certain regulatory exclusivity for a period of time. One of our key products, *Zanaflex*, is not currently protected by patents or regulatory exclusivity. In June 2002, Elan announced that Eon Labs, Inc. received FDA approval to market a generic alternative for the *Zanaflex* 4 mg dosage form. Approximately 75% of prescriptions written for *Zanaflex* are for the 4 mg dose. *Zanaflex* represented approximately 9% and 11% of our total revenue and product revenue, respectively, in 2001. Arising from the approval of a generic alternative for *Zanaflex*, Elan expects a significant decline in the sales and profitability of this product. In the event that products competitive to any of our other key products are introduced, Elan would expect a significant decline in the sales and profitability of such products.

As part of its normal business activity, Elan monitors competitor activity carefully and will enforce its intellectual property rights whenever appropriate. It also generally defends challenges to its intellectual property rights.

Competition

The pharmaceutical industry is characterised by intense competition and rapid technological change. Our principal pharmaceutical competitors consist of major international companies, as well as smaller research companies and generic drug manufacturers. A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. Generic competitors do not have to bear the same level of research and development and other expenses associated with bringing a new branded product to market. As a result, they can charge much less for a competing version of our product. Managed care organisations typically favour generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected or protected by other regulatory exclusivity. Additionally, generic competitors can challenge existing patent protection or other regulatory exclusivity. Governmental and other pressures toward the dispensing of generic products may rapidly and significantly reduce, or slow the growth in, the sales of certain of our products not protected by patents or other regulatory exclusivity and may adversely affect our future results. For example, generic forms of *Ceclor* CD and *Myambutol* were approved by the FDA and launched in 2001, significantly reducing the revenues and profitability of these products. As a result, under Irish GAAP, in 2001 we incurred impairment charges of $94.2 million for *Ceclor* CD and $44.4 million for *Myambutol* arising from write-downs of the product intangibles for these products. The carrying value of the remaining product intangible for *Myambutol* was $32.6 million under Irish GAAP at the end of 2001. A further write-down of the product intangible for *Myambutol*, under both Irish and US GAAP, is likely in 2002 given the greater than expected impact of generic competition on the revenue and profitability from *Myambutol*. In June 2002, Elan announced that Eon Labs, Inc. received FDA approval to market a generic alternative for the *Zanaflex* 4 mg dosage form. Approximately 75% of prescriptions written for *Zanaflex* are for the 4 mg dose. In 2001, product revenues from *Zanaflex* were $161.7 million. *Zanaflex* represented approximately 9% and 11% of our total revenue and product revenue, respectively, in 2001. Arising from the approval of a generic alternative for *Zanaflex*, Elan expects a significant decline in the sales and profitability of this product. The carrying amount of the product intangible for *Zanaflex* was $12.1 million at the end of 2001.

Our Drug Delivery activities have also faced increasing competition in recent years as pharmaceutical companies have become increasingly interested in the development and commercialisation of products incorporating advanced or novel drug delivery systems.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation and through our sales and marketing organisation that provides information to medical professionals and launches new products.

Distribution

Elan sells its pharmaceutical products primarily to drug wholesalers and retailers, hospitals, clinics, government agencies and managed care providers. Wholesalers are Elan's main customers. As such, the volume of demand/prescriptions written may differ from Elan's revenue patterns. Elan's sales and marketing representatives communicate the effectiveness, safety and value of Elan's products to healthcare professionals in private practice and managed care organisations. Elan generally manufactures its drug delivery products for licencees and distributors but does not engage in any direct sales of drug delivery products.

Raw Materials and Product Supply

Raw materials and supplies are normally available in quantities adequate to meet the needs of Elan's business. However, Elan does not have dual sourcing or manufacturing for many of its raw materials or products. Elan is also dependent on third party manufacturers for most of its self-marketed pharmaceutical products and raw materials. An inability to obtain raw materials or product supply could have a material adverse impact on Elan's business, financial condition and results of operations.

Employees

On 31 December 2001, Elan had 4,617 employees worldwide, of whom 1,088 were engaged in research and development activities, 1,047 were engaged in manufacturing and supply activities, 1,693 were engaged in sales and marketing activities and the remainder worked in general and administrative areas.

Business Ventures

Elan has pursued collaborations with emerging biotechnology, drug delivery and pharmaceutical companies in order to leverage its drug delivery technologies and its proprietary neurological and oncology research, and to access complementary or synergistic research and development programmes in Elan's areas of expertise. Elan has historically referred to this programme in a number of ways, including as a joint venture programme, a business venture programme and a strategic licencing programme. For the purposes of this Annual Report and Form 20-F, this programme will be referred to as the "business venture programme".

Elan does not believe that any individual business venture licencing transaction entered into by it pursuant to its business venture programme is material. In addition, following the adoption by the Company in 2000 of the SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), under US GAAP, Elan began deferring and amortising up-front non-refundable licence fees received from business ventures to the profit and loss account over the "performance period". The performance period is typically between two and three years for up-front non-refundable licence fees received by Elan from business ventures pursuant to Elan's business venture programme. The performance period is determined by the facts and circumstances and may be shorter or longer in duration than the typical two to three year period. For additional information regarding SAB 101, please refer to note "(h) Revenue recognition" under "Additional US Information". Under Irish GAAP, up-front non-refundable licence fees are generally recognised immediately in the profit and loss account.

The business venture programme generally involves licencing drug delivery technologies, or pharmaceutical research and development assets to a subsidiary (the "business venture") of an emerging biotechnology, drug delivery or pharmaceutical company (the "business venture parent") and the establishment of a joint development collaboration.

Contemporaneously with the licencing and collaborative transaction, Elan typically makes an investment in the business venture in the form of non-voting convertible preferred stock. Elan typically holds an initial fully diluted equity interest of 19.9% in the business venture. Elan also typically makes an investment in the business venture parent in the form of common equity and convertible/exchangeable preferred stock and/or convertible/exchangeable debt. The convertible/exchangeable securities in the business venture parent are generally convertible, at Elan's option, into common equity of the business venture parent or exchangeable for up to 30.1% of the common equity in the business venture, potentially bringing Elan's fully diluted equity interest in the business venture to up to 50%. Elan sold certain of its investments in the business ventures and the business venture parents to Elan Pharmaceutical Investments II, Ltd. ("EPIL II") in June 2000. Elan also sold certain investments, including certain investments held by Elan Pharmaceutical Investments, Ltd. ("EPIL"), in the business venture parents to Elan Pharmaceutical Investments III, Ltd. ("EPIL III") in March 2001. EPIL II and EPIL III are securitisation entities and the investments are held by EPIL II and EPIL III as security for outstanding indebtedness issued by the entities. For additional information regarding these special purpose entities, please refer to Note 15 to the Consolidated Financial Statements and to note "(i) Non-consolidated subsidiaries" under "Additional US Information".

The business venture conducts research and development activities using its technologies and proprietary know-how in a predefined research field. Elan's partner, the business venture parent, principally manages the business venture. The technologies and proprietary know-how of the business venture are in-licenced by the business venture from Elan and the business venture parent. During the initial set-up phase of the business venture, a number of contracts are entered into to govern the in-licencing of intellectual property assets to the business venture from Elan and the business venture parent.

Development of products and technologies for pharmaceutical applications involves risk. The nature of pharmaceutical development, with stringent regulatory constraints and guidelines designed to protect the health and safety of the ultimate patients and those working with the products, means that these development activities are costly and time consuming. Elan believes that its portfolio of business ventures allows it to diversify risk. It is likely that some business ventures may fail, while others may succeed. In addition, individual development programmes within the business ventures will have varying degrees of success and failure. Elan and the business venture parent work together using commercially reasonable efforts and their combined technical, regulatory and clinical expertise to increase the likelihood of success of the business ventures. This may lead to changes in the direction of a development programme, adding or substituting technologies, products and redirection of clinical programmes as deemed necessary.

As of May 2002, approximately 55 business ventures were active, some of which were entered into before 1999, and hence are not detailed in the following tables. The pipeline of products in development by these business ventures currently includes approximately 30 products in clinical development, including four in Phase III or pivotal clinical trials. The business ventures focus primarily on neurology, pain, oncology and the utilisation of drug delivery technologies, thus benefiting from more than one of Elan's areas of expertise. No assurances can be given that any of the products in development by the business ventures will receive marketing approval, or even if such marketing approval is achieved, that these products will be successful in generating future revenues.

Elan received and recorded under Irish GAAP initial revenue from the business ventures set out in the tables below, of $172.5 million, $321.2 million and $226.1 million in 2001, 2000 and 1999, respectively. Elan's initial investments in the business ventures and the business venture parents were $229.2 million, $435.7 million and $326.0 million in 2001, 2000 and 1999, respectively. Under US GAAP, the accounting treatment utilised by Elan for non-refundable licence fees prior to 2000 was similar to the accounting treatment utilised by Elan under Irish GAAP. In December 1999, the SEC issued SAB 101. Following the Company's adoption of SAB 101 in 2000, Elan began deferring and amortising non-refundable up-front licence fees received from business ventures to the profit and loss account over the "performance period" for purposes of US GAAP. The performance period is typically between two and three years for non-refundable up-front licence fees received by Elan from business ventures pursuant to Elan's business venture programme. The performance period is determined by the facts and circumstances and may be shorter or longer in duration than the typical two to three year period. For additional information regarding SAB 101, please refer to note "(h) Revenue recognition" under "Additional US Information". Under US GAAP, Elan recognised approximately $255.0 million in licence fee revenue from business ventures in 2001.

Elan has a continuing involvement with many of its business ventures. The contracts establishing a business venture provide for a business plan. The business plan includes the plan and programme of activity relating to the business venture, including the research, development and commercialisation of the products or technologies under development.

The business ventures typically have the same operational structure that is described as follows: The board of directors of a business venture is comprised of a majority of directors from the business venture partner and one Elan director. For a quorum, the presence of the Elan director is required. The business plan requires the approval of the board of directors of the business venture, including the Elan director. This is subject to the directors' fiduciary duty to the business venture. The contracts of establishment provide for subsequent reviews, either annually or more frequently, of the business plan and require the continuing approval by the Elan director. The business ventures also have a management committee and/or research and development committee. These committees provide for equal representation by Elan and the business venture partner. The committees have responsibility for day to day activities of the business venture and for the implementation of the business plan. At their inception, the business ventures typically have no funds after payment of the initial fee to Elan. The operating funding of the business venture is provided by the business venture partner and Elan. Elan may provide subsequent financial support or research and development services to business ventures or the business venture parents. Funding is generally utilised to pay for research and development activities. Typically, such subsequent financial support is provided in proportion to the respective fully diluted holdings by the business venture parent and Elan in the business venture (typically 80.1% and 19.9%, respectively). Elan expenses the subsequent funding it provides directly to the business venture. This is expensed within the interest and other expense line. Elan expensed approximately $24.6 million, $10.0 million and $8.5 million of subsequent business venture funding in 2001, 2000 and 1999, respectively. Elan may also provide additional debt or equity financing to the business venture parent, the proceeds of which the business venture parent uses to fund its proportion of the subsequent support of the business venture. This amount is recorded by Elan as a financial asset. Elan provided additional financing of $92.2 million, $41.3 million and $9.7 million to business venture parents in 2001, 2000 and 1999, respectively.

The future funding that may be provided to the business ventures is uncertain and depends on various factors, including the successful progression of research and development, the speed of that progression, and the design and associated cost of the research and development activity within each business venture. The business ventures incurred research and development expenditures of approximately $125.0 million in 2001. Assuming no changes to the business venture portfolio, the business ventures could incur research and development expenditures of between $150 million and $200 million in each of 2002 and 2003. While the business ventures and the business venture parents are generally responsible for ongoing research and development activities, they may request that Elan conduct research and development on their behalf. If Elan undertakes such work, the work is typically charged to the business venture at pre-determined rates, which are set to recover Elan's costs plus a mark-up. Elan received research revenue from the business ventures of approximately $15.0 million, $15.4 million and $8.8 million in 2001, 2000 and 1999, respectively.

Investments in the business venture parents are made at fair value. The fair value of investments is initially determined by Elan using quoted prices for publicly quoted securities and by valuing non-quoted securities using methodologies such as option pricing, private placement prices and discounted cash flows.

Subsequent to Elan's investment in a business venture and business venture parent, the value of the investments are determined on a periodic basis, but not less than yearly, by a third party financial adviser using methodologies similar to those described above.

The tables below set forth certain information regarding the business ventures that were formed in 2001, 2000 and 1999, respectively. These tables list 44 business ventures. The footnotes list another two business ventures that are being restructured. As of May 2002, Elan has approximately 55 active business ventures. Those nine active business ventures, not included in the tables or footnotes, were formed in the periods prior to 1999. These nine business ventures did not have a material impact on Elan's results or financial condition in 2001, 2000 or 1999.

Business Ventures—2001[1]

Business Venture Partner	Aggregate Initial Amount Invested (in both business venture and business venture parent)	Field of Research and Development	Initial Fee Received by Elan
Allergy Therapeutics Ltd.	$ 20.7 million	Development of anti-histamine formulations	$ 15.0 million
Applied Genetics Incorporated Dermatics	$ 19.0 million	Topical treatments of skin disease including skin cancer (Dimericine™—liposomal T4N5)	$ 15.0 million
Beyond Genomics, Inc.	$ 15.0 million	Research into Alzheimer's disease and/or mild cognitive impairment	$ 10.0 million
CeNeS Limited	$ 21.0 million	Treatment of pain (morphine-6-glucuronide)	$ 15.0 million
ChemGenex Therapeutics, Inc.	$ 20.0 million	Treatment of cancer	$ 15.0 million
Cogent Neuroscience, Inc.	$ 17.5 million	Treatment of central nervous system ("CNS") disease	$ 12.5 million
Curis, Inc.	$ 19.0 million	Treatment of neurological disorders	$ 15.0 million
eNOS Pharmaceuticals, Inc.	$ 17.0 million	Treatment of neurological and cardiovascular diseases in non-hypercholesterolemic humans (EN-110)	$ 15.0 million
GlycoGenesys, Inc.	$ 20.0 million	Treatment of cancer (GCS-100, formerly known as GBC-590)	$ 15.0 million
Inex Pharmaceuticals Corporation	$ 20.0 million	Treatment of cancer (VSLI™)	$ 15.0 million
Lipocine Inc.	$ 20.0 million	Oral hormone replacement therapy combination product	$ 15.0 million
Nobex Corporation	$ 20.0 million	Treatment of post-menopausal osteoporosis or Paget's disease (Oratonin™)	$ 15.0 million
Total	$229.2 million		$172.5 million

[1] *All business ventures formed in 2001 are active.*

In 2001, Elan received and recorded under Irish GAAP initial revenue from business ventures of $172.5 million. Elan's initial investments in the business ventures and the business venture parents were $229.2 million.

Business Ventures—2000

Business Venture Partner	Aggregate Initial Amount Invested (in both business venture and business venture parent)	Field of Research and Development	Initial Fee Received by Elan
Acusphere, Inc.[1][2]	$ 22.5 million	Pulmonary delivery of therapeutics (compound not disclosed)	$ 15.0 million
Altea Genomics, Inc.[1][2]	$ 12.0 million	Transcutaneous delivery of gene-based products including DNA vaccines	$ 10.0 million
Ardent Pharmaceuticals, Inc.[1] ("Ardent")	$ 20.0 million	Treatment of pain (morphine)	$ 15.0 million
Atrix Laboratories, Inc.[1]	$ 20.0 million	Treatment of pain and cancer-associated symptoms (fentanyl and an anti-emetic)	$ 15.0 million
Cogent Neuroscience, Inc.[1][2]	$ 20.0 million	Gene-based products for treatment of disorders resulting from cellular pathologies induced by genetic disease (such as Huntington's disease)	$ 15.0 million
Cytokine Pharmasciences, Inc.[1][2]	$ 20.0 million	Indications of CNI-1493, except infectious diseases	$ 15.0 million
Digital Gene Technologies, Inc.[1]	$ 41.2 million	Identify and develop drug targets and therapeutics for the treatment of Alzheimer's disease and Parkinson's disease and also to develop novel mechanisms for drug delivery	$ 31.2 million
Elite Pharmaceuticals, Inc.[1][2]	$ 20.0 million	Treatment of pain and neurology (two undisclosed compounds)	$ 15.0 million
FeRx Incorporated[1][2]	$ 20.6 million	Treatment of cancer (MTC-DOX™)	$ 15.6 million
Generex Biotechnology Corporation[1]	$ 20.0 million	Treatment of pain (buccal morphine)	$ 15.0 million
Idun Pharmaceuticals, Inc.	$ 25.0 million	Treatment, inhibition or prevention of apoptosis (cell death) following stroke	$ 15.0 million

[1] *Investments in the business venture or business venture parent were sold to EPIL II and/or EPIL III.*

[2] *Investment held by EPIL III was disposed of to an unaffiliated third party on 29 June 2002.*

Business Ventures—2000 (continued)

Business Venture Partner	Aggregate Initial Amount Invested (in both business venture and business venture parent)	Field of Research and Development	Initial Fee Received by Elan
ImaRx Therapeutics, Inc.[(1) (2)]	$ 12.0 million	Treatment of cancer	$ 10.0 million
Incara Pharmaceuticals Corporation[(1)]	$ 19.0 million	Treatment of gastro-intestinal disease including ulcerative colitis and Crohn's disease (Deligoparin sodium—ultra low molecular weight heparin)	$ 15.0 million
Ingredient Innovations International Company[(1) (2)]	$ 12.0 million	Nutraceutical products	$ 10.0 million
Lyotropic Therapeutics, Inc.[(1) (2)]	$ 19.0 million	Undisclosed compound	$ 15.0 million
Neurome, Inc.[(1) (2)]	$ 13.3 million	Research into neuronal cell death arising from amyloid deposition	$ 9.9 million
NewBiotics Inc.[(1) (2)]	$ 21.0 million	Treatment of cancer (NB 1011/Thymectacin™)	$ 9.0 million
RxKinetix, Inc.[(1)]	$ 12. 5 million	Prevention and treatment of oral mucositis, a condition associated with cancer therapy	$ 10.0 million
Targeted Molecules Corporation[(1) (2)]	$ 12.0 million	Develop platform drug delivery technologies and drug products for the treatment of cancer	$ 10.0 million
VectraMed, Inc.[(1)]	$ 12.5 million	Treatment of cancer	$ 10.0 million
Verion Incorporated[(1)]	$ 12.0 million	Platform drug delivery technology development	$ 10.0 million
Zealand Pharmaceuticals A/S	$ 18.3 million	Administration of a GLP-1 analogue for the treatment and/or amelioration of diabetes	$ 13.0 million
Total	$404.9 million		$298.7 million

(1) Investments in the business venture or business venture parent were sold to EPIL II and/or EPIL III.

(2) Investment held by EPIL III was disposed of to an unaffiliated third party on 29 June 2002.

In September 2001, Elan acquired Delsys. Elan established business ventures with Delsys in 2000 and 1998. Elan received a licence fee of $12.5 million from Delsys in 2000. Elan invested $18.8 million in Delsys and the related business venture arising from the establishment of the business venture in 2000.

The development programme of the business venture established in 2000 with Aquacap Pharmaceuticals Inc. ("Aquacap") is currently inactive and its future activity is being considered. Elan received a licence fee of $10.0 million from Aquacap and made an initial investment in Aquacap and the related business venture of $12.0 million.

In 2000, Elan received and recorded under Irish GAAP initial revenue from business ventures of $321.2 million. Elan's initial investments in the business ventures and the business venture parents were $435.7 million.

Business Ventures—1999

Business Venture Partner	Aggregate Initial Amount Invested (in both business venture and business venture parent)	Field of Research and Development	Initial Fee Received by Elan
Avmax, Inc.[1]	$ 20.0 million	Research and development of metabolism and transport inhibitors to increase bioavailability or reduce dosage variability	$ 15.0 million
DepoMed, Inc.[1]	$ 20.0 million	Controlled-release formulations of two undisclosed compounds	$ 15.0 million
DOV Pharmaceutical, Inc. ("DOV")[1]	$ 13.0 million	Formulation of proprietary DOV compounds for the treatment of pain and neurological disorders (analgesic and anxiolytic compounds)	$ 10.0 million
ISIS Pharmaceuticals, Inc.[1][2] ("Isis")	$ 30.0 million	Drug delivery platform for oral delivery of antisense molecules	$ 15.0 million
ISIS[1][2]	$ 22.5 million	Delivery of an antisense drug for the treatment of patients chronically infected with Hepatitis C	$ 15.0 million
Medisys plc[1][2]	$ 25.0 million	Diabetes (development of blood glucose monitoring systems for diabetes)	$ 9.6 million
Photogen Technologies, Inc.[1]	$ 21.0 million	Diagnostic imaging agents for cancer	$ 15.0 million
Ribozyme Pharmaceuticals, Inc.[1] ("Ribozyme")	$ 20.0 million	Treatment of breast and other cancers (ribozyme HER-2)	$ 15.0 million
Sheffield Pharmaceuticals, Inc.[1]	$ 20.0 million	Treatment of respiratory diseases (steroid products)	$ 15.0 million
Targeted Genetics Corporation ("Targeted Genetics")	$ 20.0 million	Develop drug delivery platform for therapeutic genes	$ 15.0 million
Total	$211.5 million		$139.6 million

(1) Investments in the business venture or business venture parent were sold to EPIL II and/or EPIL III.
(2) Investment held by EPIL III was disposed of to an unaffiliated third party on 29 June 2002.

In December 2000, Elan acquired Quadrant. Elan established a business venture with Quadrant in 1999. Elan received a licence fee of $14.0 million from Quadrant in 1999. Elan made an initial investment of $22.0 million in Quadrant and the relevant business venture.

Business ventures, established in 1999, that are either terminated or that have development programmes that are currently inactive include those with Ardent (the business venture formed with Ardent in 2000 is in the process of being restructured, while a business venture formed in 1999 is currently inactive), Ashni Naturaceuticals, Inc., Cognetix Inc., Dermal Systems International and Insmed Incorporated. In addition, the original development programme of the business venture with Athersys Inc. is currently inactive; however, negotiations are currently ongoing regarding a restructuring of the business venture. Elan received aggregate licence fees of $72.5 million in 1999 from such business ventures and made initial investments in the business ventures and business venture parents of $92.5 million.

In 1999, Elan received and recorded under Irish GAAP initial revenue from business ventures of $226.1 million. Elan's initial investments in the business ventures and the business venture parents were $326.0 million.

Principal Properties

The following table lists the location, use, size and ownership interest of Elan's principal properties.

Location	Use	Size	Ownership
Dublin, Ireland	Corporate administration	21,600 Sq. Ft.	Leased
Athlone, Ireland	Research and development, manufacturing and administration	420,500 Sq. Ft.	Owned
San Francisco, California, US	Research and development and administration	315,700 Sq. Ft.	Leased
San Diego, California, US	Product development, sales and administration	314,000 Sq. Ft.	Owned
Princeton, New Jersey, US	Research and development, sales and administration	87,000 Sq. Ft.	Leased
Indianapolis, Indiana, US	Manufacturing	55,000 Sq. Ft.	Owned
Gainesville, Georgia, US	Manufacturing and administration	52,100 Sq. Ft.	Owned
King of Prussia, Pennsylvania, US	Research and development, sales and administration	47,000 Sq. Ft.	Leased
Pomezia, Italy	Manufacturing, sales and administration	205,200 Sq. Ft.	Owned

Elan considers that its properties are in good operating condition and that its machinery and equipment have been well maintained. Plants for the manufacture of products are suitable for their intended purposes and have capacities and projected capacities adequate for current and projected needs for existing Elan products. Some capacity of the plants is being converted, with any needed modifications, to the requirements of newly introduced and future products.

For additional information, please refer to Note 11 to the Consolidated Financial Statements, which discloses amounts invested in land and buildings, plant and equipment, Note 23 to the Consolidated Financial Statements, which discloses future minimum rental commitments, capital commitments for the purchase of property, plant and equipment and dispositions of plant and equipment, and "Financial Review—Capital Expenditure and Investment", which discloses Elan's capital expenditures.

Biopharmaceuticals

—Pharmaceuticals
—Research and Development



Biopharmaceuticals

Pharmaceuticals—Key Marketed Products

The following table lists the therapeutic area, trademark, compound and indication for each of Elan's key marketed products.

Therapeutic Area	Trademark	Compound	Indication
Neurology/ Pain Management	*Zanaflex*	Tizanidine hydrochloride	Spasticity
	Skelaxin	Metaxalone	Acute painful musculoskeletal conditions
	Sonata	Zaleplon	Sleep disorders
	Zonegran	Zonisamide	Epilepsy
	Myobloc	Botulinum toxin type B	Cervical dystonia
	Roxicodone	Oxycodone hydrochloride	Severe pain
	Frova	Frovatriptan succinate	Migraine
Infectious diseases	*Maxipime*	Cefepime hydrochloride	Life-threatening infections
	Abelcet	Amphotericin B lipid complex injection	Systemic fungal infections
	Azactam	Aztreonam	Pneumonia, post-surgical infections and septicemia
Dermatology	*Cutivate*	Fluticasone propionate	Inflammatory and pruritic manifestations of corticosteroid-responsive dermatoses
	Temovate	Clobetasol propionate	Inflammatory and pruritic manifestations of corticosteroid-responsive dermatoses
	Aclovate	Alclomethasone diproprionate	Inflammatory and pruritic manifestations of corticosteroid-responsive dermatoses

Biopharmaceutical Research and Development—Key Product Pipeline

The following table lists the therapeutic area, indication and status for each of Elan's key research and development products.

Therapeutic Area	Research and Development Product	Indication	Status
Pain management	*Prialt* (ziconotide)	Severe chronic pain and neuropathic pain	May be made available to patients for compassionate use purposes. Additional Phase III trials initiated in 2002
	ELN-154088	Pain	Phase I trial to be initiated in 2002
Neurology/Autoimmune	*Antegren* (natalizumab)	MS and Crohn's disease	Phase III trials ongoing. Collaboration with Biogen, Inc. ("Biogen")
Neurology/Pain	*Zonegran* (zonisamide)	Migraine and mania	Separate Phase II trials ongoing
Neurology	*Myobloc* (botulinum toxin type B)	Various	A variety of studies are ongoing
Neurology	Immunotherapeutics	Alzheimer's disease	Preclinical collaboration with Wyeth
	Inhibitors of beta secretase	Alzheimer's disease	Discovery collaboration with Pharmacia
Autoimmune	Cell trafficking	Asthma and MS	Preclinical collaboration with Wyeth

Elan is also pursuing product enhancement activities involving the application of its drug delivery technologies to *Skelaxin, Sonata, Zanaflex* and *Zonegran*.

Overview

The Biopharmaceuticals business is composed of pharmaceutical commercial activities and biopharmaceutical research and development activities. Pharmaceutical commercial activities include the marketing of products in the therapeutic areas of neurology, pain management, infectious diseases, dermatology and oncology. Biopharmaceutical research and development activities include the discovery and development of products in the therapeutic areas of neurology, pain management and autoimmune diseases. Biopharmaceuticals' products are marketed through five focused sales forces totalling approximately 1,000 sales representatives in the United States and approximately 260 sales representatives in Europe/Rest of World. Approximately 600 employees are engaged in biopharmaceutical research and development activities. Biopharmaceutical research and development activities include prominent research efforts in Alzheimer's disease ("AD"), as well as research and development efforts in cell trafficking, Parkinson's disease, pain, MS, other neurological disorders and autoimmune diseases.

Ongoing Operations—2001 Compared with 2000—Pro-Forma Information

All narrative in this section refers to revenue growth rates assuming the Dura acquisition took place on 1 January 2000, rather than on 9 November 2000. The directors consider that such pro-forma information for 2000 provides a more meaningful basis by which to assess Elan's business during 2001. On this basis, product revenue from Elan's top ten product lines increased by 78% to $617.1 million in 2001 from $347.0 million in 2000. Excluding product acquisitions in 2000 and 2001, the increase was 63%.

All narrative in this section incorporates revenues from *Abelcet*, the dermatology products, Roxane and *Sonata* from their respective dates of acquisition or the date Elan assumed responsibility for marketing, namely May 2000, September 2000, September 2001 and December 2001, respectively.

The following table sets forth Elan's aggregate pro-forma US revenue from key product lines in each of the therapeutic areas in which it operates.

	2001 $m	2000 $m	Percentage Increase
Neurology/Pain Management	346	185	87*
Infectious Diseases and Oncology	210	145	45**
Dermatology	62	16	288***

**Roxane pain products were acquired from Roxane in September 2001*
***Abelcet was acquired in May 2000 pursuant to the acquisition of Liposome*
****Dermatology products were acquired by Dura in September 2000*

Neurology/Pain Management

CNS diseases are classified into two types: neurological, which includes AD, MS, Parkinson's disease and epilepsy; and psychiatric disorders, which includes depression, anxiety disorders and schizophrenia. Elan's focus on CNS diseases is concentrated on neurological conditions, and currently encompasses AD, epilepsy, MS, Parkinson's disease and muscle spasticity.

The prescription pharmaceutical pain market can be divided into three segments; peripherally acting (non-opioid) analgesics, opioid analgesics and centrally acting analgesics. These market segments represent 39%, 31% and 30% of the prescription pain market, respectively.

In 2001, pro-forma US revenue from Elan's key products within the neurology/pain management therapeutic area increased by 87% to $345.6 million compared to 2000. This includes the acquisition of the Roxane pain products in September 2001. Excluding these products, revenue growth in this area was 79%.

Biopharmaceuticals

US Neurology/Pain Management Product Revenue

	2001 $m	2000 $m
Total Neurology/Pain Management	345.6	185.1
Major Products		
Zanaflex	161.7	91.0
Skelaxin	117.9	81.5
*Zonegran**	37.8	12.6
Roxane pain products**	15.4	—
*Myobloc****	10.5	—

*Launched in the United States in May 2000
**Acquired from Roxane in September 2001
***Launched in the United States in December 2000

Products

Zanaflex. Elan licenced *Zanaflex* for the United States, Ireland and the United Kingdom from Novartis Pharma A.G. Elan markets *Zanaflex* through its primary care and neurology sales forces. *Zanaflex* was launched in the United States in 1997 for the treatment of spasticity. *Zanaflex* has grown rapidly in the United States since its launch and generated approximately 2.3 million[2] prescriptions in 2001, compared to 1.1 million[2] prescriptions in 2000, an increase of 109%. US revenue for *Zanaflex* increased by 78% to $161.7 million in 2001 from $91.0 million in 2000. In June 2002, Elan announced that Eon Labs, Inc. received FDA approval to market a generic alternative for the *Zanaflex* 4 mg dosage form. Approximately 75% of prescriptions written for *Zanaflex* are for the 4 mg dose.

Skelaxin. Elan acquired *Skelaxin* pursuant to the acquisition of GWC Health, Inc. in 1998. Elan markets *Skelaxin* in the United States through its primary care and neurology sales forces. *Skelaxin* is approved by the FDA as an adjunctive treatment for the relief of discomfort associated with acute, painful musculoskeletal conditions. *Skelaxin* has shown strong growth in recent years. *Skelaxin* generated approximately 4.1 million[2] prescriptions in 2001, an increase of 42%[2] over 2000. US revenue for *Skelaxin* increased by 45% to $117.9 million from $81.5 million in 2000.

Zonegran. Elan licenced *Zonegran* for the United States and Europe from Dainippon Pharmaceuticals Co., Ltd. ("Dainippon"). Elan markets *Zonegran* through its neurology sales force. *Zonegran* was launched in the United States in May 2000 as an adjunctive therapy in the treatment of epilepsy in adults. *Zonegran* generated 0.2 million[2] prescriptions in the United States since its launch. In 2001, US revenue for *Zonegran* amounted to $37.8 million. *Zonegran* is currently the fastest growing anti-epileptic drug in the United States. Epilepsy affects approximately 2.5 million people in the United States, and over seven million worldwide. *Zonegran* has been marketed by Dainippon in Japan since 1989. Elan is developing *Zonegran* for certain European markets.

Roxane Pain Products. In September 2001, Elan acquired a portfolio of pain products from Roxane. These products are marketed in the United States through Elan's neurology sales force. The portfolio of products includes *Roxicodone* and *Oramorph*. In 2001, Elan's revenue from these products amounted to $15.4 million.

Myobloc. *Myobloc* (*Neurobloc* in Europe) was developed by Elan. It is a sterile liquid formulation of a purified neurotoxin that acts at the neuromuscular junction to produce flaccid paralysis. *Myobloc* was approved by the FDA for the treatment of patients with cervical dystonia to reduce the severity of abnormal head position and neck pain. *Myobloc* was launched in the United States in December 2000 and in the European Union in March 2001. In 2001, US revenue for *Myobloc* amounted to $10.5 million. Elan markets *Myobloc* through its clinical sales consultants.

Sonata. In December 2001, Elan entered into a strategic alliance with Wyeth pursuant to which Elan assumed responsibility for the US marketing of *Sonata,* a non-benzodiazepine hypnotic for the treatment of sleep disorders, that was launched by Wyeth in 1999. It is the number two branded hypnotic, in terms of total prescriptions, in the United States[2]. Elan has an option to acquire the US product rights to *Sonata* in 2005. As part of the alliance, Elan will use its drug delivery technologies to develop new formulations of *Sonata*. Elan markets *Sonata* through its primary care sales force. In 2001, Elan's revenue from *Sonata* was $2.3 million.

Frova. Elan licenced exclusive North American sales and distribution rights for *Frova* in October 1998 from Vernalis Group, plc. *Frova* is a $5HT_{1B/1D}$ agonist used as an anti-migraine therapy. In November 2001, the FDA approved *Frova* for the acute treatment of migraine. Approximately 10% of the US population suffers from migraine attacks. The US market for 2001 for migraine therapy was estimated at $1.4 billion for the overall triptan class, with the oral triptans representing $1.2 billion. In March

2002, Elan and UCB Pharma Inc. ("UCB") entered into an agreement to co-promote *Frova*. The companies launched *Frova* during the second quarter of 2002. Elan markets *Frova*, pursuant to its co-promotion agreement with UCB, through Elan's neurology sales force.

Infectious Diseases and Oncology

The US systemic anti-infective market, *including anti-bacterial, anti-viral and* anti-fungal products, amounted to approximately $13 billion in 2001, an increase of 13% over 2000[1]. Major segments in this market include respiratory infections, hospital-acquired bacterial infections and fungal infections.

In 2001, US revenue from Elan's key products within the infectious diseases and oncology therapeutic areas increased by 44% to $209.7 million compared to 2000. This includes *Abelcet*, which was acquired in May 2000 pursuant to the acquisition of Liposome. Excluding *Abelcet*, growth in this area was 56%.

US Infectious Diseases and Oncology Product Revenue

	2001 $m	2000 $m
Total Infectious Diseases and Oncology	**209.7**	145.5
Major Products		
*Maxipime**	**86.3**	50.8
*Abelcet***	**77.0**	60.2
*Azactam**	**46.4**	34.5

**Acquired pursuant to the acquisition of Dura in November 2000*
***Acquired pursuant to the acquisition of Liposome in May 2000*

Products

Maxipime Elan licenced the US marketing rights to *Maxipime* from Bristol-Myers Squibb Company ("Bristol-Myers"). *Maxipime* is a fourth-generation injectable cephalosporin antibiotic used to treat patients with life-threatening infections. Pulmonologists, infectious disease specialists, internal medicine physicians, hematologists and oncologists prescribe *Maxipime* for patients with severe hospital-based respiratory and non-respiratory conditions such as pneumonia, urinary tract infection and febrile neutropenia. An important attribute of *Maxipime* is its broad spectrum of activity, including activity against many pathogens resistant to other antibiotics. Elan markets *Maxipime* through its hospital sales force. In 2001, US revenue for *Maxipime* was $86.3 million, an increase of 70% over 2000, on a pro-forma basis.

Abelcet Elan acquired *Abelcet* pursuant to the acquisition of Liposome in May 2000. *Abelcet*, which is an amphotericin B lipid complex, is marketed by Elan's hospital sales force primarily to hospital-based oncologists. *Abelcet* is used for the treatment of systemic fungal infections. These infections mainly occur in immuno-compromised patients such as those undergoing cancer chemotherapy. In 2001, US revenue for *Abelcet* was $77.0 million, an increase of 28% over 2000.

Azactam Elan licenced this injectable product from Bristol-Myers. *Azactam* is *a monobactam and is principally used* by surgeons, infectious disease specialists and internal medicine physicians to treat pneumonia, post-surgical infections and septicemia. Elan markets *Azactam* in the *United States through its hospital sales* force. In 2001, US revenue for *Azactam* was $46.4 million, an increase of 34% over 2000, on a pro-forma basis.

Dermatology

The three United States dermatology markets in which Elan competes are topical corticosteroids ("TCSs"), topical anti-fungals and topical anti-infectives.

All three market segments are growing. TCSs comprise the largest segment with US revenue of approximately $1 billion[2] in 2001. Topical anti-fungals have revenue of approximately $560 million[2] annually.

Elan entered into a distribution agreement for five dermatology products with Glaxo SmithKline plc in September 2000. Elan currently promotes these five products in three separate dermatology categories in the US market through its specialty/dermatology sales force. *Cutivate, Temovate* and *Aclovate* are all TCSs competing in the subcategories of high potency, medium potency and low potency, respectively. *Oxistat* is a topical anti-fungal cream and *Emgel* is a topical anti-infective cream.

Products

Cutivate *Cutivate is used to provide* relief for corticosteroid-responsive skin diseases. *Cutivate* is the only topical steroid indicated for children under one year of age and older than three months. In 2001, *revenue from Cutivate was $24.8 million.*

Temovate *Temovate* is for the treatment of severe inflammatory skin diseases. *Temovate* is indicated for the short term treatment of patients with skin diseases that are resistant to lower potency TCSs. In 2001, revenue for *Temovate* was $15.0 million.

Aclovate *Aclovate* is indicated for relief of the inflammatory and pruritic manifestations of corticosteroid-responsive dermatoses. In 2001, revenue for *Aclovate* was $9.5 million.

Biopharmaceuticals—Research and Development

Athena Diagnostics and Elan Diagnostics

Elan operates two distinct diagnostics units—Athena Diagnostics, Inc. ("Athena Diagnostics") and Elan Diagnostics, Inc. ("Elan Diagnostics"). Revenue from Elan's diagnostics units was $57.3 million in 2001.

Athena Diagnostics is a clinical reference laboratory that receives and diagnostically analyses samples sent from physicians. It provides testing services in the areas of peripheral nerve disorders, neurogenetic disorders, AD, paraneoplastic syndromes, movement disorders, neuromuscular disorders, and ataxia. Athena Diagnostics also offers certain diagnostic services to contract research organisations and pharmaceutical companies for use in clinical trials. This business is based in Massachusetts, United States. In December 2001, Elan sold approximately 20% of Athena Diagnostics to a group of private investors for $41.9 million.

Elan Diagnostics manufactures and distributes equipment, chemistry reagents and test kits used in physicians' offices and clinical laboratories to assay blood specimens. This business is based in Rhode Island, United States.

It is Elan's current intention to dispose of these diagnostics businesses.

Research and Development

Elan has approximately 600 employees engaged in its biopharmaceutical research and development activities.

Elan's research and development activities include prominent research efforts in AD, as well as research and development efforts in cell trafficking, Parkinson's disease, pain, MS, other neurological disorders and autoimmune diseases.

Antegren

Antegren is a humanised monoclonal antibody for use in inflammatory conditions such as MS and Crohn's disease. *Antegren* is the first in a new class of potential therapeutics known as Selective Adhesion Molecule ("SAM") inhibitors. *Antegren* blocks the adhesion of leukocytes (primarily lymphocytes) to blood vessel walls and thus interrupts the subsequent migration of lymphocytes into tissues where, in autoimmune diseases such as MS and Crohn's disease, these cells mediate an inappropriate immune response against normal tissue. In August 2000, Elan announced that it would be collaborating on the development, manufacture and marketing of *Antegren* with Biogen.

Crohn's disease is a chronic inflammatory relapsing-remitting disease of the gastro-intestinal tract, commonly affecting both men and women, usually as young adults. The disease can cause diarrhea, abdominal pain, fever, and, at times, rectal bleeding, as well as loss of appetite and subsequent weight loss. Crohn's disease can result in frequent hospitalisations for patients and may necessitate surgery.

MS is a disorder involving repeated episodes of inflammation of nervous tissue in the CNS. This inflammation destroys the myelin sheath or covering of the nerve cells, leaving multiple areas of scar tissue. The exact cause of the inflammation associated with MS is unknown.

Data on *Antegren* in Crohn's disease and MS has been reported in peer-reviewed literature and at international meetings over the past several years. In 1992, Elan scientists first described a role for alpha-4 integrin in an animal model of MS in an article published in *Nature*. Early data on *Antegren* has been further presented in publications such as *Journal of Neuroimmunology, Neurology* and *Human Antibodies*. Abstracts reporting positive data on *Antegren* in Crohn's disease were presented at both the 1999 and 2001 American Gastroenterological Associations' Digestive Disease Week meetings. In September 2001, results of the Phase II study in MS were presented at the annual meeting of the European Congress on Treatment and Research in Multiple Sclerosis.

Comprehensive Phase III clinical trials have been developed for the treatment of patients with *Antegren* in both MS and Crohn's disease. In November 2001, the first subject was dosed in the Phase III clinical trial, which will involve approximately 2,100 patients with relapsing MS. In December 2001, an 850-patient Phase III study commenced in patients with moderate to severe Crohn's disease, the largest clinical trial undertaken in this indication to date.

Elan anticipates that *Antegren* may also be useful in the treatment of a range of inflammatory and non-inflammatory diseases. Specifically, Elan intends to examine *Antegren's* potential in the treatment of rheumatoid arthritis and ulcerative colitis.

Alzheimer's Disease

AD is a degenerative brain disorder that primarily affects older persons. AD can begin with forgetfulness, can progress into more advanced symptoms, including confusion, language disturbances, personality and behaviour changes, and impaired judgement, and can ultimately lead to profound dementia. Patients eventually are unable to care for themselves and often require institutionalisation or professional care in the home setting. One of the key pathological features of AD is the presence of beta-amyloid containing plaque lesions in the brain tissue of affected patients. Many scientists working in AD research believe that the beta-amyloid peptide (the building block of plaque) is causative of the disease.

Approximately four million people in the United States presently have AD, according to the Alzheimer's Association. Most of these people are over age 65 and half of all Americans over age 85 are thought to have AD.

Elan's AD Programmes

Elan currently has one of the largest research efforts dedicated to developing pathology-based approaches to the treatment of AD. Elan scientists have researched approaches to the prevention and treatment of AD since 1987. These research advances have been discussed in distinguished scientific publications, such as *Nature*, and by scientific organisations such as the American Academy of Neurology, which, in April 2001, awarded one of Elan's key scientists, Dr. Dale Schenk, the Potamkin Prize, in recognition for Elan's contributions to the field of AD research.

Elan's extensive knowledge on the processes of beta-amyloid peptide formation has led to new disease targets and the development of one of the first animal models of the disease. As a result of this work, Elan has developed several new therapeutic approaches for the treatment of AD, including an immunotherapeutic approach involving the beta-amyloid peptide, AN-1792. In April 2000, a research and development alliance between Elan and Wyeth, a leader in vaccine research and development, was formed to leverage the early preclinical research demonstrating that AN-1792 reduced and prevented the development of amyloid plaque in mice, and to discover and develop additional products within the immunotherapeutic approach. Several academic laboratories have validated these preclinical studies and demonstrated that such treatments reverse cognitive changes in transgenic mice that develop plaques.

In January 2002, Elan and Wyeth suspended all clinical dosing with AN-1792 in the Phase IIa study immediately after learning that some patients were reported to have experienced clinical signs consistent with inflammation in the CNS. On 1 March 2002, Elan and Wyeth announced that they would not resume further dosing of AN-1792.

AN-1792 represents the first in a series of therapies currently under development within the collaboration with Wyeth. This collaboration has several immunotherapeutic development candidates, both active and passive, most notably the CRM conjugate (active) and a monoclonal antibody (passive). The CRM conjugate utilises Wyeth's vaccine technology and has different immunotherapeutic properties than AN-1792. The monoclonal antibody approach eliminates the need of the patient's immune system to mount an immune response against the beta-amyloid peptide. Elan and Wyeth remain committed to continuing their research in AD.

In a separate and independent approach to AD, Elan has also been collaborating with Pharmacia since August 2000, focusing on the discovery of inhibitors of beta secretase, an enzyme associated with the development of the beta-amyloid peptide. Beta secretase inhibition is considered by many in the field of AD research to be the premier target for a potential disease modifying treatment for AD.

Elan is also pursuing its own internal AD programme.

Elan expects to submit several INDs from its AD programmes in the next 18 months.

Prialt

Prialt is a new type of analgesic in development for the treatment of severe chronic pain in cancer and AIDS patients, and neuropathic pain resulting from head injuries or stroke. In June 2000, Elan announced that it had received an approvable letter from the FDA for *Prialt*. In January 2002, Elan announced that it had agreed with the FDA to conduct additional Phase III clinical trials which have been initiated during 2002. The FDA agreed that *Prialt* may be made available to patients for compassionate purposes.

Drug Delivery



Key Marketed Products

The following table lists the licencee, compound and indication for each key product currently marketed and developed by Elan utilising its drug delivery technologies.

Product	Licensee	Compound	Indication
Rapamune™	Wyeth	Rapamycin	Immunosuppressant
Cardizem™ CD	Aventis S.A.	Diltiazem	Hypertension and angina
Verelan and *Verelan* PM	Schwarz Pharma, Inc.	Verapamil	Hypertension
Avinza	Ligand Pharmaceuticals, Inc. ("Ligand")	Morphine sulfate	Moderate to severe pain
Herbesser	Tanabe Seiyaku Company Ltd.	Diltiazem	Hypertension and angina
Nifedipine 30 mg	Biovail	Nifedipine	Hypertension
Nicotine Transdermal	Perrigo Company	Nicotine	Smoking cessation
Theodur	Mitsubishi Pharma Corporation	Theophylline	Asthma and chronic bronchitis

Key Research and Development Product Pipeline—Client Service Business*

The following table lists the partner, status and indication for each key product candidate under development by Elan utilising its drug delivery technologies.

Research and Development Product	Partner	Status	Indication
Ritalin™ LA (methylphenidate)	Novartis Pharmaceuticals Corporation ("Novartis")	NDA approved, pre-launch	Attention deficit/hyperactivity disorder
Luvox™ (fluvoxamine)	Solvay Pharmaceuticals, Inc.	Post-Phase III	Obsessive compulsive disorder, depression
Nifedipine 60 mg	—	ANDA approved, pre-launch	Hypertension
Undisclosed	Merck & Co., Inc. ("Merck")	Phase III	Undisclosed
Undisclosed	Janssen Pharmaceutica, N.V.	Phase II	Undisclosed
Undisclosed	Merck	Phase II	Undisclosed
Clonidine Transdermal	Par Pharmaceutical, Inc.	ANDA filed	Hypertension
Nicotine/mecamylamine	—	Phase III	Smoking cessation

**In addition, Elan's Drug Delivery business is developing a number of products, currently in Phase I and Phase II clinical studies, for Elan's Biopharmaceuticals business and is working on a range of projects for Elan's business ventures.*

Drug Delivery

Overview

Elan engages in the development and commercialisation of pharmaceutical products through the application of its proprietary drug delivery technologies for pharmaceutical clients. To enhance the value of Elan's biopharmaceutical product portfolio, Elan now routinely leverages its range of drug delivery technologies to improve the performance of its existing marketed products and improve the efficiency of its research and development process.

Elan offers technologies to solve the drug delivery and product enhancement challenges facing the pharmaceutical industry. Elan's portfolio of drug delivery technologies offers a number of benefits to both patients and clients. Benefits to patients include improved compliance as a result of more user-friendly dosage forms, improved clinical performance and improved tolerability. Benefits to pharmaceutical industry clients include improved products, product differentiation opportunities and the rescue and faster development of new compounds that historically would have been abandoned as development candidates. Elan can provide a tailored service for clients to include all activities from product conception through commercial manufacturing and has extensive research and development facilities to deal with client requirements.

Elan's Drug Delivery business has been in existence for over 30 years and has grown consistently over that time to become a world leader in drug delivery. Currently, Elan has over 550 employees focused on drug delivery, of whom 460 work in research and development. Elan's Drug Delivery experts have developed over 25 products, including 10 products that are currently marketed by Elan's licencees in the United States. Drug Delivery currently has approximately 25 projects in clinical development. Elan has collaborated with a broad range of clients including both major pharmaceutical companies such as Merck, Novartis and Wyeth, and business ventures and biotechnology companies, such as Atrix Laboratories, Inc. Elan consistently invests in research and development on new drug delivery technologies and systems to maintain its leading position in the industry.

Strategy and Key Technologies

Elan's Drug Delivery team has assembled and is deploying a team of technologies that, when used alone or in combination, create "intelligent delivery systems" that enable the control of the fundamental processes that define a drug's biodisposition, dissolution, transport, distribution and metabolism. These technologies can be employed to optimise the performance of pre-marketed drug candidates, as well as marketed drugs.

Elan aims to be the preferred industry partner for drug delivery services to the pharmaceutical industry. Elan continues its development of a comprehensive drug delivery patent portfolio designed to offer strong patent protection for partners' products. It has large-scale, commercial manufacturing capabilities for the majority of its technological offerings. Elan offers a broad range of proprietary drug delivery technologies. These include oral controlled-release, fast melt, *MEDIPAD*, *NanoCrystal*, gastroretention, transdermal, pulmonary dosage form, liposomal and "biotech" delivery systems. Elan continues to innovate through research and development of new technologies to deliver genes, antisense compounds and macromolecules.

NanoCrystal Technology

Elan's *NanoCrystal* technology produces tiny stabilised crystals of drug substance, which, because of their small size, dissolve more rapidly, minimising the problems posed by poor water solubility. The technology is applicable to a wide range of dosage forms, including oral tablets and capsules, injectables, pulmonary dosage forms, ophthalmic drops, intranasal devices and topical applications. The benefits of using this technology include enhanced bioavailability, faster onset of action, improved dosage form uniformity and proportionality, reduced food effects, higher dose loads and deep-lung pulmonary delivery. The first FDA approved product incorporating the *NanoCrystal* technology, a formulation of Wyeth's Rapamune, was launched by Wyeth during 2001.

MEDIPAD Technology

MEDIPAD is a lightweight, disposable, patch-like device that contains a micro-infusor and needle assembly to deliver drugs subcutaneously. An adhesive backing enables this patient-friendly device to be worn similarly to a transdermal patch. This technology provides controlled programmable delivery. The benefits of using *MEDIPAD* include improved delivery of drugs with a short half-life and convenient delivery of biotechnology products such as proteins, peptides and oligonucleotides.

Elan is developing the *Safe-T-Mix* injector to simplify patient administration of lyophilised (powdered) drugs and minimise accidental needlestick injuries. Many bio-engineered medicines are lyophilised and require patients to dissolve the drug with a liquid prior to administration. The process, however, is complex and patients often do not complete the procedure correctly. The *Safe-T-Mix* injector is designed to minimise user error and enhance patient acceptance.

Oral Controlled-Release Technology

Elan's oral controlled-release technologies have been successfully utilised to develop a range of marketed products. Some examples of the type of controlled-release products developed by Elan include sustained-release, delayed-release and pulsatile-release products.

Elan's sustained-release technologies are utilised in commercial products such as Cardizem CD, *Verelan, Herbesser* and the recently approved *Avinza* to be marketed in the United States by Ligand and Novartis' Ritalin LA for attention deficit/hyperactivity disorder. Elan's drug delivery technology can be tailored to release the drug after a predetermined delay. *Verelan* PM is a chronotherapeutic product, which complements the circadian pattern of blood pressure. *Verelan* PM is a product that incorporates delayed-release followed by sustained-release. Pulsatile-release in drug delivery technologies can imitate the effect of administering the drug at discrete intervals throughout the day, without the inconvenience and non-compliance associated with frequent dosing.

Pulmonary Delivery Technology

Elan has access, internally and through established external collaborations, to a full range of inhalation devices, formulation expertise, clinical and regulatory expertise and associated drug packaging and filling technologies related to the development of pulmonary products. Elan's fully integrated approach to developing pulmonary products ensures simultaneous development of the multiple aspects of pulmonary products (drug and device combination).

Biotechnology Research

Elan is developing technologies to optimise drug permeability and cellular targeting. Elan is addressing this delivery need, which is common to drugs and genes alike, by developing targeting ligand systems, new particle systems and advanced excipients to enhance delivery. In addition to the internal research programmes in these key areas, Elan has a number of business ventures with companies, such as ISIS and Targeted Genetics, to enhance development of novel delivery systems for biotechnology products.

This financial review discusses Elan's financial performance as prepared under Irish GAAP with an overview of its results presented in accordance with US GAAP on pages 50 to 52. The reconciliation of Elan's performance under Irish GAAP and US GAAP is set out on page 128.

Introduction

This financial review primarily discusses:

- Critical accounting policies;
- Segmental analysis;
- The results for the year ended 31 December 2001 compared to the year ended 31 December 2000;
- The results for the year ended 31 December 2000 compared to the year ended 31 December 1999;
- Risk-sharing arrangements; and
- Elan's financial position, including its capitalisation and liquidity.

Elan's operating results can be affected by a number of factors, including those described under "Special Notice Regarding Forward-Looking Statements" and "Risk Factors".

Company Acquisitions

In 2001, Elan acquired Delsys. In 2000, Elan acquired Dura, Liposome, Neuralab, Quadrant and other companies. In 1999, Elan acquired Axogen. For additional information regarding these acquisitions, please refer to Note 22 to the Consolidated Financial Statements.

Critical Accounting Policies

The Consolidated Financial Statements include certain amounts that are based on management's best estimates and judgements. Estimates and judgements are used in determining items such as the carrying value of intangible assets, the carrying value of financial assets and the accounting for contingencies amongst other items. Because of the judgements and uncertainties inherent in such estimates, actual results may differ from these estimates.

In December 2001, the SEC released a statement regarding the disclosure by public companies of critical accounting policies and practices. This statement encourages companies to provide further details on their accounting policies, the judgements and uncertainties affecting the application of those policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

The estimates and judgements used by Elan in accounting for intangible assets and financial assets are significant given the carrying value of these assets in Elan's financial statements. For example, a 10% decrease in the carrying value of intangible assets or financial assets as at 31 December 2001 would have resulted in an impairment charge of $452.6 million or $210.2 million, respectively. Intangible assets amounted to $4,526.2 million and $4,746.2 million as at 31 December 2001 and 31 December 2000, respectively. Fixed and current financial assets amounted to $2,102.0 million and $1,526.1 million as at 31 December 2001 and 31 December 2000, respectively.

The principal judgements and uncertainties affecting Elan's accounting for intangible assets relate to carrying values.

The carrying values of intangible assets are assessed annually generally using discounted cash flows. The estimates and judgements used to assess carrying value include those relating to research and development risk, commercial risk, revenue and cost projections, the intention of the Company with respect to the intangible asset, such as the sales and marketing support for a product or the continued focus or level of resources for a particular development project or technology, the impact of competition, including generic competition, and the impact of any reorganisation or change of business focus of the Company. If Elan were to use different estimates or judgements, particularly with respect to the likelihood of research and development success, the likelihood and date of commencement of generic competition or the impact of any reorganisation or change of business focus, a material impairment charge to the profit and loss account could arise. For example, a reorganisation or change in business focus of the Company could arise from a decision to exit a particular therapeutic area, field of research and development or technology. This could result in a material impairment charge to the carrying values of intangible assets relating to that activity. On 10 June 2002, Elan announced a recovery plan aimed at focusing its business on core areas. This may result in material impairment charges in Elan's profit and loss account. For additional information on the recovery plan, please refer to "Financial Review—Prospective Information" on pages 49 and 50. It is Elan's current intention to dispose of its diagnostics businesses. Elan believes that it has used reasonable estimates and judgements in assessing the carrying values of its intangible assets.

The principal judgements and uncertainties affecting Elan's accounting for financial assets relate to carrying values. In general, Elan's accounting policy for financial assets is to carry such assets at cost less provision for impairment in value. The carrying values of financial assets are assessed using established financial methodologies, including quoted market prices for quoted equity securities. Unquoted equity investments and non-traded securities of public entities are assessed using valuation methodologies including the Black-Scholes option-pricing model, the valuation achieved in the most recent private placement by an investee and discounted projected future cash flow models. An internationally recognised US investment bank appraised the values of the Company's financial assets at 31 December 2001. The factors affecting carrying values include both general financial market conditions for pharmaceutical and biotechnology companies and factors specific to a particular company. Different market conditions or negative developments or news affecting a specific investee could result in a material impairment charge for the applicable investment. Additionally, many of Elan's investments are in emerging drug delivery, pharmaceutical and biotechnology companies. In assessing the carrying values of these investments, Elan has assumed that it holds the investments for the medium to long-term and that no liquidity discount is required. If Elan were to dispose of investments in a forced sale or in an accelerated manner, it is likely that material impairment charges would arise. The general US financial market conditions for emerging drug delivery, pharmaceutical and biotechnology companies have been poor in the period from 1 January 2002 to 30 June 2002. Elan will incur a material non-cash impairment charge, arising from its investment portfolio, in its profit and loss account in 2002. In addition, EPIL III disposed of investments in June 2002 in connection with the maturity of debt. This will result in a material impairment charge given current market conditions. Elan has not yet determined the required amount of the impairment charges. For additional information, please refer to "Financial Review—Prospective Information" on pages 49 and 50 and Note 27 to the Consolidated Financial Statements. Elan believes that it has used reasonable estimates and judgements in assessing the carrying values of its financial assets.

The principal judgements used by Elan in accounting for contingencies include the likelihood of the contingency coming to fruition and the ability to estimate the financial impact of such outcome. Elan's primary contingencies include shareholder litigation and the investigation by the SEC. For additional information on these and other contingencies and litigation, please refer to Notes 23 and 24 to the Consolidated Financial Statements. As discussed in Note 24 of the Consolidated Financial Statements, the Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact, if any, of the shareholder litigation which seeks damages of material or indeterminate amounts or of any possible SEC action. The principal judgement and estimates in accounting for the litigation contingency relate to the Company's assessment of the outcome of the litigation and enforcement action which can evolve over time.

Elan accounts for investments using the equity method when it both exercises significant influence and holds voting stock in the investee. Elan does not equity account for most of its business ventures as it holds non-voting stock in these entities and as it does not believe that it exercises significant influence over these entities. However, Elan typically provides funding for the ongoing operations of the business ventures and Elan expenses the funding it provides directly to the business venture. Such amounts are included in interest and other expense.

For additional information regarding Elan's significant accounting policies, please refer to Note 1 to the Consolidated Financial Statements.

Elan utilises Irish GAAP for the purposes of preparing its financial statements. Irish GAAP differs in certain significant respects from US GAAP. For additional information regarding the material differences between Irish GAAP and US GAAP, please refer to "Additional US Information—Differences Between Irish and United States Accounting Principles". The more significant differences for Elan between Irish and US GAAP are described under "(a) Business combinations", "(b) Impairment of acquired intellectual property", "(h) Revenue recognition" and "(i) Non-consolidated subsidiaries". The US GAAP financial results are discussed on pages 50 to 52.

Segmental Analysis

Elan's business is currently conducted through two business units, Biopharmaceuticals and Drug Delivery. Biopharmaceuticals is composed of pharmaceutical commercial activities and biopharmaceutical research and development activities. On 10 June 2002, Elan announced a recovery plan aimed at focusing its business on core areas and at continued growth of the Company. This will restructure the manner in which Elan's business is organised. Please refer to "Financial Review—Prospective Information" for further details.

Biopharmaceuticals' revenue increased by 74% to $1,412.7 million in 2001 from $810.9 million in 2000 due to increased product revenue, mainly arising from product revenue from product rationalisations, which consisted of the disposition of non-core products through outright sale or pursuant to distribution and royalty arrangements, the inclusion for a full year in 2001 of revenue from corporate acquisitions made during 2000, increased revenue from product co-promotion and marketing activities and organic growth. Biopharmaceuticals incurred an operating loss of $560.5 million in 2001, compared with an operating profit of $88.8 million in 2000, primarily due to exceptional charges in 2001 for the impairment of acquired intellectual property ("acquired IP") arising on the acquisition of Neurex Corporation ("Neurex"), for the impairment of product intangibles relating to *Naprelan* and *Ceclor* CD and for the rationalisation of Biopharmaceuticals' activities. Biopharmaceuticals' operating profit before exceptional items decreased by 57% to $66.4 million in 2001 from $155.6 million in 2000, reflecting increased operating expenses offset, in part, by higher product revenue.

Drug Delivery revenue decreased by 33% to $328.0 million in 2001 from $491.1 million in 2000 mainly due to lower contract revenue from business ventures. Contract revenue from business ventures has decreased due to a reduction in the amount of fees received. Drug Delivery incurred an operating loss of $261.9 million in 2001, compared with an operating profit of $212.6 million in 2000, primarily due to exceptional charges in 2001 for the impairment of acquired IP arising on the acquisition of Sano Corporation ("Sano") and lower revenue from business ventures. Drug Delivery's operating profit before exceptional items decreased by 70% to $67.7 million in 2001 from $225.1 million in 2000, primarily reflecting lower revenues.

For additional information regarding Elan's reportable segments, please refer to Note 2 to the Consolidated Financial Statements.

Results of Operations for the Years Ended 31 December 2001, 2000 and 1999

	2001 $m Before Exceptional Items	2001 $m Exceptional Items	2001 $m Total	2000 $m Total	1999 $m Total
Product revenue	1,181.2	225.8	1,407.0	825.6	566.2
Contract revenue	331.7	2.0	333.7	476.4	441.6
Total revenue	1,512.9	227.8	1,740.7	1,302.0	1,007.8
Cost of sales	364.0	22.8	386.8	315.5	211.2
Gross profit	1,148.9	205.0	1,353.9	986.5	796.6
Selling, general and administrative expenses	697.5	1,084.2	1,781.7	384.9	256.9
Research and development expenses	323.3	78.6	401.9	305.3	230.2
Operating profit/(loss)	128.1	(957.8)	(829.7)	296.3	309.5
Share of profits of associates	10.3	—	10.3	0.1	0.2
Loss on fixed assets	—	—	—	(33.9)	—
Profit/(loss) on ordinary activities before interest and tax	138.4	(957.8)	(819.4)	262.5	309.7
Net interest and other (expense)/income	(43.6)	(6.8)	(50.4)	88.6	33.5
Profit/(loss) on ordinary activities before tax	94.8	(964.6)	(869.8)	351.1	343.2
Tax on profit/(loss) on ordinary activities	(17.4)	—	(17.4)	(9.0)	(7.3)
Retained profit/(loss) for the year	77.4	(964.6)	(887.2)	342.1	335.9
Basic earnings/(loss) per Ordinary Share	$ 0.23	$ (2.87)	$ (2.64)	$ 1.19	$ 1.26
Diluted earnings/(loss) per Ordinary Share	$ 0.22	$ (2.87)	$ (2.64)	$ 1.10	$ 1.19

A reconciliation between Elan's Irish GAAP financial results and Elan's financial results prepared in accordance with US GAAP has been provided under "Additional US Information—Differences Between Irish and United States Accounting Principles".

2001 Compared to 2000

Revenue

Total revenue for 2001 increased by 34% to $1,740.7 million from $1,302.0 million for 2000.

Product revenue, after exceptional items in 2001, increased by 70% to $1,407.0 million for 2001 from $825.6 million for 2000, primarily resulting from product revenue from product rationalisations, the inclusion for a full year in 2001 of product revenue from corporate acquisitions made during 2000, primarily Dura and Liposome, increased revenue from product co-promotion and marketing activities and organic growth. Product rationalisation revenue is included as exceptional product revenue in 2001. The increase was 43% before exceptional product revenue of $225.8 million in 2001. Product rationalisations, which consisted of the disposition of non-core products through outright sale or pursuant to distribution and royalty arrangements, contributed $231.4 million to product revenue in 2001. This amount has been included in exceptional items. Product revenue arising from the acquisitions of Dura and Liposome increased by 775% and 30% to $279.1 million and $87.2 million, respectively, for 2001 as compared to 2000. Product revenue from *Zanaflex* and *Skelaxin* increased by 78% and 45% to $161.7 million and $117.9 million, respectively, for 2001 as compared to 2000. Product revenue from product co-promotion and marketing activities, which resulted from Elan's risk-sharing arrangements with Pharma Marketing Limited (together with its subsidiary, "Pharma Marketing") and Autoimmune Research and Development Corp., Ltd. (together with its subsidiary, "Autoimmune"), increased by 158% to $157.7 million in 2001 from $61.1 million in 2000. The increase in product revenue for 2001 was offset, in part, by reduced revenue on the products rationalised during 2001 and by reduced revenue from *Naprelan* and *Ceclor* CD. Revenue from products rationalised in 2001 was

$101.2 million for 2000, compared with $69.4 million, prior to rationalisation, in 2001. Revenue from *Naprelan* declined by $33.6 million in 2001, from $41.8 million in 2000 to $8.2 million in 2001, reflecting factors including competition and less promotional focus by Elan. Revenue from *Ceclor* CD declined by $26.0 million in 2001, from $39.4 million in 2000 to $13.4 million in 2001, reflecting generic competition.

Product revenue from Elan's top ten marketed product lines in the United States increased by 133% to $617.1 million in 2001 from $264.5 million in 2000. US revenue from these product lines for 2001 and 2000 are listed in the table below, together with other sources of product revenue for these periods.

	2001 $m	2000 $m
Neurology/Pain		
Zanaflex	161.7	91.0
Skelaxin	117.9	81.5
Zonegran(1)	37.8	12.6
Roxane products(2)	15.4	—
Myobloc(3)	10.5	—
Sonata(4)	2.3	—
	345.6	185.1
Infectious Disease/Oncology		
Maxipime(5)	86.3	7.6
Abelcet(6)	77.0	60.2
Azactam(5)	46.4	4.5
	209.7	72.3
Dermatology products(5)	61.8	7.1
Total top ten US marketed product lines	617.1	264.5
Europe/Rest of World	86.6	62.7
Contract manufacturing	122.1	160.1
Diagnostics	57.3	70.2
Other (including non-core product lines)	65.4	105.8
Co-promotion/risk-sharing revenue	157.7	61.1
Product rationalisations	231.4	—
Product sales of rationalised products	69.4	101.2
Total product revenue	1,407.0	825.6

1. Launched in the United States in May 2000.
2. Acquired from Roxane in September 2001.
3. Launched in the United States in December 2000.
4. Assumed responsibility for US marketing in December 2001.
5. Acquired pursuant to the acquisition of Dura in November 2000.
6. Acquired pursuant to the acquisition of Liposome in May 2000.

In both 2001 and 2000, *Zanaflex* accounted for 11% of product revenue. No other product accounted for more than 10% of product revenue in either 2001 or 2000. Elan's remaining product revenue was generated from a mix of other products and services.

For additional information regarding product revenue, please refer to "Operating Review—Biopharmaceuticals".

Contract revenue decreased by 30% to $333.7 million for 2001 from $476.4 million for 2000, primarily reflecting a reduction in licence fees of $188.3 million mainly due to fewer new business venture agreements entered into during 2001, offset, in part, by an increase in research revenue of $45.6 million. Aggregate contract revenue from Pharma Marketing and Autoimmune increased by 113% to $58.7 million in 2001 from $27.6 million in 2000.

34

Fee revenue from the business venture programme decreased by 46% to $172.5 million for 2001, compared to $321.2 million for 2000. Research revenue from the business venture programme was approximately $15.0 million and $15.4 million in 2001 and 2000, respectively.

Cardinal Health, Inc. and Pharma Marketing accounted for approximately 14% and 11%, respectively, of Elan's total revenue for 2001. No other customer accounted for more than 10% of revenue in 2001. No customer accounted for more than 10% of revenue in 2000.

Product Rationalisations

During 2001, Elan reorganised its sales force into five groups, consisting of primary care, hospital, neurology, specialty/dermatology and clinical sales consultants. Sales force activity was redirected to promote *Zanaflex, Skelaxin, Abelcet, Azactam, Maxipime, Myobloc, Zonegran* and *Cutivate*. Elan also commenced a product acquisition and marketing alliance strategy to access brands meeting certain commercial criteria established by Elan. Conversely, pursuant to its rationalisation programme, Elan rationalised certain of its products that did not meet its commercial criteria. This rationalisation programme generated product revenue and profits for Elan. The commercial criteria on which the promoted products were chosen, and against which product acquisitions or marketing alliances were evaluated, included potential future revenue from the product; whether the product was in a therapeutic area in which Elan currently markets products or has pipeline products; whether the product was a niche product; and whether Elan's drug delivery technologies could be utilised to enhance the value of the product. For example, Elan assumed responsibility for the US marketing rights of *Sonata* in December 2001 pursuant to its marketing alliance with Wyeth and acquired the Roxane pain management products from Roxane in September 2001.

In 2001, Elan rationalised Diastat™, Entex™, Furadantin™, Midrin™, Mysoline™, Nasarel™, Nasalide™ and Permax™. These rationalisations were accomplished through outright sales or pursuant to distribution and royalty arrangements. The rationalised products did not fit with Elan's commercial criteria. Some of these products would also have suffered over time from the withdrawal of promotional support by Elan. In certain cases, the products were also facing other challenges such as the potential for generic competition.

Revenue generated from product rationalisations is recorded as product revenue. Elan recorded net product revenue of $231.4 million from product rationalisations in 2001. This is recorded as exceptional product revenue. The rationalised products generated revenue of $101.2 million in 2000 and $69.4 million, prior to rationalisation, in 2001. Elan may receive future revenue from Entex, Midrin, Mysoline, Nasarel, Nasalide and Permax in the form of royalties or option payments.

The following table lists each product rationalised in 2001, the company to which the product was rationalised and the net revenue recorded by Elan in 2001 from the rationalisation. Net income from product rationalisations in 2001 amounted to $215.8 million.

Product Rationalised	Company	Net Revenue $m
Diastat	Xcel Pharmaceuticals, Inc. ("Xcel")	97.0
Mysoline	Xcel	23.5
Nasarel/Nasalide	IVAX Corporation ("IVAX")	62.6
Permax	Amarin Corporation, plc ("Amarin")	10.7
Entex	Andrx Laboratories, Inc. ("Andrx")	12.8
Midrin	Women First Healthcare, Inc. ("WFHC")	13.6
Furadantin	First Horizon Pharmaceutical Corporation ("First Horizon")	11.2
		231.4

Diastat/Mysoline

Xcel was formed in January 2001. Xcel is a specialty pharmaceutical company that acquires and markets prescription pharmaceutical products in focused therapeutic markets in the United States, with an initial focus on neurology. As of 31 December 2001, Xcel had 99 employees including 83 sales and marketing personnel. Mr Cam Garner, a founder and chairman of Xcel, Mr Michael Borer, a founder and chief executive officer of

Xcel and Mr John Cook, a founder and senior vice president of Xcel, were previously employed by Dura, a company Elan acquired in November 2000. Mr James Fares, a founder and senior vice president of Xcel, was previously employed by Elan.

Elan rationalised the product rights and related inventory of Diastat to Xcel on 31 March 2001. Elan subsequently rationalised the product rights and related inventory of Mysoline to Xcel. Both these products fall within Xcel's focus on neurology. Diastat and Mysoline are products used for the treatment of epilepsy. Under the product agreements, Xcel acquired worldwide rights to Diastat and exclusive rights to Mysoline in the United States. Elan received aggregate cash consideration of approximately $160.0 million for Diastat and Mysoline. Elan has a royalty right of between 5% and 20% on net sales of Mysoline by Xcel. After reducing the carrying value of the related intangible assets, Elan recorded net revenue of $97.0 million and $23.5 million on the rationalisation of Diastat and Mysoline, respectively, in 2001.

On 30 March 2001, Xcel raised net proceeds of $69.6 million from issuing convertible preferred stock. Elan purchased $15.0 million of this convertible preferred stock, representing approximately 16% of Xcel's equity on a fully diluted basis. On this date, two venture capital funds and their affiliates purchased 54% of Xcel's equity on a fully diluted basis.

On 31 March 2001, Elan provided a loan of $99.0 million to Xcel. Xcel is obligated to make quarterly payments of interest at an annual rate of 7% on the outstanding balance of the loan through 31 March 2004. Interest and principal payments are then due quarterly through the final maturity date of the loan on 31 March 2008. $60.1 million of the principal amount of the loan is prepayable, at the option of Xcel, beginning in 2007. Elan also provided a $10.0 million line of credit to Xcel, available for draw down through June 2002, on broadly similar terms. Xcel has drawn down this amount since 31 December 2001. The loan is secured by the rationalised products and also includes other customary financial and operating covenants to which Xcel is subject. Elan expects that Xcel will generate sufficient revenues from its commercial activities to enable it to repay the loan note. Elan has committed to maintain its fully diluted percentage holding in Xcel through and including the date of Xcel's initial public offering.

Mr Erle Mast, an Elan employee, joined Xcel's board of directors in February 2002.

Nasarel/Nasalide

IVAX is engaged in the research, development, manufacturing and marketing of branded and brand equivalent (generic) pharmaceuticals and veterinary products in the United States and international markets. In September 2001, Elan rationalised the product rights and related inventory of Nasarel and Nasalide to IVAX. Elan received cash consideration of approximately $120.0 million for Nasarel and Nasalide and retained a royalty right of between 5% and 10% on net sales of Nasarel and Nasalide by IVAX. After reducing the carrying value of the related intangible assets, Elan recorded net revenue of $62.6 million on the rationalisation of Nasarel and Nasalide in 2001.

Permax

Amarin is a specialty pharmaceutical company focused on neurology and pain management. Amarin is a United Kingdom public limited company and is also quoted on The Nasdaq Stock Market's National Market ("Nasdaq") in the United States. Amarin revenue and net profit for 2001 were $57.0 million and $14.4 million, before exceptional charges of $18.1 million, respectively. As of 31 December 2001, Amarin had 93 employees, including 34 sales and marketing personnel. Mr Thomas Lynch, executive vice chairman of Elan, and Mr John Groom, a director of Elan, serve on Amarin's board of directors. Mr Lynch is non-executive chairman of Amarin. Mr Michael Coffee, a director and chief operating officer of Amarin; Mr Nigel Bell, chief financial officer of Amarin; and Mr Donald Joseph, an executive vice president of Amarin, were previously employed by Elan.

In May 2001, Elan and Amarin entered into a distribution and option agreement, whereby Amarin agreed to market and distribute Permax in the United States, and was granted an option to acquire rights to the product from Elan. Permax is used for the treatment of Parkinson's disease and falls within Amarin's focus on neurology. In September 2001, this agreement was amended, whereby Amarin was appointed the sole distributor of Permax in the United States until August 2002. Elan recorded consideration of $45.0 million under the terms of the amended distribution and option agreement and retained a royalty right of 3.5% on net sales of Permax by Amarin from 1 January 2002 through the date on which Amarin exercises or terminates its option to acquire Permax. In 2001, Elan also recorded a net amount of

$6.2 million from Amarin for distribution fees and royalties on sales of Permax. After reducing the carrying value of the Permax intangible and equity accounting, Elan recorded net revenue from Amarin of $16.9 million in 2001 which includes the distribution revenue. Amarin's option to purchase Permax was exercisable between September 2001 and May 2002 for an exercise price of $37.5 million, payable $7.5 million on exercise of the option and $2.5 million in quarterly installments thereafter, and a royalty of between 7% and 10% on future net sales of Permax by Amarin. The royalty on future net sales may be reduced by up to $8.0 million if Permax revenues in 2003 and 2004 are less than $26.0 million and $16.0 million, respectively. If Permax revenues in 2003 and 2004 are greater than $26.0 million and $16.0 million, respectively, Amarin will make additional royalty payments to Elan of up to $8.0 million. Amarin exercised its option to purchase Permax in March 2002 and paid Elan the first installment of the exercise price of $7.5 million.

In connection with the amended distribution and option agreement, Elan provided a loan of $45.0 million to Amarin. The loan bears interest at a rate equal to the London Interbank Offered Rate ("LIBOR") plus a margin of 2%. The loan matures on 28 September 2002. At 31 December 2001, Elan held approximately 7% of the outstanding ordinary shares of Amarin and also held preferred shares convertible into an additional 34% of Amarin's equity on a fully diluted basis. In March 2002, Elan converted a portion of the Amarin preferred shares into Amarin ordinary shares. Following this conversion, Elan owned approximately 27% of Amarin's outstanding ordinary shares.

During 2001, Elan granted Amarin a purchase option to acquire *Zelapar*. *Zelapar* is a fast melt formulation of selegiline for the treatment of Parkinson's disease. An NDA for *Zelapar* was filed with the FDA in 2002.

Under Irish GAAP Elan accounted for Amarin using the equity method, based on Elan's fully diluted equity investment in Amarin in 2001. For US GAAP purposes, Elan accounted for Amarin using the equity method based on Elan's voting equity interest at 31 December 2001. Amarin is a related party to Elan. Elan's total investment in Amarin at 31 December 2001 amounted to $67.9 million, consisting of loans including interest, of $45.5 million and $6.5 million and a net equity investment of $15.9 million. For additional information regarding Elan's relationship with Amarin, please refer to Note 25 to the Consolidated Financial Statements.

Other Product Rationalisations

In June 2001, Elan rationalised the product rights and related inventory of Entex to Andrx. Andrx is a corporation that commercialises controlled-release oral pharmaceuticals using its proprietary drug delivery technologies. Elan received cash consideration of $14.7 million and retained a royalty of 10% on sales of Entex for 10 years from 2002. If annual sales of Entex exceed $10.0 million, Andrx will make additional royalty payments to Elan of 5% on sales in excess of $8.0 million. Elan recorded net revenue of $12.8 million on the rationalisation of Entex in 2001. The royalties are subject to a cap of $0.8 million per annum if Andrx reformulates the product.

In June 2001, Elan rationalised the product rights and related inventory of Midrin to WFHC. WFHC is a specialty pharmaceutical company dedicated to improving the health and well-being of midlife women. WFHC's revenue and net loss for 2001 were $28.0 million and $3.0 million, respectively. Elan received cash consideration of $15.0 million and retained a royalty right of 10% on net sales of Midrin by WFHC for 10 years from 2002. Elan recorded net revenue of $13.6 million on the rationalisation of Midrin in 2001. The maximum annual royalty receivable is $0.5 million from 2003. Elan provided a loan to WFHC in the form of an $11.0 million convertible promissory note. Elan will earn interest on the note at a rate of 7% per annum. The note matures in June 2008. In addition, Elan purchased 400,000 shares of WFHC common stock for $4.0 million.

In December 2001, Elan rationalised the product rights and related inventory of Furadantin to First Horizon for cash consideration of $16.0 million. First Horizon is a specialty pharmaceutical company that markets and sells brand name prescription products. After reducing the carrying value of the Furadantin intangible, Elan recorded net revenue of $11.2 million on the rationalisation of Furadantin in 2001.

Cost of Sales

Cost of sales, after exceptional items, increased by 23% to $386.8 million for 2001 from $315.5 million for 2000. The increase was 33% before exceptional items of $22.8 million in 2001 and $42.0 million in 2000. The increase, before exceptional items, primarily reflects the inclusion in 2001 of a full year's product cost of sales from the acquisitions of Dura and Liposome and the increased sales volume on other products such as *Zanaflex* and *Skelaxin*. The gross margin on total revenue, before exceptional items, was approximately 76% for 2001 and 79% for 2000. Gross margin on total revenue, after exceptional items, was 78% in 2001 and 76% in 2000. Gross margin on product revenue, before exceptional items, increased to 69% in 2001 from 67% in 2000, primarily reflecting higher revenue from directly marketed products with above average gross margins such as *Zanaflex, Skelaxin, Maxipime* and *Abelcet.*

Selling, General and Administrative Expenses

Selling, general and administrative expenses, after exceptional items, increased by 363% to $1,781.7 million for 2001 from $384.9 million for 2000. The increase was 84% before exceptional items of $1,084.2 million in 2001 and $5.3 million in 2000. The increase, before exceptional items, primarily reflects the inclusion of Dura and Liposome for a full year in 2001 (including a full year's amortisation charges for the related goodwill and intangibles), the expansion of Elan's existing US activities and the building of Elan's European infrastructure. The increases in selling, general and administrative expenses in 2001 that arose from the inclusion of Dura for a full year, the inclusion of Liposome for a full year, the expansion of Elan's existing US activities and the building of Elan's European infrastructure were $167.3 million, $26.9 million, $55.2 million and $19.2 million, respectively.

Research and Development Expenses

Research and development expenses, after exceptional items, increased by 32% to $401.9 million for 2001 from $305.3 million for 2000. The increase was 18% before exceptional items of $78.6 million in 2001 and $32.0 million in 2000. The increase, before exceptional items, primarily reflects a higher level of research and development activities in Biopharmaceuticals, principally for *Antegren*, AN-1792 and *Myobloc*, and in Drug Delivery.

Exceptional Items

Exceptional product revenue in 2001 primarily relates to product rationalisation revenue of $231.4 million. The exceptional cost of sales related to product rationalisation revenue was $15.6 million.

$1,009.8 million of the exceptional charges relate to impairment charges arising on write-downs of intangible assets. Impairment charges to acquired IP arising from the acquisitions of Neurex and Sano were $500.0 million and $285.2 million, respectively. Impairment charges to patents and licences arising on write-downs of the product intangibles for *Naprelan, Ceclor* CD and *Myambutol* were $81.0 million, $94.2 million and $44.4 million, respectively. Other impairments amounted to $5.0 million. The remaining $170.6 million of exceptional charges primarily relate to severance, integration and similar charges and other asset write-downs.

Elan acquired Neurex in August 1998 for approximately $810.0 million. At the time of acquisition, Neurex was developing *Prialt* (ziconotide). The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote-down acquired IP arising from the acquisition of Neurex by $500.0 million. This write-down for *Prialt* was due to delays in the product launch schedule and reduced revenue projections for *Prialt*. Elan received an approvable letter from the FDA in June 2000. Following discussions with the FDA, Elan received a second approvable letter for *Prialt* in July 2001. Following further discussions with the FDA, Elan announced in February 2002 that it would conduct additional Phase III clinical trials for *Prialt*. These studies have commenced. Revenue projections for *Prialt* were reduced in 2001, following the FDA discussions and clinical results, due to a reduction in the projected size of the target patient population for *Prialt*. The estimated peak sales of *Prialt* are projected to be in excess of $150 million.

Elan acquired Sano in February 1998 for approximately $434.6 million. At the time of the acquisition, Sano was developing transdermal drug delivery products. The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote-down acquired IP arising from the acquisition of Sano by $285.2 million. The write-down was due to reduced revenue projections from products under development and to Elan's decision to focus its research and development efforts in other areas. This has adversely impacted the carrying value of the acquired IP arising on the Sano acquisition. The residual value for acquired IP is mainly supported by development of nicotine/mecamylamine ("Nic/Mec"). Phase III clinical trial supplies for Nic/Mec are currently being manufactured and Phase III clinical work is expected to commence later in 2002.

Ceclor CD and *Myambutol* have been written down due to the impact of generic competition on these products during 2001. Generic versions of each of these products were approved and launched in 2001, which has reduced projected revenues and profitability from these

38

products. Revenue from *Ceclor* CD declined by $26.0 million in 2001, from $39.4 million in 2000 to $13.4 million in 2001. *Naprelan* has been written down due to lower than forecast revenues in 2001 and reduced projected revenue and profitability from this product. The level of promotional support for a product can have a significant impact on the level of revenue generated from that product. Elan does not expect to provide any significant promotional support for *Naprelan* in the future and this has been reflected in the projections for this product. Revenue from *Naprelan* declined by $33.6 million in 2001, from $41.8 million in 2000 to $8.2 million in 2001.

The product and acquired IP intangible write-downs discussed above are included in exceptional selling, general and administrative costs.

Other exceptional selling, general and administrative costs were $74.4 million. These primarily relate to severance, integration, relocation and similar costs and asset write-downs arising from the integration of Elan's US Biopharmaceuticals business.

Exceptional research and development costs were $78.6 million. These mainly relate to severance, integration and similar costs and asset write-downs arising from the closure or scaling back of various drug delivery programmes and sites. Elan's pulmonary drug delivery assets are being reorganised. Also included were costs of certain research programmes that Elan does not intend to complete. These were the costs incurred pending closure or sale.

Exceptional net interest costs were $6.8 million. These mainly relate to costs associated with the redemption in March 2001 of the 4.75% Exchangeable Notes issued by Athena Neurosciences, Inc. ("Athena").

In 2000, Elan incurred exceptional charges of $113.6 million. In November 2000, the FDA requested that the pharmaceutical industry voluntarily cease the distribution and marketing of products containing phenylpropanolamine ("PPA"). The Company ceased shipment of the products and withdrew them from customers' warehouses and retail shelves. In connection with the termination of this activity, Elan incurred an exceptional charge of $35.6 million, primarily for product returns and the write-off of inventory and product intangible assets. Elan incurred charges of $0.6 million arising from the acquisition of Dura. Elan incurred charges of $10.4 million arising from the termination of certain research and development projects and charges of $21.4 million relating to the write-down of certain intangible assets arising from a change in focus of Elan's business. Elan incurred charges of $22.2 million arising from a rationalisation of its Biopharmaceuticals business unit, primarily relating to severance costs and the transfer of most pharmaceutical distribution activities and certain inventory to one location in the United States, resulting in exceptional inventory write-offs. The remaining exceptional charges primarily related to asset write-downs.

For additional information regarding exceptional charges, please refer to Note 3 to the Consolidated Financial Statements.

Net Interest and Other (Expense)/Income

Net interest and other expense was $50.4 million for 2001 as compared with net interest and other income of $88.6 million for 2000. Interest payable and other charges increased by 110% to $291.9 million for 2001 from $138.8 million for 2000, primarily reflecting interest payable of $40.3 million on the 7.25% senior notes due 2008 (the "7.25% Senior Notes"), issued by Athena Neurosciences Finance, LLC ("Athena Finance"), an indirect wholly owned subsidiary of Elan, in February 2001, interest payable of $35.4 million on the Series A, B and C senior guaranteed notes issued by EPIL III in March 2001, an increase of $21.1 million due to the inclusion for 2001 of a full year of interest payable on the 9.56% senior guaranteed notes due 2004 (the "9.56% Guaranteed Notes") issued by EPIL II in June 2000 and increased financing and other fees. Elan expenses the subsequent funding it provides directly to business ventures. This is expensed within the interest and other expense line. Elan expensed approximately $24.6 million and $10.0 million for this subsequent funding, in 2001 and 2000, respectively. Income from financial assets increased by 6% to $241.5 million for 2001 from $227.4 million for 2000. Interest and other income increased to $159.2 million for 2001 from $112.5 million in 2000. Gain on financial assets decreased to $80.5 million in 2001 from $109.3 million in 2000. Gain on financial assets in 2001 includes $31.5 million for the sale of approximately 20% of Athena Diagnostics, Inc. ("Athena Diagnostics") in December 2001. Foreign exchange gains amounted to $1.8 million in 2001 and $5.6 million in 2000.

For additional information regarding indebtedness, please refer to Note 15 to the Consolidated Financial Statements and to "Debt Facilities" in this Financial Review.

Taxation

Tax on profit on ordinary activities increased by 93% to $17.4 million for 2001 from $9.0 million for 2000. The tax charges reflected tax at standard rates in the jurisdictions in which Elan operates, income derived from Irish patents which is exempt from tax, foreign withholding tax and the availability of tax losses. Elan's Irish patent derived income was exempt from taxation pursuant to Irish legislation, which exempts from Irish taxation income derived from qualifying patents. Currently, there is no termination date in effect for such exemption.

For additional information regarding taxation, please refer to Note 7 to the Consolidated Financial Statements.

Retained Profit

Retained profit for the year, before exceptional items, decreased by 83% to $77.4 million for 2001 from $455.7 million for 2000. After exceptional items, retained profit decreased to a loss of $887.2 million for 2001 from a profit of $342.1 million for 2000. Basic earnings per share, before exceptional items, decreased by 86% to $0.23 for 2001 from $1.59 for 2000. The percentage decrease in basic earnings per share, before exceptional items, was greater than the percentage decrease in retained profit, before exceptional items, primarily due to the higher number of Ordinary Shares in issue. Elan issued an aggregate of approximately 18 million Ordinary Shares for the exercise of warrants and options during 2001, including 10 million Ordinary Shares on the exercise of the Series A warrants issued by Axogen. Elan also issued approximately nine million Ordinary Shares in exchange for the 4.75% Exchangeable Notes issued by Athena in November 1997, which were redeemed in March 2001. Basic loss per share, after exceptional items, was $2.64 for 2001, compared with basic earnings per share of $1.19 for 2000. Diluted earnings per share, before exceptional items, decreased by 85% to $0.22 for 2001 from $1.46 for 2000. Diluted loss per share, after exceptional items, was $2.64 for 2001, compared with diluted earnings per share of $1.10 for 2000.

2000 Compared to 1999

Revenue

Total revenue for 2000 increased by 29% to $1,302.0 million from $1,007.8 million for 1999.

Product revenue for 2000 increased by 46% to $825.6 million from $566.2 million for 1999, reflecting corporate acquisitions, primarily Dura and Liposome, made during 2000, and increased revenue on products in the existing portfolio, particularly *Zanaflex* and *Skelaxin*. Dura and Liposome contributed $31.9 million and $67.3 million, respectively, to product revenue in 2000. Revenue from *Zanaflex* and *Skelaxin* increased by 132% and 49% to $91.0 million and $81.5 million, respectively, for 2000 as compared to 1999.

Abelcet, Naprelan, Permax, *Skelaxin* and *Zanaflex* accounted for an aggregate of 40% of product revenue and 25% of total revenue in 2000. Cardizem CD, *Naprelan,* Permax, *Skelaxin, Verelan* and *Zanaflex* accounted for an aggregate of 51% of product revenue and 29% of total revenue in 1999.

In 2000, *Zanaflex* accounted for 11% of product revenue. In 1999, *Verelan* and *Naprelan* accounted for 13% and 11%, respectively, of product revenue. No other product accounted for more than 10% of product revenue in either 2000 or 1999. Elan's remaining revenues were generated from a mix of other products and services.

For additional information regarding product revenue, please refer to "Operating Review—Biopharmaceuticals".

Contract revenue increased by 8% to $476.4 million for 2000 from $441.6 million for 1999, primarily reflecting an increase in licence fees due to the achievement of milestones on existing development agreements and new product development and technology access agreements entered into during 2000, offset, in part, by a decrease in revenue from Axogen and Neuralab. Axogen and Neuralab were acquired by Elan in December 1999 and January 2000, respectively. Elan received contract revenue of $1.8 million from Neuralab in 2000. Elan received contract revenue of $128.8 million from Axogen and Neuralab in 1999.

Fee revenue from the business venture programme was $321.2 million and $226.1 million in 2000 and 1999, respectively. Research revenue from the business venture programme was $15.4 million and $8.8 million in 2000 and 1999, respectively.

Axogen accounted for approximately 10% of Elan's total revenue for 1999. No other customer accounted for more than 10% of revenue in either 2000 or 1999.

Cost of Sales

Cost of sales, after exceptional items in 2000, increased by 49% to $315.5 million for 2000 from $211.2 million for 1999. The increase was 29% before exceptional items of $42.0 million in 2000. The increase, before exceptional items, primarily reflects the inclusion in 2000 of the product cost of sales arising from the acquisitions of Dura and Liposome and the increased sales volume on other products such as *Zanaflex* and *Skelaxin.* The gross margin on total revenue, before exceptional items, was approximately 79% for both 2000 and 1999. Gross margin on total revenue, after exceptional items, was 76% in 2000. Gross margin on product revenue, before exceptional items, increased to 67% in 2000 from 63% in 1999, primarily reflecting the higher revenue from directly marketed products with above average gross margins such as *Zanaflex, Skelaxin* and *Abelcet.*

Selling, General and Administrative Expenses

Selling, general and administrative expenses, after exceptional items in 2000, increased by 50% to $384.9 million for 2000 from $256.9 million for 1999. The increase was 48% before exceptional items of $5.3 million in 2000. The increase, before exceptional items, primarily reflects the inclusion of Dura and Liposome in 2000 from their respective dates of acquisition (including amortisation charges for the related goodwill and intangibles), the expansion of Elan's existing US activities and the building of Elan's European infrastructure. The increase in selling, general and administrative expenses in 2000 that arose from the acquisition of Dura, the acquisition of Liposome, the expansion of Elan's existing US activities and the building of Elan's European infrastructure were $33.2 million, $24.5 million, $22.1 million and $17.4 million, respectively.

Research and Development Expenses

Research and development expenses, after exceptional items in 2000, increased by 33% to $305.3 million for 2000 from $230.2 million for 1999. The increase was 19% before exceptional items of $32.0 million in 2000. The increase, before exceptional items, primarily reflects a higher level of research and development activities in Biopharmaceuticals, including the clinical trials on *Antegren* and AN-1792, and the impact of the acquisitions made in 2000. Research and development costs incurred in respect of Axogen and Neuralab were $115.5 million for 1999. The margin on research and development activities undertaken on behalf of Axogen and Neuralab was 10% for 1999.

Exceptional Items

In 2000, Elan incurred exceptional charges of $113.6 million. In November 2000, the FDA requested that the pharmaceutical industry voluntarily cease the distribution and marketing of products containing PPA. The Company ceased shipment of such products and withdrew them from customers' warehouses and retail shelves. In connection with the termination of this activity, Elan incurred an exceptional charge of $35.6 million, primarily for product returns and the write-off of inventory and product intangible assets. Elan incurred charges of $0.6 million arising from the acquisition of Dura. Elan incurred charges of $10.4 million arising from the termination of certain research and development projects and charges of $21.4 million relating to the write-down of certain intangible assets arising from a change in focus of Elan's business. Elan incurred charges of $22.2 million arising from a rationalisation of its Biopharmaceuticals business unit, primarily relating to severance costs and a transfer of most pharmaceutical distribution activities and certain inventory to one location in the United States, resulting in exceptional inventory write-offs. The remaining exceptional charges primarily relate to asset write-downs.

For additional information regarding exceptional charges, please refer to Note 3 to the Consolidated Financial Statements.

Net Interest and Other (Expense)/Income

Net interest and other income increased by 164% to $88.6 million for 2000 from $33.5 million for 1999. Interest payable and other charges increased by 57% to $138.8 million for 2000 from $88.6 million for 1999, primarily reflecting interest payable of $21.9 million on the 9.56% Guaranteed Notes issued by EPIL II in June 2000 and from the inclusion for 2000 of a full year of interest payable on the 8.43% Guaranteed Notes issued by EPIL, a wholly owned subsidiary of Elan, in June 1999, and increased financing and other fees. Elan expenses the subsequent funding it provides directly to the business ventures. This is expensed within the interest and other expense line. Elan expensed approximately $10.0 million and $8.5 million in 2000 and 1999, respectively, for this subsequent funding. Income from financial assets increased by 86% to $227.4 million for 2000 from $122.1 million for 1999, primarily reflecting an increase of $107.7 million in realised portfolio gains and interest earned in 2000.

Taxation

Tax on profit on ordinary activities increased by 23% to $9.0 million for 2000 from $7.3 million for 1999. The tax charges reflected tax at standard rates in the jurisdictions in which Elan operates, income derived from Irish patents which is exempt from tax, foreign withholding tax and the availability of tax losses. Elan's Irish patent derived income was exempt from taxation pursuant to Irish legislation, which exempts from Irish taxation income derived from qualifying patents. Currently, there is no termination date in effect for such exemption.

For additional information regarding taxation, please refer to Note 7 to the Consolidated Financial Statements.

Retained Profit

Retained profit for the year, before exceptional items, increased by 36% to $455.7 million for 2000 from $335.9 million for 1999. After exceptional items, retained profit increased to $342.1 million for 2000 from $335.9 million for 1999. Basic earnings per share, before exceptional items, increased by 26% to $1.59 for 2000 from $1.26 for 1999. The percentage increase in basic earnings per share, before exceptional items, was less than the percentage increase in retained profit, before exceptional items, primarily due to the higher number of Ordinary Shares in issue. Elan issued an aggregate of approximately 46 million Ordinary Shares for the acquisitions of Dura and Liposome during 2000, together with an aggregate of approximately seven million Ordinary Shares issued for the exercise of stock options and warrants. Basic earnings per share, after exceptional items, decreased to $1.19 for 2000 from $1.26 for 1999. Diluted earnings per share, before exceptional items, increased by 23% to $1.46 for 2000 from $1.19 for 1999. Diluted earnings per share, after exceptional items, decreased to $1.10 for 2000 from $1.19 for 1999.

Risk-Sharing Arrangements

In June 2000, Elan disposed of royalty rights on certain products and development projects to Pharma Marketing. Pharma Marketing completed a private placement of its common shares to a group of institutional investors, resulting in gross proceeds of $275.0 million. Elan holds no investment in Pharma Marketing and has no representative on its board of directors. Concurrently with the private placement, Pharma Marketing entered into a Program Agreement with Elan. The Program Agreement, which substantially regulates the relationship between Elan and Pharma Marketing, represents a risk-sharing arrangement between Elan and Pharma Marketing. Under the terms of the Program Agreement, Pharma Marketing acquired certain royalty rights to each of the following products for the designated indications (including any other product which contains the active ingredient included in such product for any other designation): (i) *Frova*, for the treatment of migraine; (ii) *Myobloc*, for the treatment of cervical dystonia; (iii) *Prialt*, for the treatment of acute pain and severe chronic pain; (iv) *Zanaflex*, for the treatment of spasticity and painful spasm; and (v) *Zonegran*, for the treatment of epilepsy. Pharma Marketing agreed to make payments to Elan in amounts equal to expenditures made by Elan in connection with the commercialisation and development of these products, subject to certain limitations. These payments are made on a quarterly basis based on the actual costs incurred by Elan. Elan does not receive a margin on these payments. Elan's revenue from Pharma Marketing was $189.8 million in 2001, consisting of $141.8 million for commercialisation expenditures, which has been recorded as product revenue, and $48.0 million for development expenditures, which has been recorded as contract revenue. Elan's revenue from Pharma Marketing was approximately $88.7 million in 2000, consisting of $61.1 million for commercialisation expenditures and $27.6 million for development expenditures. In 2001, the royalty rate on net sales of *Zanaflex* was 8.44% on the first $38.0 million of net sales and 1.88% for net sales of *Zanaflex* above $38.0 million. No royalties were payable on the other products in 2001. Elan paid aggregate royalties of $5.6 million in 2001. Pursuant to the Program Agreement, Pharma Marketing will have utilised all of its available funding by mid-2002.

In December 2001, the Program Agreement was amended such that Elan re-acquired from Pharma Marketing the royalty rights to *Myobloc* and disposed of royalty rights on *Sonata* to Pharma Marketing. The amendment was transacted at estimated fair value. The board of

42

directors and shareholders of Pharma Marketing approved this amendment. The estimated difference in relative fair value between the royalty rights on *Sonata* and the royalty rights on *Myobloc* was $60.0 million. This amount was paid to Pharma Marketing by Elan in cash and was capitalised by Elan in intangible assets.

Elan may, at its option at any time prior to June 2003, acquire the royalty rights by initiating an auction process. In addition, the holders of Pharma Marketing common shares may initiate the auction process earlier upon the occurrence of certain events. Pursuant to the auction process, the parties will negotiate in good faith to agree on a purchase price, subject to Elan's right to re-acquire the royalty rights at a maximum purchase price. The maximum purchase price was approximately $385 million on 31 December 2001 and increases by 25% annually. If the parties are unable to agree on a purchase price and Elan elects not to exercise its right to re-acquire the royalty rights at the maximum purchase price, or if Elan elects not to initiate the auction process prior to June 2003, Pharma Marketing can dispose of the royalty rights in an auction to the highest bidder or may retain the royalty rights. If Elan does not acquire the royalty rights, the royalty rates increase annually from 2001 up to a blended effective royalty rate of 23.4% on aggregate net sales of the products by 2005.

In December 2001, Autoimmune, in an initial tranche, completed a private placement of its common shares to a group of institutional investors, resulting in gross proceeds to Autoimmune of $95.0 million. In the same initial tranche, Elan purchased non-voting preferred shares of Autoimmune's subsidiary for an aggregate purchase price of $37.5 million. The existing group of institutional investors and Elan have committed to a second investment tranche in the same amounts to be completed in April 2003, subject to certain conditions, although Elan has the right to invest its second tranche at any time before April 2003. Autoimmune has entered into a Program Agreement with Elan. The Program Agreement, which substantially regulates the relationship between Elan and Autoimmune, represents a risk-sharing arrangement among the companies. Under the terms of the Program Agreement, Autoimmune acquired royalty rights to each of the following products and development projects for the designated indications: (i) *Antegren,* for the treatment of relapsing forms of multiple sclerosis, moderate-to-severe inflammatory bowel disease, including Crohn's disease and ulcerative colitis, and moderate-to-severe rheumatoid arthritis; (ii) *Maxipime,* for the treatment of infection; (iii) *Azactam,* for the treatment of infection; and (iv) *Abelcet,* for the treatment of severe fungal infection. Autoimmune also acquired royalty rights on certain development projects, as well as any other product subsequently developed or acquired by Elan that has an indication substantially the same as *Maxipime, Azactam* or *Abelcet* and that would be in direct competition with *Maxipime, Azactam* or *Abelcet.* Autoimmune agreed to make payments to Elan in amounts equal to expenditures made by Elan in connection with the commercialisation and development of these products, subject to certain limitations. These payments are made on a quarterly basis based on actual costs incurred by Elan. Elan does not receive a margin on these payments. Elan's revenue from Autoimmune was $26.6 million in 2001, consisting of $15.9 million for commercialisation expenditures, which has been recorded as product revenue, and $10.7 million for development expenditures, which has been recorded as contract revenue. There are expected to be no royalties due to Autoimmune by Elan prior to October 2004. Thereafter, royalty rates are typically between 15% and 45% of Elan's net sales of the products.

Elan may, at its option at any time prior to April 2005, acquire the royalty rights by initiating an auction process. In addition, the holders of the Autoimmune common shares may initiate the auction process earlier upon the occurrence of certain events. If the auction process has not been initiated prior to October 2004, it will automatically commence. Pursuant to the auction process, Elan and Autoimmune will negotiate in good faith to agree on a purchase price, subject to Elan's right to re-acquire the royalty rights at a maximum purchase price. Assuming that no portion of the second investment tranche has occurred, the maximum purchase price is expected to be approximately $165 million in December 2002. Assuming that all of the second investment tranche occurs as of April 2003, the maximum purchase price is expected to be approximately $411 million in December 2003. This maximum purchase price increases at various rates, approximately 25% annually, subject to certain conditions. Elan expects that the second investment tranche will occur and does not expect to consider any potential acquisition of the royalty rights until 2004. If the parties are unable to agree on a purchase price and Elan elects not to exercise its right to acquire the royalty rights at the maximum price, from and after April 2005, Autoimmune can dispose of the royalty rights in an auction process to the highest bidder. Alternatively, Autoimmune may retain the royalty rights. In the event Elan does not acquire the royalty rights, if any product has not been sold, exclusively licenced or otherwise disposed of to one or more third parties and if such product has not been approved by the FDA or recommended for approval in the European Union by the Committee for Proprietary Medicinal Products ("CPMP"), Elan in certain conditions may grant to Autoimmune an exclusive, royalty-free licence to such product.

Assuming that no portion of the second investment tranche has occurred, it is expected that Autoimmune will have utilised all of its available funding by late 2002/early 2003. Assuming that all of the second investment tranche occurs as of April 2003, it is expected that Autoimmune will have utilised all of its available funding, including the proceeds from the second investment tranche, by mid-2004.

Elan has no representative on the board of directors of Autoimmune.

Autoimmune has the ability to sell preferred shares with a maximum aggregate liquidation preference of $60.0 million until 28 June 2002, unless extended. These preferred shares would be effectively junior in liquidation preference to Elan's non-voting preferred shares in Autoimmune's subsidiary.

Elan does not expect to receive any further revenue or cash from Pharma Marketing or Autoimmune once they have utilised their available funding. In addition, upon the affirmative vote of the holders of not less than 90% of the common shares of either Pharma Marketing or Autoimmune, such holders have the right to cease making programme payments to Elan. In that event, the royalty rates and the maximum purchase price applicable to Pharma Marketing or Autoimmune, as the case may be, would be reduced in proportion to the reduction in the size of the applicable programme. Upon the utilisation of all available funding by Pharma Marketing or Autoimmune, or upon a determination by the holders of the common shares of Pharma Marketing or Autoimmune to cease making programme payments, if new risk-sharing arrangements are not established, Elan will be required to fund commercialisation and development expenditures relating to the applicable products through operating cash flow or other sources. In addition, Elan's results of operations could be adversely affected.

Capitalisation and Liquidity

Elan had net debt of $1,250.8 million at 31 December 2001, consisting of outstanding debt of $3,070.3 million, less cash and liquid resources, excluding managed funds, of $1,819.5 million. For additional information regarding Elan's net debt, please refer to Note 28c to the Consolidated Financial Statements.

Cash Flow

Cash flow from operating activities amounted to $524.6 million for 2001 compared to $272.2 million for 2000. Included in cash flow from operating activities for 2001 was $360.9 million from product rationalisations. Cash expended to acquire tangible and intangible fixed assets amounted to $407.5 million for 2001 compared to $143.9 million for 2000, primarily reflecting $80.9 million on the acquisition of the Roxane product line and other product acquisition payments of $127.4 million. Cash expended to acquire financial assets amounted to $772.5 million for 2001 compared to $466.5 million for 2000, primarily reflecting investments in Elan's business ventures, $114.0 million in Xcel and a loan of $45.0 million to Amarin. Cash paid for acquisitions was $9.5 million in 2001, primarily reflecting cash paid in connection with the acquisition of Delsys, compared to $8.0 million in 2000. Cash received for disposal of approximately 20% of Athena Diagnostics in 2001 was $41.9 million.

Elan's initial investment in business ventures and business venture parents, arising from the formation of business ventures, was $229.2 million and $435.7 million in 2001 and 2000, respectively. Elan invested amounts of $92.2 million and $41.3 million in 2001 and 2000, respectively, arising from its business venture programme, apart from such initial investment.

During 2001, Elan had cash inflows from financing activities of $1,277.6 million, primarily reflecting proceeds of $650.0 million from the issuance of the 7.25% Senior Notes and $550.0 million from the issuance of the Series A, B and C Guaranteed Notes, net proceeds of $125.0 million from additional borrowings under Elan's revolving credit facility and proceeds of $304.8 million from the issuance of share capital, offset, in part, by the repayment of the 8.43% Guaranteed Notes in the amount of $350.0 million.

During 2000, Elan had cash inflows from financing activities of $225.0 million, primarily reflecting $450.0 million from the issuance of the 9.56% Guaranteed Notes, proceeds of $200.0 million from additional borrowings under Elan's revolving credit facility and proceeds of $76.9 million from the issuance of share capital, offset, in part, by the repayment of short term loans in the amount of $496.0 million.

In 2002, Elan expects to spend additional amounts on research and development and capital expenditures. For additional information regarding anticipated capital expenditures, please refer to "Financial Review—Capital Expenditure and Investment".

44

Cash, Liquid Resources and Financial Assets

Cash and liquid resources, excluding managed funds, at 31 December 2001 amounted to $1,819.5 million. This includes restricted cash of $120.9 million, consisting of some of the cash held by EPIL II and EPIL III. Elan also holds other financial assets of $2,102.0 million, consisting primarily of $900.3 million in unquoted investments and loans, $675.2 million in securitised investments and $284.8 million in quoted investments.

Debt Facilities

At 31 December 2001, Elan had the following amounts outstanding under borrowing facilities, excluding financing costs, that are unsecured and exchangeable or convertible into Ordinary Shares:

- 3.25% Zero Coupon Subordinated Exchangeable Notes due 2018—$862.5 million;
- 3.5% Convertible Subordinated Notes due 2002—$62.6 million.

Holders of the 3.25% Zero Coupon Subordinated Exchangeable Notes may require Elan to purchase all or a portion of their notes on 14 December 2003, 14 December 2008 and 14 December 2013 at a purchase price equal to the issue price plus all accrued original issued discount through the purchase date. Elan may, at its option, elect to pay the purchase price for the notes in cash, by the delivery of American Depositary Shares ("ADSs") representing Ordinary Shares, at the then existing market price, or any combination of cash and ADSs.

At 31 December 2001, Elan had the following principal amounts outstanding under other borrowing facilities:

- Revolving Credit Facility Due 2004—$325.0 million;
- EPIL II 9.56% Guaranteed Notes Due 2004—$450.0 million;
- EPIL III Guaranteed Notes:
  Series A Guaranteed Notes Due 2002—$160.0 million;
  Series B and C Guaranteed Notes Due 2005—$390.0 million; and
- Athena Finance 7.25% Senior Notes Due 2008—$650.0 million.

$325.0 million was outstanding under the Revolving Credit Facility on 31 December 2001. Amounts outstanding under this facility are repaid on predetermined dates and may be re-borrowed in accordance with the terms of the facility. The next such date is 29 July 2002. *Elan expects to re-borrow amounts under this facility on this date. The amounts may be re-borrowed, subject to the satisfaction of certain* conditions, including the accuracy of representations and warranties included in the agreement governing the facility and the absence of any default or event of default under the facility. $5.0 million of the lending commitments under the Revolving Credit Facility expire in February 2003 and $320.0 million of lending commitments expire in February 2004.

In March 2001, Elan transferred a portfolio of equity and debt securities to a special purpose entity, EPIL III, a wholly owned subsidiary of Elan. EPIL III issued $200.0 million in aggregate principal amount of Series C senior guaranteed notes due March 2005 (the "Series C Guaranteed Notes") in a private placement to a group of financial institutions. In addition, EPIL III issued $160.0 million in aggregate principal amount of Series A senior guaranteed notes due June 2002 (the "Series A Guaranteed Notes") and $190.0 million of Series B senior guaranteed notes due March 2005 (the "Series B Guaranteed Notes"), in exchange for all outstanding 8.43% Guaranteed Notes due June 2002 issued in June 1999 by EPIL. The Series A, B and C Guaranteed Notes are fully and unconditionally guaranteed on a subordinated basis by Elan. The Series A and C Guaranteed Notes bear interest at the rate of 8.43% per annum and 7.62% per annum, respectively. The Series B Guaranteed Notes bear interest at the rate of 8.43% per annum through June 2002 and 7.72% per annum thereafter. EPIL III disposed of investments in June 2002 in connection with the maturity of the Series A Guaranteed Notes. For additional information, please refer to "Financial Review —Prospective Information" and Note 27 to the Consolidated Financial Statements.

In February 2001, Athena Finance issued $650.0 million in aggregate principal amount of 7.25% Senior Notes. The senior notes are senior unsecured obligations of Athena Finance and are fully and unconditionally guaranteed on a senior unsecured basis by Elan.

Elan's debt facilities contain customary financial and operating covenants that require, among other things, the maintenance of certain financial ratios.

For additional information regarding Elan's outstanding debt, please refer to Notes 15 and 16 to the Consolidated Financial Statements.

Product Acquisitions and Alliances

As at 31 December 2001, Elan included in creditors $900.4 million relating to future payments and/or future potential payments on products. Of the $900.4 million, $267.2 million is owing at 31 December 2001 and $633.2 million is contractually or potentially payable, contingent on future events. Many product acquisition or alliance agreements to which Elan is a party have staged or option payments which may be uncertain in amount, which may be paid at Elan's discretion, such as upon the exercise of an option to acquire the product, or which must be paid upon the occurrence of future events, such as the attainment of pre-determined product revenue targets or other milestones. Elan has accrued $297.7 million within creditors (within one year), including $126.5 million for *Sonata* and $71.5 million for *Maxipime/Azactam*, and $602.7 million within creditors (after one year), including $199.9 million for *Sonata*, $180.1 million for the dermatology product line and $119.7 million for *Maxipime/Azactam*.

In 2001, Elan entered into arrangements relating to Roxane for which $101.6 million has been included in creditors at 31 December 2001.

For additional information regarding future payments and potential future payments on the acquisition of products, please refer to Note 16 to the Consolidated Financial Statements.

Commitments and Contingencies

Elan can acquire certain royalty rights from Pharma Marketing by initiating an auction process subject to a maximum purchase price in cash. The maximum purchase price was approximately $385 million on 31 December 2001. This maximum purchase price of approximately $385 million increases by 25% annually.

Elan can acquire certain royalty rights from Autoimmune by initiating an auction process (or earlier upon the occurrence of certain events) subject to a maximum purchase price in cash. Assuming that no portion of the second Autoimmune investment tranche has occurred, the maximum purchase price is expected to be approximately $165 million in December 2002. Assuming that all of the second investment tranche occurs as of April 2003, the maximum purchase price is expected to be approximately $411 million in December 2003. This maximum purchase price increases at various rates, approximately 25% annually, subject to certain conditions. Elan expects the second investment tranche to occur and does not expect to consider any potential acquisition of the royalty rights until 2004.

At 31 December 2001, Elan had commitments to invest $25.6 million in healthcare managed funds, compared to $15.3 million in 2000, and $Nil in certain emerging pharmaceutical and biotechnology companies, compared to $28.5 million in 2000.

The Company has deferred purchase arrangements for certain products, which amount to $24.5 million. The payments are dependent on various approvals and milestones being met.

Beginning 1 January 1998, employees of certain US subsidiaries of Elan were offered ADSs representing Ordinary Shares as one of several investment options under one of Elan's 401(k) plans. As of that date, the ADSs that participants in the 401(k) plan could purchase (and the corresponding plan interests) were required to be registered under the US federal securities laws. Elan has discovered that the ADSs (and the corresponding plan interests) were not registered. Therefore, Elan plans to enable applicable participants in the 401(k) plan to obtain reimbursement from Elan for certain amounts related to their purchase of ADSs. Assuming that all applicable participants in the 401(k) plan elect to seek reimbursement and based upon the closing price of Elan's ADSs on 18 June 2002, Elan estimates that its costs should not *exceed approximately $18 million.*

Elan provided a guarantee and cash collateral to a bank to support an unaffiliated third party purchase of financial assets from EPIL III in June 2002. For additional information, please refer to Note 27 of the Consolidated Financial Statements.

For additional information regarding commitments and contingencies, including those related to Pharma Marketing and Autoimmune and litigation, please refer to Note 23 and Note 24 to the Consolidated Financial Statements.

Liquidity

The following table sets out, as at 31 December 2001, the main contracted and potential future payments due by period for debt repayments, contracted and potential product acquisition and alliance payments and the potential payments relating to the purchase of royalty rights from Pharma Marketing and Autoimmune. These represent the major contracted and potential future payments that may be made by Elan. The table does not include items such as expected capital expenditures on plant and equipment or lease payments or future investments in financial assets such as investments in business ventures. For additional information regarding commitments and contingencies, such as capital expenditure and lease commitments, please refer to Note 23 to the Consolidated Financial Statements.

Contractual and Potential Future Payments	Total $m	Less than 1 Year $m	1–3 Years $m	4–5 Years $m	After 5 Years $m
Contractual fixed future payments (composed of: $650 million relating to the 7.25% Senior Notes in after 5 years; $325 million relating to the Revolving Credit Facility and $62.4 million relating to the 3.5% Convertible Subordinated Notes in less than 1 year; remaining amounts are payments for product acquisitions and alliances of $267.2 million)	1,304.6	514.6	117.1	22.9	650.0
Securitised debt (EPIL II and EPIL III notes)	1,000.0	160.0	450.0	390.0	—
Contractual contingent future payments on product acquisitions and alliances of $406.3 million	406.3	166.7	209.4	30.2	—
Potential future payments (composed of: $550 million relating to the Pharma Marketing and Autoimmune risk-sharing arrangements in less than 1 year; $1,013.4 million relating to the 3.25% Zero Coupon Subordinated Exchangeable Notes in 1–3 years; the remaining amounts are payments for product acquisitions and alliances of $226.9 million)	1,790.3	553.8	1,193.5	43.0	—
Totals	4,501.2	1,395.1	1,970.0	486.1	650.0

The 3.25% Zero Coupon Subordinated Exchangeable Notes due 2018 have been included in potential future payments for 2003. Holders of the 3.25% Zero Coupon Exchangeable Notes may require Elan to purchase all or a portion of their notes on 14 December 2003, 14 December 2008 and 14 December 2013 at a purchase price equal to the issue price plus all accrued original issued discount through the purchase date. The maturity date for the notes is 2018. Because the 3.25% Zero Coupon Subordinated Exchangeable Notes are exchangeable by the holders into ADSs representing Ordinary Shares, the probability of holders requiring Elan to purchase all or a portion of their notes on 14 December 2003 is dependent upon the trading price of Elan's ADSs on that date. If such price does not increase sufficiently prior to 14 December 2003 or if Elan does not amend, subject to the acceptance of such amendment by the holders of the notes, the terms of the notes, the holders of the notes are likely to require Elan to repurchase their notes. In that event, Elan may, at its option, elect to pay the purchase price for the notes in cash, by the delivery of ADSs representing Ordinary Shares, at the then existing market price, or any combination of cash and ADSs.

Because $325.0 million, representing all outstanding borrowings under the Revolving Credit Facility, must be repaid in full on 29 July 2002, such amount has been included in contractual payments for 2002. However, all amounts may be re-borrowed, subject to the satisfaction of certain conditions, including the accuracy of representations and warranties included in the agreement governing the facility and the absence of any default or event of default under the facility. In the event that Elan is not able to satisfy one or more of such conditions, Elan would not be able to re-borrow any amounts under the Revolving Credit Facility. $5.0 million of the lending commitments under the Revolving Credit Facility mature in February 2003 and $320.0 million of lending commitments mature in February 2004.

The table above includes potential future payments of $550.0 million falling due within one year relating to risk-sharing arrangements with Pharma Marketing and Autoimmune. Elan can acquire certain royalty rights from Pharma Marketing by initiating an auction process and paying a maximum purchase price in cash. The maximum purchase price was approximately $385 million on 31 December 2001. This maximum purchase price of approximately $385 million increases by 25% annually. Elan has the option, pursuant to the initiation of an auction process, to re-acquire from Autoimmune the royalty rights it disposed of in December 2001 for a maximum purchase price of approximately $165 million.

Assuming that the second Autoimmune investment tranche occurs in April 2003, the maximum purchase price is expected to be approximately $411 million in December 2003. The holders of the Autoimmune common shares may also initiate the auction process upon the occurrence of certain events. The maximum purchase price increases at various rates, approximately 25% annually. The amount included in potential payments for 2002 assumes the second Autoimmune investment tranche does not occur. Elan expects the second investment tranche to occur and does not expect to consider any potential acquisition until 2004.

In March 2002, the two major rating agencies covering Elan's debt downgraded Elan's debt rating. One of the ratings agencies has maintained Elan's debt as investment grade debt while the other rates it as sub-investment grade debt. None of Elan's debt has a rating trigger that would accelerate the repayment date upon a change in rating. Elan's debt facilities have customary covenants, including financial operating covenants such as total shareholders' equity to total debt, and earnings before interest, taxation, depreciation and amortisation to interest payable.

Elan did not have commercial paper or similar short term sources of debt finance outstanding as at 31 May 2002.

Elan believes that it has sufficient current cash, liquid resources and realisable investments to meet its liquidity requirements through December 2003. On 14 December 2003, the holders of the 3.25% Zero Coupon Exchangeable Notes may require Elan to purchase all or a portion of their notes. In that event, Elan may at its option, elect to pay the purchase price for the notes in cash, by the delivery of ADSs representing Ordinary Shares, at the then existing market price, or any combination of cash and ADSs. Elan is evaluating various options with respect to investment and asset disposals, the 3.25% Zero Coupon Exchangeable Notes and the risk-sharing arrangements.

Longer-term liquidity requirements will need to be met out of future operating cash flows, financial and other asset realisations and future financing. Elan's financing capability has been adversely impacted by the decline in the Company's stock price, the downgrades in Elan's debt rating, shareholder litigation and the ongoing SEC investigation. These items raise the cost of, and reduce Elan's flexibility in, raising new funds. These events may have a material adverse impact on Elan's business, results of operations, liquidity and financial condition. For additional information on the shareholder litigation and SEC investigation, please refer to Note 24 to the Consolidated Financial Statements.

Elan continually evaluates its liquidity requirements, capital needs and availability of resources in view of, among other things, its alternative uses of capital, its debt service requirements, the cost of debt and equity capital and estimated future operating cash flow. As a result of this process, Elan has in the past and may in the future seek to raise additional capital, restructure or refinance its outstanding debt, repurchase Ordinary Shares or ADSs, repurchase its outstanding debt in the open market or pursuant to privately negotiated transactions, consider the sale of interests in subsidiaries, marketable investment securities or other assets or the rationalisation of products, or take a combination of such steps or other steps to increase or manage its liquidity and capital resources. In the normal course of business, Elan may investigate, evaluate, discuss and engage in future company or product acquisitions, capital expenditure, investments and other business opportunities. In the event of any future acquisitions, capital expenditure, investments or other business opportunities, Elan may consider using available cash or raising additional capital, including pursuant to the issuance of additional debt.

Shareholders' Funds

Shareholders' funds at 31 December 2001 decreased to $5,054.5 million from $5,315.5 million at 31 December 2000, a decrease of $261.0 million. This decrease was comprised principally of $887.2 million in retained loss for the year, offset, in part, by $324.6 million arising from the redemption of 4.75% Exchangeable Notes for equity in February 2001 and $309.0 million arising from the exercise of share options and warrants.

Capital Expenditure and Investment

The decrease in intangible fixed assets to $4,526.2 million at 31 December 2001 from $4,746.2 million at 31 December 2000 primarily reflects the impairment charges for acquired IP relating to the Neurex and Sano acquisitions of $500.0 million and $285.2 million, respectively, offset by product acquisitions and alliance payments. Patents and licences acquired as part of the *Sonata* product alliance and Roxane acquisition amounted to $326.3 million and $181.5 million, respectively. The increase in tangible fixed assets to $401.1 million at 31 December 2001 from $353.5 million at 31 December 2000 primarily reflects the growth in assets employed in Elan's development, manufacturing, selling and marketing infrastructure. The increase in non-current financial fixed assets to $1,957.1 million at 31 December 2001 from $1,432.3 million at 31 December 2000 primarily reflects new investments in emerging drug delivery, pharmaceutical and biotechnology companies, including $114.0 million in Xcel and a loan of $45.0 million to Amarin.

Elan's capital expenditures during 2001 amounted to $120.8 million. During 2002, Elan expects to spend approximately $140 million in capital expenditures.

During 2001, Elan incurred research and development expenditures of $323.3 million, excluding exceptional items of $78.6 million. Elan anticipates that its research and development expenditures for 2002 will exceed the amount incurred in 2001 before exceptional items.

Elan believes that its current and planned manufacturing, research, product development and corporate facilities are adequate for its current and projected needs. Elan will use its resources to make such capital expenditures as are necessary from time to time and also to make investments in the purchase or licencing of products and technologies and in marketing and other alliances with third parties to support Elan's long term strategic objectives.

Prospective Information

On 10 June 2002, Elan announced a recovery plan aimed at focusing its business on core areas and at continued growth of the Company. The objectives of the recovery plan include the focusing of the Company on its pharmaceutical operations and the core therapeutic areas of neurology, pain management and autoimmune diseases, the simplification of operations through divestitures and a reduction in the complexity of its balance sheet.

This Annual Report and Form 20-F describes the Biopharmaceuticals and Drug Delivery business units. As part of its recovery plan, Elan is eliminating the divisions or business units through which it previously conducted its business, and will focus on becoming a fully integrated biopharmaceutical company.

Elan will focus on three core therapeutic areas where it is both fully integrated and has research capabilities. Elan's fully integrated activities in neurology and pain management will include the discovery, development, manufacturing and marketing of therapies for the treatment of pain management and of disease modifying therapies for disorders of the nervous system, including diseases such as AD, Parkinson's disease and epilepsy. In the autoimmune area, Elan will pursue treatments for disorders of the immune system such as MS, Crohn's disease and rheumatoid arthritis. Elan's Biopharmaceutical pipeline currently includes five products in clinical trials for seven indications, including *Antegren* in Phase III clinical trials for MS and Crohn's disease. The Company is also pursuing product enhancement activities and the application of its drug delivery technologies to *Zonegran, Zanaflex, Skelaxin* and *Sonata*. The Company is also committed to the advancement of its broad Alzheimer's disease programmes with Wyeth and Pharmacia, its cell trafficking programme with Wyeth and its internal discovery programmes in the core therapeutic areas of neurology, pain management and autoimmune diseases.

Drug Delivery will be a stand alone discrete business operating from a single site in Pennsylvania, United States, focused primarily on the provision of *NanoCrystal* and complementary drug delivery technologies to its client base. Those drug delivery activities that are integral to Elan's own development and product enhancement activities will be integrated into Elan's global research and development organisation based primarily in Ireland; Georgia, United States; and California, United States.

Elan has created a discrete business unit, Elan Enterprises. This unit will focus on optimising the value of Elan's business venture programme. Elan Enterprises will also be responsible for the divestiture of Elan's non-strategic businesses and assets.

The recovery plan that was announced on 10 June 2002 will result in the focusing of resources on core therapeutic areas, the concentration of research and development resources and the divestiture of non-strategic businesses and assets. The details of the restructuring plan are not yet finalised and it is not possible, at this stage, to determine the costs of this plan. However, implementation of the plan may result in material impairment charges or other charges to the profit and loss account for intangible and tangible asset write-downs, asset impairments and similar restructuring charges.

A generic form of *Myambutol* was launched in 2001. This was expected to result in reduced revenue and profitability from this product. Therefore Elan recorded an impairment charge of $44.4 million under Irish GAAP for *Myambutol* in 2001. No impairment charge arose under US GAAP. Irish GAAP uses discounted cash flows to assess whether an impairment charge is required. US GAAP uses undiscounted cash flows to assess whether an impairment charge is required. For this reason, in 2001, an impairment charge arose under Irish GAAP but no impairment charge arose under US GAAP. The carrying value of the *Myambutol* intangible asset was $32.6 million under Irish GAAP and $60.1 million under US GAAP at the end of 2001. As the impact of generic competition on revenue and profitability has been greater than originally expected, a write-down of the *Myambutol* intangible asset is likely under both Irish and US GAAP in 2002.

Elan recorded an impairment charge of $81.0 million for *Naprelan* in 2001 under both Irish and US GAAP. This was due to lower than forecast revenues in 2001 and reduced projected future revenue and profitability from this product. Elan does not expect to provide any significant promotional support for *Naprelan* in the future. The carrying value of the *Naprelan* intangible asset was $44.9 million under both Irish and US GAAP at the end of 2001. If revenue declines more quickly than expected, a further write-down will be required.

Zanaflex had revenues of $161.7 million in 2001. *Zanaflex* represented approximately 9% and 11% of our total revenue and product revenue, respectively, in 2001. *Zanaflex* is not currently protected by patents or regulatory exclusivity. In June 2002, Elan announced that Eon Labs, Inc. received FDA approval to market a generic alternative for the *Zanaflex* 4 mg dosage form. Approximately 75% of prescriptions written for *Zanaflex* are for the 4 mg dose. Arising from the approval of a generic alternative for *Zanaflex,* Elan expects a significant decline in the sales and profitability of this product. The carrying amount of the intangible asset for *Zanaflex* was $12.1 million at the end of 2001.

The financial markets for emerging drug delivery, pharmaceutical and biotechnology companies have been poor in the period from 1 January 2002 to 30 June 2002. Stock prices for public emerging drug delivery, pharmaceutical and biotechnology stocks have declined in this period. Under Irish GAAP, Elan had financial assets of $2,102.0 million as at 31 December 2001. For example, based on the carrying value of Elan's financial assets as at 31 December 2001, a 20% or 30% reduction in the carrying value of the investment portfolio would have resulted in an impairment charge under Irish GAAP of $420.4 million or $630.6 million, respectively. Under US GAAP, the impairment charge required for such a decline would be similar. Elan expects to incur a material non-cash impairment charge to its profit and loss account for financial assets, including those held by EPIL II and EPIL III, under both Irish GAAP and US GAAP in 2002. Elan expects to incur the impairment charge under US GAAP in the second quarter of 2002. In addition, EPIL III disposed of investments in June 2002 in connection with the maturity of the Series A Guaranteed Notes. For additional information on the disposal of investments by EPIL III, please refer to Note 27 to the Consolidated Financial Statements. This will result in a material impairment charge given current market conditions. Elan has not yet determined the required amount of the impairment charges, but it is expected that they will be significant. For example, the impact of a 20% or 30% reduction in the carrying value of the investment portfolio is provided above.

Post Balance Sheet Events

For information regarding post balance sheet events, please refer to Note 27 to the Consolidated Financial Statements.

US GAAP

For additional information regarding the material differences between Irish GAAP and US GAAP, please refer to "Additional US Information—Differences Between Irish and United States Accounting Principles".

Elan's financial statements have been prepared under Irish GAAP, which differs in certain significant respects from US GAAP. The principal differences in Elan's financial statements under Irish and US GAAP arise due to differences in accounting treatments for business combinations, the implementation under US GAAP of SAB 101 addressing revenue recognition, the treatment of acquired IP and the consolidation of EPIL II and EPIL III under Irish GAAP. Under US GAAP, EPIL II and EPIL III have not been consolidated, as they are qualifying special purpose entities within the meaning of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). EPIL was a qualifying special purpose entity prior to March 2001 at which point it was terminated and effective ownership reverted to Elan.

Net loss under Irish GAAP was $887.2 million in 2001, compared with net income of $342.8 million under US GAAP. This difference primarily reflects impairment charges of $785.2 million in respect of acquired IP under Irish GAAP, $165.1 million related to the consolidation under Irish GAAP of entities that qualify as special purpose entities (EPIL II and EPIL III, and prior to 15 March 2001, EPIL) under US GAAP and $98.6 million related to revenue recognition under SAB 101. The acquired IP that was written-off under Irish GAAP in 2001 was previously expensed as acquired in-process research and development costs ("IPR&D"), in 1998, under US GAAP.

2001 Compared to 2000 (US GAAP)

Total revenue for 2001 increased by 22% to $1,862.5 million from $1,521.4 million for 2000.

Product revenue for 2001 increased by 37% to $1,432.3 million from $1,046.6 million for 2000. This increase in product revenue primarily resulted from organic growth, revenue from product rationalisations and increased revenue from product co-promotion and marketing activities. Product rationalisations, which consisted of the disposition of non-core products through outright sale or pursuant to distribution and royalty arrangements, contributed $251.1 million to product revenue in 2001. Product revenue from rationalisations in 2001 under Irish GAAP was $231.4 million. The difference between US and Irish GAAP relates to equity accounting for Amarin. Under Irish GAAP, Amarin was required to be equity accounted for on a fully diluted basis in 2001, whereas under US GAAP Amarin was required to be equity accounted for on a common stock basis in 2001. *Zanaflex*, the dermatology products, *Skelaxin* and *Maxipime* contributed increased revenue for 2001 of $70.7 million, $46.3 million, $36.4 million and $35.5 million, respectively, compared to 2000. Product revenue from co-promotion and marketing activities increased by $96.6 million for 2001 as compared to 2000. The increase in product revenue was offset, in part, by reduced revenue on the products rationalised during 2001 and by reduced revenue from *Naprelan*. Revenue from products rationalised in 2001 was $145.8 million for 2000 compared with $69.4 million, prior to rationalisation, in 2001. Revenue from *Naprelan* declined by $33.6 million in 2001, reflecting competition and less promotional focus by Elan.

Product sales from Elan's top ten product lines in the United States increased by 78% to $617.1 million in 2001 from $347.0 million in 2000. Excluding product acquisitions in 2000 and 2001, the increase was 63%.

Contract revenue decreased by 9% to $430.2 million for 2001 from $474.8 million for 2000. Elan recorded contract revenue of $287.2 million in 2001 under SAB 101, compared with $286.2 million in 2000. SAB 101 requires the deferral and amortisation of up-front licence fees where there is a continuing involvement with the licenced asset through the provision of research and development services, manufacturing services or other such activities. Elan implemented SAB 101 in the fourth quarter of 2000. For the year ended 31 December 2000, Elan recorded a non-cash charge of $344.0 million, under US GAAP, for the cumulative effect of this accounting change, relating to revenue recognised in periods up to 31 December 1999.

Net income, before the cumulative effect (pre 2000) of the impact of SAB 101 in 2000, the cumulative effect of the accounting change for SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), and other charges of $362.9 million and $445.7 million for 2001 and 2000, respectively, increased by 41% to $697.9 million for 2001 compared to $495.2 million in 2000. This increase reflects increased revenue, offset, in part, by a decrease in interest and other income and by higher operating expenses.

Other charges of $362.9 million for 2001 were principally comprised of asset write-downs of $210.4 million and rationalisation, integration and similar costs of $120.5 million. Asset write-downs primarily related to *Ceclor* CD and *Naprelan*.

Other charges of $445.7 million for 2000 were principally comprised of IPR&D of $246.0 million, Dura merger costs of $35.5 million, product withdrawal costs of $35.6 million and rationalisation, integration and similar costs of $128.6 million.

Net income after other charges and the cumulative effect of the accounting changes in 2001 and 2000 was $342.8 million in 2001 compared to a net loss of $294.5 million in 2000.

2000 Compared to 1999 (US GAAP)

Total revenue for 2000 increased by 16% to $1,521.4 million from $1,312.5 million for 1999.

Product revenue for 2000 increased by 31% to $1,046.6 million from $798.0 million for 1999, reflecting corporate acquisitions, primarily Dura and Liposome, and increased revenue on products in the existing portfolio, particularly *Skelaxin* and *Zanaflex*. Contract revenue decreased by 8% to $474.8 million for 2000 from $514.5 million for 1999, primarily reflecting the acquisitions of Axogen and Neuralab, and the impact of SAB 101.

Net income, before the cumulative effect of the impact of SAB 101 of $344.0 million in 2000, and other charges of $445.7 million and $88.6 million for 2000 and 1999, respectively, increased by 26% to $495.2 million for 2000 compared to 1999. This increase reflects increased revenue and interest and other income, offset in part by higher operating expenses.

Other charges of $445.7 million for 2000 were principally comprised of IPR&D of $246.0 million, Dura merger costs of $35.5 million, product withdrawal costs of $35.6 million and rationalisation, integration and similar costs of $128.6 million. IPR&D arose on the acquisitions of Liposome, Spiros II and Quadrant.

Cash Flow (US GAAP)

Cash and cash equivalents increased by $770.0 million in 2001. Net cash of $542.6 million was generated by operating activities. Included in cash flow from operating activities for 2001 was $360.9 million for product rationalisations. Cash outflows in respect of investing activities were $864.0 million, principally comprised of $1,164.9 million to purchase investments and marketable investment securities and $295.0 million in additions to intangible assets, offset, in part, by $671.1 million in disposals of investments and marketable securities. Financing cash inflows amounted to $1,092.1 million, principally due to the issuance of $650.0 million of Athena Finance 7.25% Senior Notes and proceeds of $304.8 million from the issuance of share capital.

Cash and cash equivalents decreased by $184.5 million in 2000. Net cash of $406.3 million was generated by operating activities. Cash outflows in respect of investing activities were $386.0 million, principally comprised of $537.1 million to purchase investments and marketable investment securities, $131.8 million in additions to intangible assets and $112.1 million on the acquisition of subsidiaries, offset by $449.0 million in disposals of investments and marketable securities. Financing cash outflows amounted to $204.0 million, principally due to cash outflows of $495.4 million on repayment of bank loans offset by proceeds of $200.0 million in bank loans drawn down and $91.4 million from the issuance of share capital.

Under US GAAP, EPIL II and EPIL III are not consolidated as subsidiaries of Elan. Elan has provided direct guarantees to the holders of the loan notes of each of EPIL II and EPIL III for the repayment of the loan notes and the payment of any unpaid interest. In the event that EPIL II or EPIL III do not meet their respective obligations to pay amounts due to the noteholders, the noteholders may call upon the Elan guarantees. On 31 December 2001, the estimated fair value of Elan's retained interest in EPIL II and EPIL III were $9.9 million and $4.0 million, respectively.

For additional information on the guarantees provided by Elan to the noteholders of EPIL II and EPIL III, please refer to note "(i) Non-consolidated subsidiaries" under "Additional US Information".

Inflation

Inflation had no material impact on Elan's operations during the year.

Treasury Policy

Elan uses derivative financial instruments primarily to reduce exposures to market fluctuations in foreign exchange rates. Elan does not enter into derivative financial instruments for trading or speculative purposes. The treasury function operates within strict terms of reference which have been approved by Elan's board of directors.

Exchange Risk

Elan is a multinational business operating in many countries. The US dollar is the primary currency in which Elan conducts its business. The US dollar is used for planning and budgetary purposes and as the currency for financial reporting. Elan has revenues, costs, assets and liabilities denominated in currencies other than US dollars. The Group manages its non-US dollar foreign exchange risk through derivative financial instruments.

The US dollar is the base currency against which all identified transactional foreign exchange exposures are managed and hedged. The principal risks to which Elan is exposed are movements in the exchange rates of the US dollar against the Euro, Sterling, Swiss Franc and Japanese Yen. The main exposures are net costs in Euro arising from a manufacturing and research presence in Ireland and the sourcing of raw materials in European markets.

During 2001, average exchange rates were EUR1.1187=US$1. Elan sells US dollars to buy Euro for costs incurred in Euro. The expected strengthening of the Euro against the US dollar will result in a higher reported cost related to Elan's Euro cost base in 2002 compared to 2001. However, Elan does not expect this to be material.

All derivative contracts entered into are in liquid markets with credit approved counterparties.

For additional information regarding foreign exchange risk, please refer to Note 21 to the Consolidated Financial Statements.

Interest Rate Risk

Elan's liquid funds are invested primarily in US dollars except for the working capital balances of subsidiaries operating outside of the United States. Interest rate risk is mainly confined to the variability of returns on investment funds as the majority of Elan's debt is fixed rate. The Group's exposure to interest rate risk is actively monitored and managed with an average duration of less than three months. By calculating an overall exposure to interest rate risk rather than a series of individual instrument cash flow exposures, the Company can more readily monitor and hedge these risks. Duration analysis recognises the time value of money and in particular, prevailing interest rates by discounting future cash flows.

For additional information regarding interest rate risk, please refer to Note 21 to the Consolidated Financial Statements.

Credit Risk

Elan's treasury function transacts business with counterparties that are considered to be low investment risk. Credit limits are established commensurate with the credit rating of the financial institution that business is being transacted with. Elan does not believe that it has a significant exposure to any one financial counterparty.

Elan does not currently transact significant business in countries that are subject to political and economic uncertainty. As a result, Elan is not materially exposed to any sovereign risk or payment difficulties.

Liquidity Risk

For additional information regarding liquidity risk and for sensitivity analysis information, please refer to Note 21 to the Consolidated Financial Statements.

Equity Price Risk (US GAAP)

Elan is exposed to equity price risks primarily on its available for sale securities which consist of equity investments in quoted companies. At 31 December 2001, available for sale securities had a fair value of $305.3 million and had a cost of $282.1 million. These investments are primarily in emerging pharmaceutical and biotechnology companies. A 10% adverse change in equity prices would result in an approximate $30.5 million decrease in the fair value of Elan's available for sale equity securities.

53

Directors' Report

Introduction

The directors submit their annual report, together with the audited financial statements of Elan, for the year ended 31 December 2001.

Review of the Development of the Business

Elan is a leading worldwide, fully integrated biopharmaceutical company, headquartered in Dublin, Ireland, with its principal research, development, manufacturing and marketing facilities located in Ireland and the United States.

A review of the operations and development of the business and the background to its results and position at 31 December 2001 is set out in the Operating and Financial Reviews on pages 4 to 53 of this report.

Information on legal proceedings pending and ongoing against Elan is contained in Note 24 to the Consolidated Financial Statements.

Post Balance Sheet Events

For additional information on post balance sheet events, please refer to Note 27 to the Consolidated Financial Statements.

Research and Development

During the year ended 31 December 2001, the Company's expenditure on research and development, after exceptional items, amounted to $401.9 million compared to $305.3 million for the year ended 31 December 2000, reflecting the continued commitment of the Company to developing its technologies and product candidates.

Financial Results and Dividends

The results for the year are set out beginning on page 68 of this report. The directors do not propose the payment of a dividend.

Presentation of Financial Statements

This Annual Report on Form 20-F is a requirement for foreign companies with securities registered with the SEC. For the year ended 31 December 2001, the Company has continued to prepare one Annual Report meeting the reporting requirements of the Company pursuant to Irish company law and the rules and regulations of the SEC.

Health and Safety

The well being of the Company's employees is safeguarded through the strict adherence to health and safety standards. The Safety, Health and Welfare at Work Act, 1989, imposes certain requirements on employers and the Company has taken the necessary action to ensure compliance with the Act, including the adoption of a safety statement.

Directors

In accordance with Elan's articles of association, Dr Gillespie, Mr McGowan, Dr Selkoe, Mr Thornburgh and Mr Tully hereby retire, and being eligible, offer themselves for re-election.

Directors' Interests

The beneficial interests of those persons who were directors and secretary of Elan at the year end, including their spouses and children under eighteen years of age, in the Ordinary Shares of the Company were as follows:

	Ordinary Shares; Par Value 5 Euro Cents Each		*Options and Warrants to Purchase Ordinary Shares; Par Value 5 Euro Cents Each*	
	At 31 December 2001	At date of appointment or 31 December 2000	At 31 December 2001	At date of appointment or 31 December 2000
Garo Armen	20,000	20,000	37,000	32,000
Brendan Boushel	803,698	953,698	47,000	42,000
Laurence Crowley	—	—	37,000	32,000
William Daniel*	15,000	15,000	162,000	162,000
Donal Geaney	1,143,971	1,248,971	2,584,393	2,639,393
Alan Gillespie	—	—	37,000	32,000
Ann Maynard Gray	500	—	5,000	—
John Groom	435,000	420,000	343,720	592,000
Thomas Lynch	800,000	500,000	1,312,000	1,212,000
Kieran McGowan	200	200	15,000	10,000
Kevin McIntyre	179,356	171,356	42,000	45,000
Kyran McLaughlin	—	—	15,000	10,000
Dennis Selkoe	163,221	163,407	114,150	131,950
Richard Thornburgh	200	200	37,000	32,000
Daniel Tully	22,548	17,548	15,000	10,000

**Secretary*

The following changes in directors' interests occurred between 31 December 2001 and 31 May 2002. Dr Armen and Armen Partners LP purchased a total of 150,000 shares, Mr Boushel purchased 35,000 shares, Mr Groom purchased a total of 75,000 shares, Mr McGowan purchased 1,000 shares, Ms Gray purchased 3,000 shares and Mr Tully and the Tully Family Investment LP purchased a total of 115,000 shares. Dr Selkoe gifted 46 shares. Mr Daniel was issued 30,000 options with an exercise price of $14.09 on 1 March 2002.

Directors' Options

	At Date of Appointment or 1 January 2001	Granted	Exercised	At 31 December 2001	Weighted Average Subscription Price of Options Outstanding at 31 December 2001
Garo Armen	32,000	5,000	—	37,000	24.91
Brendan Boushel	32,000	5,000	—	37,000	24.91
Laurence Crowley	32,000	5,000	—	37,000	26.31
William Daniel*	161,000	—	—	161,000	31.94
Donal Geaney	2,631,893	—	55,000	2,576,893	17.65
Alan Gillespie	32,000	5,000	—	37,000	26.31
Ann Maynard Gray	—	5,000	—	5,000	54.85
John Groom	550,000	—	233,280	316,720	17.87
Thomas Lynch	1,210,000	400,000	300,000	1,310,000	30.77
Kieran McGowan	10,000	5,000	—	15,000	35.49
Kevin McIntyre	32,000	5,000	—	37,000	24.91
Kyran McLaughlin	10,000	5,000	—	15,000	35.49
Dennis Selkoe	131,950	5,000	22,800	114,150	16.46
Richard Thornburgh	32,000	5,000	—	37,000	26.31
Daniel Tully	10,000	5,000	—	15,000	35.49

**Secretary*

The options exercised during the year ended 31 December 2001 were exercised at prices ranging between $7.615 and $14.25 (the market price at date of grant). The closing market prices at the dates of exercise were between $43.60 and $55.40. Options outstanding at 31 December 2001 are exercisable at various dates between January 2002 and March 2011. The closing market price at 31 December 2001, on the New York Stock Exchange ("NYSE"), of the Company's ADSs was $45.06. During the year ended 31 December 2001, the closing market price ranged from $39.80 to $65.00 per ADS. No directors' options lapsed during the year ended 31 December 2001. Warrants held by directors are exercisable at $32.51.

Directors' Remuneration

Executive Directors:	2001 Salary/Fees US$	2001 Annual Bonus US$	2001 Pension US$	2001 Benefit in Kind US$	2001 Total US$	2000 Total US$
	Year Ended 31 December					
Donal Geaney						
In respect of 2001	1,037,500	360,000	80,450	8,664	1,486,614	—
In respect of 2000	—	1,200,000	—	—	1,200,000	1,467,000
In respect of prior years	—	300,000	—	—	300,000	—
	1,037,500	1,860,000	80,450	8,664	2,986,614	1,467,000
John Groom*	487,500	450,000	—	—	937,500	724,000
Thomas Lynch*	687,500	825,000	113,603	—	1,626,103	1,038,000
	2,212,500	3,135,000	194,053	8,664	5,550,217	3,229,000
Average number of executive directors					3	3

**Bonuses paid are in respect of performance in fiscal 2000.*

Non-Executive Directors:	2001 Salary/Fees US$	2001 Annual Bonus US$	2001 Pension US$	2001 Benefit in Kind US$	2001 Total US$	2000 Total US$
Garo Armen	48,750	—	—	—	48,750	38,000
Brendan Boushel	56,250	—	—	—	56,250	36,000
Laurence Crowley	60,000	—	—	—	60,000	35,000
Alan Gillespie	48,750	—	—	—	48,750	30,000
Ann Maynard Gray	35,000	—	—	—	35,000	—
Kieran McGowan	48,750	—	—	—	48,750	30,000
Kevin McIntyre	63,750	—	—	—	63,750	53,000
Kyran McLaughlin	48,750	—	—	—	48,750	30,000
Dennis Selkoe	107,500	—	—	—	107,500	88,000
Richard Thornburgh	48,750	—	—	—	48,750	38,000
Daniel Tully	48,750	—	—	—	48,750	38,000
	615,000	—	—	—	615,000	416,000
Average number of non-executive directors					11	10

Dr Selkoe received $62,500 and $50,000 from Elan in 2001 and 2000, respectively, for consulting work.

Payments to Retired Directors:	2001 Total US$	2000 Total US$
Donald Panoz	160,000	160,000
Nancy Panoz	25,000	25,000
James Balog	20,000	15,000
	205,000	200,000

Board of Directors and Senior Management of the Company

Directors

Donal Geaney (51) holds the positions of chairman and chief executive officer of Elan. Mr Geaney was appointed chairman in January 1997 and chief executive officer in January 1995. In April 1992, Mr Geaney was elected to Elan's board of directors and subsequently assumed the positions of president and chief operating officer. Mr Geaney is chairman of the Irish Aviation Authority, is a director of the Bank of Ireland and is chairman of the Irish National Pensions Reserve Fund Commission.

Thomas Lynch (45) was appointed executive vice chairman in July 2001 having joined Elan in May 1993 as executive vice president and chief financial officer. In June 1997, Mr Lynch was appointed a director. Prior to joining Elan, Mr Lynch was a partner in the international accounting firm of KPMG, where he specialised in the provision of international corporate financial services. Mr Lynch became non-executive chairman of Amarin in March 2000 and is also a director of ICON, plc and IDA Ireland.

Garo Armen, PhD (49) was appointed a director of Elan in February 1994. He has been chairman and chief executive officer of Antigenics, Inc. ("Antigenics") since its initial public offering in February 2000 and held the same positions in its predecessor, Antigenics, LLC since its formation in 1994. Previously, Dr Armen was with Dean Witter Reynolds as a senior vice president of research and with E.F. Hutton & Company as first vice president, research.

Brendan Boushel (72) was appointed a director of Elan in January 1980. From 1966 until his retirement in 1994, Mr Boushel was a partner in the Irish law firm of T.T.L. Overend McCarron & Gibbons. Mr Boushel also holds a number of private company directorships.

Laurence Crowley (65) was appointed a director of Elan in March 1996. He is governor (chairman) of the Bank of Ireland. He is presently chairman of PJ Carroll & Co. and is a director of a number of private companies.

Alan Gillespie, PhD (51) was appointed a director of Elan in March 1996. Since November 1999, he has been chief executive officer of CDC Group, plc and was previously a managing director of Goldman Sachs International. He is chairman of Ulster Bank Limited.

Ann Maynard Gray (56) was appointed a director of Elan in February 2001. She was formerly president of Diversified Publishing Group of Capital Cities/ABC, Inc. Ms Gray is a director of Duke Energy Corporation and The Phoenix Companies, Inc., and is a trustee of J.P. Morgan Funds.

John Groom (64) joined Elan in July 1996 and served as president and chief operating officer until his retirement in January 2001. Mr Groom was president, chief executive officer and director of Athena prior to its acquisition by Elan in 1996. Mr Groom serves on the boards of Ribozyme, Ligand, CV Therapeutics and Amarin and continues to serve Elan in an advisory capacity.

Kieran McGowan (58) was appointed a director of Elan in December 1998. From 1990 until his retirement in December 1998, he was chief executive of IDA Ireland. He is a director of CRH, plc, Irish Life and Permanent, plc, United Drug, plc, Enterprise Ireland, An Post National Lottery Company Ltd., and a number of private companies.

Kevin McIntyre, MD (66) was appointed a director of Elan in February 1984. He is an associate clinical professor of medicine at Harvard Medical School and has served as a consultant to the National Academy of Sciences.

Kyran McLaughlin (58) was appointed a director of Elan in January 1998. Since 1985, he has been head of equities and corporate finance at Davy Stockbrokers, Ireland's largest stockbroker firm. He is a director of Riverdeep Group, plc and Ryanair Holdings, plc.

Dennis Selkoe, MD (58) joined the board of directors of Elan in July 1996, following Elan's acquisition of Athena where he served as a director since July 1995. Dr Selkoe was a founder of, and consultant to, Athena. Dr Selkoe, a neurologist, is a professor of neurology and neuroscience at Harvard Medical School. He also serves as co-director of the Center for Neurologic Disease at The Brigham and Women's Hospital.

The Honorable Richard Thornburgh (69) was appointed a director of Elan in March 1996. He served as governor of Pennsylvania for two terms and as attorney general of the United States from 1988 to 1991. He is presently of counsel to the law firm of Kirkpatrick & Lockhart LLP in Washington, D.C. The board has appointed the Honorable Richard Thornburgh as lead independent director of the Company.

Daniel Tully (70) was appointed a director of Elan in February 1999. He is a chairman emeritus of Merrill Lynch & Co., Inc., where he served as chairman of the board from 1993 to 1997, and was its chief executive officer from 1992 to 1996. He served as vice chairman of the NYSE from 1994 to 1995, vice chairman of the American Stock Exchange from 1984 to 1986 and chairman of the board of governors of the National Association of Securities Dealers.

One third of the directors (excluding the chairman) retire annually by rotation. Directors serve until they or their successors have been elected and qualified. Officers serve at the discretion of the board of directors. Directors of Elan are compensated with fee payments (with additional payments where directors are members of board committees) and are reimbursed for travel expenses to and from board meetings.

Senior Management

William Clark (57) joined Elan as president, Operations in January 1998. He has over thirty years of experience in manufacturing, engineering and operational functions within the pharmaceutical industry. Prior to joining Elan, he held senior management positions with Fisons, plc as director, worldwide technical operations, and as international vice president and vice president, technical operations, for G.D. Searle.

Shane Cooke (40) joined Elan as executive vice president and chief financial officer in July 2001. Prior to joining Elan, Mr Cooke was chief executive of Pembroke Capital Limited, an aviation leasing company, and prior to that held a number of senior positions in finance in the banking and aviation industries. Mr Cooke is a chartered accountant and a graduate of University College Dublin.

William Daniel (50) was appointed as company secretary in December 2001 having joined Elan in March 1994 as group financial controller. In July 1996, he was appointed group vice president, finance, group controller and principal accounting officer. From 1990 to 1992, Mr Daniel was financial director of Xtravision, plc.

Lars Ekman, MD, PhD (52) was appointed as president, research and development, Biopharmaceuticals in January 2001. Prior to joining Elan, he was responsible for research and development at Schwarz Pharma AG since 1997. He is a board certified surgeon with a PhD in experimental biology and has held several clinical and academic positions in both the United States and Europe. From 1984 to 1997, Dr Ekman was employed in a variety of senior scientific and clinical functions in Pharmacia.

Arthur Falk, PhD (57) joined Elan as executive vice president, corporate compliance in May 2001. Dr Falk has 30 years experience in analytical research, quality and compliance within the pharmaceutical industry. Prior to joining Elan, he was the vice president, corporate quality, safety and environmental affairs and managing compliance officer for the world-wide operations of the Warner-Lambert Company.

Campbell Fitch (43) joined Elan as vice president, human resources in April 1999, having spent the previous fifteen years with Schlumberger Limited. Mr Fitch is a fellow of the Chartered Institute of Personnel and Development.

Ivan Lieberburg, MD, PhD (53) is executive vice president, chief scientific and medical officer of Elan, where he has held a number of positions over the last thirteen years, most recently senior vice president of research, Elan Pharmaceuticals. Prior to joining Athena in 1987, Dr Lieberburg held faculty positions at the Albert Einstein School of Medicine and Mt. Sinai School of Medicine.

Seamus Mulligan (41) was appointed as executive vice president, business and corporate development in October 1999, having held the position of executive vice president, corporate development from April 1999. Prior thereto, he was president, Elan Pharmaceutical Technologies from July 1996. Mr Mulligan joined Elan in 1984.

Lisabeth Murphy (45) was appointed as executive vice president, intellectual property and legal affairs in January 1999. Ms Murphy joined Elan as vice president and general counsel in July 1996 following Elan's acquisition of Athena where she served as vice president, legal affairs, general counsel and secretary since May 1991.

Mary Pendergast (51) joined Elan in January 1998 as executive vice president, government affairs. Prior to joining Elan, Ms Pendergast was the deputy commissioner and senior advisor to the Commissioner of the FDA, where she had previously served as associate chief counsel for enforcement. Ms Pendergast is on the boards of the Regulatory Affairs Professional Society and Child Trends.

Larry Sternson, PhD (56) is president, Drug Delivery. He has worked in drug development for over 30 years, first as a university professor and researcher, and for the last 17 years in various executive management positions in the pharmaceutical industry. Immediately prior to joining Elan in 1998, he was founder and chief executive officer of NanoSystems LLC ("NanoSystems").

Daniel Welch (44) joined Elan as president, Biopharmaceuticals in October 2000. Before joining Elan, Mr Welch spent over 22 years in the pharmaceutical industry. His areas of experience are sales and marketing, business development, international marketing and general management. Most recently he spent seven years with Sanofi-Synthelabo, Inc. On 12 June 2002, Elan announced that Mr Welch had elected to leave Elan.

No director or officer has a family relationship with any other director or officer.

Compensation of Directors and Officers

For the year ended 31 December 2001, all executive officers and directors as a group (20 persons) received total compensation of $8.9 million.

Elan reimburses officers and directors for their actual business-related expenses. For the year ended 31 December 2001, an aggregate of $0.3 million was set aside or accrued by Elan to provide pension, retirement and other similar benefits for directors and officers. Elan maintains certain health and medical benefit plans for its employees in which Elan's officers participate along with other employees generally.

Transactions with Directors

There were no transactions with directors during the year ended 31 December 2001 other than as outlined in Note 25 to the Consolidated Financial Statements.

Significant Shareholdings

As of 31 December 2001, Capital Research and Management Company and Fidelity Management and Research Company owned 30,675,992 and 16,772,000 Elan ADSs, respectively, representing approximately 9% and 5% of the issued share capital of the Company, respectively. Capital Research and Management Company held approximately 8% of the share capital of the Company as at 31 December 2000 and 1999. Fidelity Management and Research Company held approximately 6% and approximately 4% of the share capital of the Company as at 31 December 2000 and 1999, respectively. Save for these interests, the Company is not aware of any person who, directly or indirectly, holds 3% or more of the issued share capital. Between 31 December 2001 and 31 May 2002, Capital Research and Management increased its shareholding by a net 3,384,070 ADSs to 34,060,062 ADSs, representing 9.7% of the issued share capital, and Fidelity Management and Research Company increased its shareholding by a net 14,420,304 ADSs to 31,192,304 ADSs, representing 8.9% of the issued share capital. In May 2002, Franklin Resources Inc. and affiliates ("Franklin") informed the Company that it held 21,027,189 ADSs, representing 6% of the issued share capital. The Company is not aware of any other changes between 31 December 2001 and 31 May 2002 in these shareholdings. None of Capital Research and Management Company, Fidelity Management and Research Company or Franklin have voting rights different from other shareholders.

The following table sets forth certain information regarding the beneficial ownership of Elan's Ordinary Shares at 31 May 2002 by all directors and officers of Elan as a group (either directly or by virtue of ownership of Elan ADSs):

Name of Owner or Identity of Group	*No. of Shares*	*Percent of Class* (1)
All directors and officers as a group (20 persons)(2)	8.6 million	2.4%

1. Based on 350.4 million Elan Ordinary Shares outstanding on 31 May 2002 and 4.1 million Elan Ordinary Shares issuable upon the exercise of currently exercisable options held by directors and officers as a group as of 31 May 2002.
2. Includes 4.1 million Elan Ordinary Shares issuable upon exercise of currently exercisable options held by directors and officers of Elan as a group as of 31 May 2002.

The options exercised by executive officers during the year ended 31 December 2001 were exercised at prices ranging from $8.31 to $9.63 (the market price at the date of grant). The closing market prices at the dates of exercise were between $40.10 and $54.96. Options outstanding at 31 December 2001 are exercisable at various dates between January 2002 and March 2011.

There were no options exercised by executive officers to acquire Elan ADSs in the period from 31 December 2001 to 31 May 2002.

Elan, to its knowledge, is not directly or indirectly owned or controlled by another entity or by any government. Elan does not know of any arrangements, the operation of which might result in a change of control of Elan.

Statement of Directors' Responsibilities

The following statement, which should be read in conjunction with the Auditors' Report set out on pages 66 and 67, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the financial statements.

Irish company law requires the directors to ensure that financial statements are prepared for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss for that year.

With regard to the financial statements on pages 68 to 137, the directors have determined that it is appropriate that they continue to be prepared on a going concern basis and consider that in their preparation:

- suitable accounting policies have been selected and applied consistently;
- judgements and estimates that are reasonable and prudent have been made; and
- applicable accounting standards have been followed.

The directors have a responsibility for ensuring that proper books of account are kept which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and which enable them to ensure that the financial statements comply with the Companies Acts, 1963 to 2001, and all Regulations to be construed as one with those Acts. They also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Service Contracts

There are no service contracts in existence between any of the directors and the Company.

Accounting Records

The directors believe that they have complied with Section 202 of the Companies Act, 1990 with regard to books of account by employing financial personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of the Company are maintained at its office in Monksland, Athlone, Co. Westmeath, Ireland.

Political Donations

There were no political contributions which require disclosure under the Electoral Act, 1997.

Subsidiary Companies

For additional information regarding significant subsidiary and associated undertakings, please refer to Note 30 to the Consolidated Financial Statements.

Auditors

In accordance with Section 160(2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the board, 30 June 2002

Donal Geaney, *Chairman* **Thomas Lynch,** *Vice Chairman*

Policies

Elan is committed to the highest standards of corporate governance and compliance. The Company complies with the provisions of The Combined Code, save that in accordance with Elan's articles of association, the chairman does not retire by rotation. A resolution to amend the articles of association in this respect will be put to the 2002 annual general meeting and, if passed, the chairman will retire by rotation at the 2003 annual general meeting and thereafter on a similar basis to all other directors.

In 1998, the Hempel Committee on Corporate Governance reviewed and brought together the guidelines and codes which had been developed by the Cadbury and Greenbury Committees and produced The Combined Code—Principles of Good Governance and Code of Best Practice. This Combined Code was adopted by the London Stock Exchange in June 1998 and by the Irish Stock Exchange in December 1998. One of the requirements of this Combined Code is that listed companies make a statement in relation to how they have complied with this code.

The directors reviewed the Company's systems of internal control and also examined the full range of risks affecting the Company and the appropriateness of the internal control structures in place to manage and monitor them. This process involved a confirmation that appropriate systems of internal control were in place throughout the financial year and up to the date of signing of these financial statements. It also involved an assessment of the ongoing process for the identification, management and control of individual risks and of the role of the various Group risk management functions and the extent to which various significant challenges facing the Group are understood and are being addressed. No material unaddressed issues emerged from this assessment. The directors confirm that they have reviewed, in accordance with the Turnbull Guidance, the effectiveness of the Company's systems of internal control for the year ended 31 December 2001.

In early 2002, a review of the Company's corporate governance structures and procedures was undertaken by the Company's and the directors' external legal advisors, Shearman & Sterling and Wachtell Lipton Rosen & Katz, respectively. Resulting from this review, on 31 May 2002 the board of directors adopted a set of corporate governance guidelines and established four board committees, as set out below, to replace the previous three board committees. The corporate governance guidelines include a definition of director independence based on the standards proposed by the NYSE.

The Board

The roles of chairman and chief executive officer are not separated. However, the board includes 11 independent non-executive directors who constitute a clear majority of the board. In addition, the board has appointed the Honorable Richard L Thornburgh as lead independent director, in accordance with the provisions of The Combined Code and best corporate governance practice in the United States and Ireland. As a matter of policy and good corporate governance, the majority of the board shall comprise non-executive directors who are independent of management and free of any relationship that, in the view of the board, could interfere with the exercise of independent judgement as a director. The board regularly reviews its responsibilities and those of its committees and management. The board meets regularly throughout the year, and all of the directors have full and timely access to the information necessary to enable them to discharge their duties. The board has reserved certain matters to its exclusive jurisdiction, thereby maintaining control of the Company and its future direction. All directors are appointed by the board, as nominated by its nominating committee, and subsequently elected by the shareholders. Procedures are in place where directors and committees, in furtherance of their duties, may take independent professional advice, if necessary, at the Company's expense. The board has delegated authority over certain areas of the Company's activities to four committees, as more fully described below.

Executive Committee

The executive committee exercises the management authority of the board during the interval between board meetings. The members of the committee are Mr Geaney, chairman, Dr Armen, Mr Crowley, Dr Gillespie, Mr Groom and Mr Lynch.

Audit Committee

The audit committee, composed entirely of non-executive directors, helps the board oversee the Company's accounting and reporting practices. The audit committee periodically reviews the effectiveness of the system of internal financial control. It monitors the adequacy of internal accounting practices, procedures and controls, and reviews all significant changes in accounting policies. The committee meets regularly with the internal and external auditors and addresses all issues raised and recommendations made by them. The members of the committee are Mr McLaughlin, chairman, Dr Armen and Mr McGowan.

Organisation and Compensation Committee

The organisation and compensation committee, composed entirely of non-executive directors, reviews the compensation philosophy and policies of the Company with respect to executive compensation, fringe benefits and other compensation matters. The committee determines the compensation of the chief executive officer and other executive directors and reviews the compensation of the other members of the executive management. The committee also administers the Company's share option plans. (See page 65 for the report of the organisation and compensation committee on behalf of the board.) The members of the committee are Dr McIntyre, chairman, Mr Crowley and Ms Gray.

Nominating Committee

The nominating committee, which was established by the board of directors on 31 May 2002, will review on an ongoing basis the membership of the board of directors and of the board committees and the performance of the directors. It will recommend new appointments to fill any vacancy that is anticipated or arises on the board of directors. It will review and recommend changes in respect of the functions of the various committees of the board. The members of the committee are Mr Thornburgh, chairman, Ms Gray, Mr McGowan, Mr McLaughlin and Mr Tully.

Relations with Shareholders

Elan communicates regularly with its shareholders throughout the year, including following the release of quarterly and annual results, and after major developments. All shareholders are given adequate notice of the annual general meeting.

Internal Financial Control

The board of directors has overall responsibility for the Company's system of internal financial control and for monitoring its effectiveness. Management is responsible for the planning and implementation of the system of internal financial control and ensuring that these controls apply throughout the Company. The audit committee reviews the quarterly and annual financial statements and the nature and scope of the external audit. Any significant findings, audit or accounting issues or other business risks are reported by the committee to the board of directors.

The system of internal financial control is designed to provide reasonable, but not absolute, assurance against material misstatement or loss. The Company's system of internal financial control is designed to provide the directors with reasonable assurance that physical and financial assets are safeguarded, transactions are authorised and recorded properly and material irregularities are either prevented or will be detected with the minimum of delay.

The organisational structure of the Company under the day to day direction of its chief executive officer is clear. Defined lines of responsibility and delegation of authority have been established within which the Company's activities can be planned, executed, controlled and monitored to achieve the strategic objectives which the board has adopted for the Company.

The Company has a comprehensive system for reporting financial results to the board. This includes a budgeting system with an annual budget approved by the board. The board compares actual results with budgeted results regularly. Management accounts are prepared on a timely basis. They include a profit and loss account, balance sheet, cash flow and capital expenditure report, together with an analysis of the performance of key operating divisions and subsidiaries.

The board, through the audit committee, has reviewed the effectiveness of the Company's system of internal financial control.

Going Concern

The directors, having made inquiries, believe that the Company has adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

Report of the Organisation and Compensation Committee

Composition of Organisation and Compensation Committee

The terms of reference for the committee are to determine the compensation, terms and conditions of employment of the chief executive officer and other executive directors and to review the recommendations of the chief executive officer with respect to the remuneration and terms and conditions of employment of the Company's senior management. The committee also exercises all the powers of the board of directors to issue Ordinary Shares on the exercise of share options and to generally administer the Company's share option plans.

The chief executive officer attends meetings of the committee except when his own remuneration is being considered.

Each member of the committee is nominated to serve for a three year term subject to a maximum of two terms of continuous service.

For additional information regarding directors' remuneration, shareholdings and share options, please refer to Note 6 to the Consolidated Financial Statements and "Directors' Interests", "Directors' Options" and "Directors' Remuneration" in the Directors' Report.

Remuneration Policy

The Company's policy on executive directors' remuneration is to set remuneration levels which are appropriate for its senior executives having regard to their substantial responsibilities, their individual performance and the performance of the Company as a whole. It is the policy of the committee to set remuneration levels after a review of remuneration packages of executives in the pharmaceutical industry. During 2001, the committee took external advice from independent benefit consultants on executive remuneration. In framing remuneration policy, consideration has been given to Section B of the Code of Best Practice of the Combined Code as issued by the London and Irish Stock Exchanges.

The typical elements of the remuneration package for executive directors include basic salary and benefits, annual cash incentive bonus, pensions and participation in share option plans.

It is the policy of the committee to grant options to management to encourage identification with shareholders' interests and to link performance to the long term share price performance of the Company.

Executive Directors' Basic Salary

The basic salaries of executive directors are reviewed annually having regard to personal performance, company performance and market practice.

Annual Cash Incentive Bonus

An annual cash incentive bonus, which is not pensionable, is paid on the recommendation of the committee to executive directors. Bonus determination is not based on specific financial or operational targets, but on individual and company performance.

Share Option Plans

It is the policy of the committee, in common with other companies operating in the pharmaceutical industry, to award share options to management and employees. The options generally vest between one and five years. These plans do not contain any performance conditions.

Directors' Service Contracts

No director has a service contract.

Independent Auditors' Report

To the Members of Elan Corporation, plc

We have audited the financial statements on pages 68 to 137.

Respective Responsibilities of Directors and Auditors in Relation to the Annual Report and Form 20-F

The directors are responsible for having the Annual Report and Form 20-F prepared. As described on pages 61 and 62, this includes responsibility for preparing the financial statements in accordance with applicable Irish Law and accounting standards; the directors have also presented additional information under United States requirements. Our responsibilities, as independent auditors, are established in Ireland by statute, the Auditing Practices Board, the Listing Rules of the Irish Stock Exchange and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. As also required by the Acts, we state whether we have obtained all the information and explanations we require for our audit, whether the Company's balance sheet agrees with the books of account and report to you our opinion as to whether:

- the Company has kept proper books of account;
- the directors' report is consistent with the financial statements; and
- at the balance sheet date, a financial situation existed that may require the Company to hold an extraordinary general meeting on the grounds that the net assets of the Company, as shown in the financial statements, are less than half of its share capital.

We also report to you if, in our opinion, information specified by law or by the Listing Rules regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 63 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and Form 20-F, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the loss of the Group for the year then ended, and have been properly prepared in accordance with the Companies Acts, 1963 to 2001, and all regulations to be construed as one with those Acts.

Generally accepted accounting principles in Ireland vary in certain significant respects from accounting principles generally accepted in the United States. Application of generally accepted accounting principles in the United States would have affected results of operations for each of the years in the three year period ended 31 December 2001, and shareholders' equity as at 31 December 2001 and 2000, to the extent summarised on pages 119 to 137 of the financial statements.

We have obtained all the information and explanations we considered necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company. The balance sheet of the Company is in agreement with the books of account.

In our opinion, the information given in the Directors' Report on pages 54 to 62 is consistent with the financial statements.

The net assets of the Company, as stated in the balance sheet on page 73, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2001 a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

KPMG
Chartered Accountants
Registered Auditors
Dublin, Ireland
30 June 2002

The above opinion is provided in compliance with Irish requirements. Opinions complying with auditing standards generally accepted in the United States will be included in the Annual Report and Form 20-F filed with the United States Securities and Exchange Commission.

	Notes	2001 $m Before Exceptional Items	2001 $m Exceptional Items	2001 $m Total	2000 $m Total	1999 $m Total
		Year Ended 31 December				
Revenue—continuing operations	3	1,512.9	227.8	1,740.7	1,180.5	1,007.8
Revenue—acquisitions		—	—	—	121.5	—
Total Revenue	2	1,512.9	227.8	1,740.7	1,302.0	1,007.8
Cost of sales	3	364.0	22.8	386.8	315.5	211.2
Gross profit		1,148.9	205.0	1,353.9	986.5	796.6
Selling, general and administrative expenses	3	697.5	1,084.2	1,781.7	384.9	256.9
Research and development expenses	3,4	323.3	78.6	401.9	305.3	230.2
Operating profit/(loss)—continuing operations		131.4	(957.8)	(826.4)	360.1	309.5
Operating (loss)—acquisitions		(3.3)	—	(3.3)	(63.8)	—
Operating profit/(loss)	2	128.1	(957.8)	(829.7)	296.3	309.5
Share of profits of associates	12	10.3	—	10.3	0.1	0.2
Loss on fixed assets	3	—	—	—	(33.9)	—
Profit/(loss) on ordinary activities before interest and tax		138.4	(957.8)	(819.4)	262.5	309.7
Net interest and other (expense)/income	3,5	(43.6)	(6.8)	(50.4)	88.6	33.5
Profit/(loss) on ordinary activities before tax	6	94.8	(964.6)	(869.8)	351.1	343.2
Tax on profit/(loss) on ordinary activities	7	(17.4)	—	(17.4)	(9.0)	(7.3)
Retained profit/(loss) for the year		77.4	(964.6)	(887.2)	342.1	335.9
Basic earnings/(loss) per Ordinary Share	8	$ 0.23	$ (2.87)	$ (2.64)	$ 1.19	$ 1.26
Diluted earnings/(loss) per Ordinary Share	8	$ 0.22	$ (2.87)	$ (2.64)	$ 1.10	$ 1.19
Weighted average number of Ordinary Shares outstanding (millions)		336.0	336.0	336.0	287.1	266.6

The accompanying notes are an integral part of these financial statements.

Donal Geaney, *Chairman*　　　Thomas Lynch, *Vice Chairman*

68

Consolidated Balance Sheet

	Notes	At 31 December 2001 $m	At 31 December 2000 $m
Fixed Assets			
Intangible assets	10	4,526.2	4,746.2
Tangible assets	11	401.1	353.5
Financial assets	12	1,957.1	1,432.3
		6,884.4	6,532.0
Current Assets			
Stocks	13	183.6	155.2
Debtors	14	407.2	331.9
Financial assets	12	144.9	93.8
Cash and liquid resources	28(c)	1,819.5	983.9
		2,555.2	1,564.8
Creditors, convertible debt and guaranteed notes (amounts falling due within one year)	15,16	(1,331.7)	(624.1)
Net current assets		1,223.5	940.7
Total assets less current liabilities		8,107.9	7,472.7
Convertible debt and guaranteed notes (amounts falling due after one year)	15	(2,407.1)	(2,074.6)
Creditors (amounts falling due after one year)	16	(641.1)	(83.0)
Net assets	2	5,059.7	5,315.1
Capital and Reserves			
Called-up share capital	17	19.9	18.7
Share premium account		5,386.3	4,750.9
Shares issuable		18.6	25.9
Capital conversion reserve fund		0.1	0.1
Equity adjustment from foreign currency translation		(39.9)	(36.8)
Profit and loss account	18	(330.5)	556.7
Shareholders' funds—equity		5,054.5	5,315.5
Minority equity interests	19	5.2	(0.4)
Capital employed		5,059.7	5,315.1

The accompanying notes are an integral part of these financial statements.

Donal Geaney, *Chairman* Thomas Lynch, *Vice Chairman*

		Year Ended 31 December		
	Notes	2001 $m	2000 $m	1999 $m
Cash Flow from Operating Activities	28(a)	524.6	272.2	364.5
Returns on Investments and Servicing of Finance				
Interest received		80.3	111.8	76.6
Interest paid		(124.1)	(76.4)	(51.9)
Cash (outflow)/inflow from returns on investments and servicing of finance		(43.8)	35.4	24.7
Taxation		(6.5)	(3.6)	(0.8)
Capital Expenditure and Financial Investment				
Additions to property, plant and equipment		(120.8)	(64.4)	(76.7)
Receipts from disposal of property, plant and equipment		2.0	9.8	11.7
Payments to acquire intangible assets		(286.7)	(79.5)	(122.2)
Receipts from disposal of intangible assets		11.2	—	—
Payments to acquire financial current assets		(148.2)	(54.6)	(110.1)
Sale and maturity of financial current assets		143.3	100.1	38.9
Payments to acquire financial fixed assets		(624.3)	(411.9)	(446.5)
Receipts from disposal of financial fixed assets		76.2	6.7	41.0
Cash outflow from capital expenditure and financial investment		(947.3)	(493.8)	(663.9)
Acquisitions and Disposals				
Cash paid on acquisitions	28(d)	(9.5)	(8.0)	(178.3)
Receipts from part disposal of subsidiary		41.9	—	—
Cash inflow/(outflow) from acquisitions and disposals		32.4	(8.0)	(178.3)
Cash outflow before use of liquid resources and financing		(440.6)	(197.8)	(453.8)
Management of Liquid Resources	28(b)	106.8	399.1	203.4

(continued)

		Year Ended 31 December		
	Notes	2001 $m	2000 $m	1999 $m
Financing				
Proceeds from issue of share capital		304.8	76.9	37.8
Purchase of treasury shares		—	—	(17.4)
Issue of loan notes		1,185.7	444.1	344.0
Repayment of loans		(555.7)	(496.0)	(111.7)
Bank borrowing		342.8	200.0	125.2
Cash inflow from financing		1,277.6	225.0	377.9
Net increase in cash		943.8	426.3	127.5
Reconciliation of Net Cash Flow to Movement in Net Debt				
Increase in cash for the period		943.8	426.3	127.5
Cash inflow from movement in liquid resources		(106.8)	(399.1)	(203.4)
		837.0	27.2	(75.9)
Other borrowing		(347.4)	(200.0)	(125.8)
Repayment of loans		557.6	512.4	112.8
Issue of loan notes		(1,185.7)	(444.1)	(345.0)
Change in net debt resulting from cash flows		(138.5)	(104.5)	(433.9)
Liquid resources acquired with subsidiary undertaking		—	214.2	—
Loans acquired with subsidiary undertaking		(0.3)	(363.7)	(80.2)
Non-cash movement—translation differences		(1.4)	(1.1)	(0.3)
Non-cash movement—notes		255.3	(54.4)	(29.8)
Non-cash movement—other		1.1	(1.3)	—
Decrease/(increase) in net debt	28(c)	116.2	(310.8)	(544.2)

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Shareholders' Funds

	Number of Shares m	Share Capital $m	Share Premium $m	Shares Issuable $m	Capital Conversion $m	Profit and Loss Account $m	Translation Adjustment $m	Total Amount $m
Balance at 31 December 1998	264.1	16.3	2,440.2	19.9	—	(110.4)	(33.9)	2,332.1
Exercise of stock options and warrants	5.0	0.2	38.4	—	—	—	—	38.6
Stock issued as a result of acquisitions	—	—	1.3	(1.3)	—	—	—	—
Issue costs	—	—	(0.3)	—	—	—	—	(0.3)
Equity adjustment from foreign currency translation	—	—	—	—	—	—	(1.3)	(1.3)
Repurchase of shares	—	—	—	—	—	(17.4)	—	(17.4)
Capital conversion reserve fund	—	(0.2)	0.1	—	0.1	—	—	—
Retained profit	—	—	—	—	—	335.9	—	335.9
Balance at 31 December 1999	269.1	16.3	2,479.7	18.6	0.1	208.1	(35.2)	2,687.6
Exercise of stock options and warrants	7.2	0.4	97.7	—	—	—	—	98.1
Exchange of 4.75% Exchangeable Notes	—	—	0.3	—	—	—	—	0.3
Stock issued as a result of acquisitions	46.2	2.0	2,194.2	7.3	—	—	—	2,203.5
Issue costs	—	—	(21.0)	—	—	—	—	(21.0)
Equity adjustment from foreign currency translation	—	—	—	—	—	—	(1.6)	(1.6)
Goodwill on disposal	—	—	—	—	—	6.5	—	6.5
Retained profit	—	—	—	—	—	342.1	—	342.1
Balance at 31 December 2000	322.5	18.7	4,750.9	25.9	0.1	556.7	(36.8)	5,315.5
Exercise of stock options and warrants	18.0	0.8	308.2	—	—	—	—	309.0
Exchange of 4.75% Exchangeable Notes	9.1	0.4	324.2	—	—	—	—	324.6
Stock issued as a result of acquisitions	0.2	—	7.3	(7.3)	—	—	—	—
Issue costs	—	—	(4.3)	—	—	—	—	(4.3)
Equity adjustment from foreign currency translation	—	—	—	—	—	—	(3.1)	(3.1)
Retained (loss)	—	—	—	—	—	(887.2)	—	(887.2)
Balance at 31 December 2001	**349.8**	**19.9**	**5,386.3**	**18.6**	**0.1**	**(330.5)**	**(39.9)**	**5,054.5**

Consolidated Statement of Total Recognised Gains and Losses

	Year Ended 31 December		
	2001 $m	2000 $m	1999 $m
Retained (loss)/profit	**(887.2)**	342.1	335.9
Equity adjustment from foreign currency translation	**(3.1)**	(1.6)	(1.3)
Total recognised (losses)/gains	**(890.3)**	340.5	334.6

The accompanying notes are an integral part of these financial statements.

Company Balance Sheet

	Notes	At 31 December 2001 $m	At 31 December 2000 $m
Fixed Assets			
Intangible assets	29	173.1	273.7
Tangible assets	29	19.5	21.6
Financial assets	29	7,687.3	7,766.5
		7,879.9	8,061.8
Current Assets			
Debtors	29	45.2	127.5
Cash and liquid resources		122.6	—
		167.8	127.5
Creditors (amounts falling due within one year)	29	(859.6)	(759.4)
Net current liabilities		(691.8)	(631.9)
Total assets less current liabilities		7,188.1	7,429.9
Creditors (amounts falling due after one year)	29	(11.1)	(10.9)
Net assets		7,177.0	7,419.0
Capital and Reserves			
Called-up share capital	17	19.9	18.7
Share premium account		5,386.3	4,750.9
Shares issuable		18.6	25.9
Capital conversion reserve fund		0.1	0.1
Profit and loss account	18	1,752.1	2,623.4
Shareholders' funds—equity		7,177.0	7,419.0

The accompanying notes are an integral part of these financial statements.

Donal Geaney, *Chairman* Thomas Lynch, *Vice Chairman*

1 Significant Accounting Policies

The financial statements are prepared in US dollars under the historical cost convention and in accordance with Irish generally accepted accounting principles ("Irish GAAP") and comply with the financial reporting standards of the Accounting Standards Board, as promulgated by the Institute of Chartered Accountants in Ireland. Where there are significant differences to US generally accepted accounting principles ("US GAAP"), these have been described in the differences between Irish and US accounting principles section on pages 119 to 137.

a Basis of consolidation and presentation of financial information

The consolidated financial statements include the accounts of Elan Corporation, plc and all of its subsidiary undertakings and its share of profits or losses of associated undertakings (the "Company", "Elan" or the "Group"). Associated undertakings are accounted for under the equity method of accounting. All significant intercompany profits, transactions and account balances have been eliminated.

b. Revenue

Revenue recognised represents goods and services invoiced during the period excluding value added tax and other sales taxes, less trade discounts and rebates.

Elan's revenues are derived from (i) product revenue and (ii) contract revenue arising from contracts, including research revenues and licence fees, related to research and development activities on behalf of clients and/or technology licencing and business ventures. Product revenue includes sales of products, royalties, sales of inventory and related product rights and revenue arising from product co-promotion, marketing and similar activities. Product revenue in 2001 of $1,407.0 million consisted of $1,017.9 million in sales of products and royalties, $231.4 million in sales of inventory and related product rights and $157.7 million in revenue arising from product co-promotion, marketing and similar activities.

Product revenue is recognised when title passes, net of applicable discounts and allowances. Contract revenue is recognised when earned and non-refundable, and when the Company has no future obligation with respect to the revenue, in accordance with the terms prescribed in the applicable contract. Refundable contract revenue is treated as deferred revenue until such time as it is no longer refundable.

c Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation of tangible fixed assets is computed using the straight-line method based on estimated useful lives at the following annual rates:

	%
Buildings	2.5–6.6
Leasehold improvements	Lease term or 2.5% if higher
Plant and equipment	5–40

The average depreciation rate for buildings is 4% and for plant and equipment is 14%. All fixed assets are reviewed for impairment when there are indications that the carrying value may not be recoverable and any impairment is charged to the profit and loss account.

d Intangible fixed assets

Patents, licences, acquired IP and goodwill are stated at the lower of cost or valuation. Patents and licences are amortised over their expected useful lives, which range between 2 years and 20 years, in line with the benefits accruing. The average amortisation period for patents and licences is approximately 17 years. Goodwill arising on acquisitions since 1998 is capitalised and amortised to the profit and loss account over the period during which the benefits are expected to accrue, but in no case greater than 20 years. The average amortisation period for goodwill is 20 years. Prior to 1 January 1998, goodwill was written-off directly to consolidated reserves in the year of acquisition. Acquired IP arising on acquisitions is capitalised and amortised to the profit and loss account over its useful economic life. The useful economic life commences upon generation of product revenue relating to the acquired IP.

74

Where events or circumstances are present which indicate that the carrying amount of an intangible asset may not be recoverable, the Company estimates the net realisable value or the present value of future cash flows expected to result from use of the asset and its eventual disposition. Where the net realisable value or the present value of future cash flows is less than the carrying amount of the asset, the Company recognises an impairment loss which is charged to the profit and loss account. Otherwise, no loss is recognised.

e Stocks

Stocks are valued at the lower of cost or market value. Cost in the case of raw materials and supplies is calculated on a first-in, first-out basis and comprises the purchase price, including import duties, transport and handling costs and any other directly attributable costs, less trade discounts. Cost in the case of work-in-process and finished goods comprises direct labour, material costs and attributable overheads.

f Research and development

Research and development expenditure is charged to the profit and loss account in the period in which it is incurred.

g Taxation

Corporation tax is provided on the results for the year. Deferred taxation is provided under the liability method on timing differences between tax and accounting treatments where these are likely to crystallise in the foreseeable future. Deferred taxation is not provided on undistributed profits which have been retained overseas unless there is reasonable evidence that such deferred taxation will be payable in the foreseeable future.

h Foreign currencies and translation of subsidiary and associated undertakings

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction or at a contracted rate. The resulting monetary assets and liabilities are translated into US dollars at exchange rates prevailing at the balance sheet date or at contracted rates. Profits and losses are dealt with in the profit and loss account and, where material, they are separately disclosed.

The assets and liabilities of subsidiary undertakings are translated using year-end rates and income is translated at average rates. The cumulative effect of exchange differences arising on consolidation of the net investment in overseas subsidiaries and associates are taken directly to reserves via the Consolidated Statement of Total Recognised Gains and Losses.

i Derivative financial instruments

The Company enters into transactions in the normal course of business using a variety of financial instruments in order to hedge against exposures to fluctuating exchange and interest rates.

Derivative financial instruments are utilised to mitigate interest rate and currency exposures. Forward currency contracts and options and interest rate derivatives are marked to market at each balance sheet date and the resulting gains and losses are recognised in the profit and loss account. The carrying value of derivative financial instruments is generally reported within current assets or other current liabilities.

j Financial asset investments

Financial asset investments, other than associated undertakings, are stated at cost less provision for impairment in value. Financial current asset investments held for trading purposes are stated at market value with interest and similar income taken to the profit and loss account on a receivable basis. Other financial current asset investments are accounted for on an amortised cost basis.

k Financing costs

Debt finance costs are allocated to financial reporting periods over the term of the related debt at a constant rate on the carrying amount. The carrying amount of debt includes related financing costs.

l Pensions

The regular cost of providing benefits under defined benefit plans is charged to the profit and loss account over the service lives of the members of the schemes. The regular costs are determined by independent, external, qualified actuaries. Variations from regular costs, where they arise, are allocated to operating profit/(loss) over the expected remaining service lives of the members.

The costs of providing defined contribution benefit plans are expensed as incurred.

m Leasing

Tangible fixed assets, acquired under a lease which transfers substantially all of the risks and rewards of ownership to Elan, are capitalised as a fixed asset. Amounts payable under such leases (finance leases), net of finance charges, are shown as short or medium term borrowings as appropriate. Finance charges on finance leases are charged to the profit and loss account over the term of the lease to give a constant rate of charge in proportion to the capital balances outstanding. Rentals on operating leases are charged to the profit and loss account as incurred.

n Stock compensation

Stock option compensation expense is the difference between the market value of shares at the date of the option grant and the amount of the consideration, if any, that participants may be required to pay for the shares.

o Finance charges and product acquisition accruals

Deferred and contingent payments on product acquisitions are recognised in creditors on a time-discounted basis. Elan accrues such amounts where payment is probable. Such amounts include contingent payments based on future product revenues and future option payments that Elan may make to acquire such products. A related finance charge is included annually in the profit and loss account

p Description of business

Elan is a worldwide biopharmaceutical company headquartered in Dublin, Ireland. Elan is engaged in the marketing of products in the therapeutic areas of neurology, pain management, infectious diseases, dermatology and oncology, the discovery and development of products in the therapeutic areas of neurology, pain management and autoimmune diseases and in the development, licencing and marketing of drug delivery products, technologies and services. Elan's principal research and development, manufacturing and marketing facilities are located in Ireland and the United States. Elan's shares trade on the Irish, London and New York Stock Exchanges.

q Risks and uncertainties

The Company is subject to certain risks and uncertainties arising from a number of factors including competition, government regulation, litigation, no assurance of continued successful licencing and marketing, uncertainty of third party reimbursement, pricing pressure, unpredictability of patent protection, the value of its investments and other assets, unpredictability of product approvals, tax reform and environmental liabilities.

r Use of estimates

The preparation of the consolidated financial statements in conformity with Irish GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

s New accounting policies and requirements

The Company has implemented the disclosure requirements of Financial Reporting Standard 17, "Retirement Benefits" ("FRS 17"), which specifies the accounting treatment for retirement benefits such as pensions and medical care during retirement, and the disclosures thereof. This standard requires a phased introduction with disclosure requirements only for 2001 and full implementation of the standard by 2003. The adoption of the disclosure requirements of FRS 17 did not have a material impact on the Company's Consolidated Financial Statements.

The Company has implemented Financial Reporting Standard 18, "Accounting Policies" ("FRS 18"), which deals primarily with the selection, application and disclosure of accounting policies. The adoption of FRS 18 did not have a material impact on the Company's Consolidated Financial Statements.

The Company will be required to implement in 2002, Financial Reporting Standard 19, "Deferred Tax" ("FRS 19"). The Company is currently assessing the impact of implementing FRS 19, but it is not expected to have a material effect on the Company's Consolidated Financial Statements.

2 Segment Information

The analysis of revenue reflects Elan's most significant regional markets.

Elan conducted its operations through two primary business units: Biopharmaceuticals and Drug Delivery. Biopharmaceuticals is primarily engaged in the discovery, development and marketing of products in the therapeutic areas of neurology, pain management, oncology, infectious diseases and dermatology. Biopharmaceuticals incorporates the acquisitions of Dura and Liposome in 2000. Drug Delivery is engaged in the development, licencing and marketing of drug delivery products, technologies and services to pharmaceutical industry clients on a worldwide basis.

a The analysis of revenue by geographical region was as follows:

	2001 $m	2000 $m	1999 $m
Geographical origin:			
Ireland	673.0	567.0	409.2
Rest of Europe	89.7	60.1	36.4
United States	928.4	599.3	546.8
Other	49.6	75.6	15.4
External revenue	1,740.7	1,302.0	1,007.8
Distribution of export revenues from Ireland:			
United States	256.6	122.5	274.2
Other	411.8	435.9	112.0
External revenue	668.4	558.4	386.2

b The distribution of operating (loss)/profit by geographical area was as follows:

	2001 $m	2000 $m	1999 $m
Ireland	(636.2)	208.6	204.0
Rest of Europe	(29.7)	(13.9)	(0.5)
United States	(187.9)	63.6	101.2
Other	31.4	43.1	9.3
	(822.4)	301.4	314.0
Corporate costs	(7.3)	(5.1)	(4.5)
Total operating (loss)/profit	(829.7)	296.3	309.5

c The distribution of consolidated net assets by geographical area was as follows:

	At 31 December 2001 $m	At 31 December 2000 $m
Ireland	3,718.3	4,476.5
Rest of Europe	179.7	132.3
United States	194.3	331.0
Bermuda	960.3	365.6
Other	7.1	9.7
Net assets	5,059.7	5,315.1

d Major customers:

Cardinal Health, Inc. and Pharma Marketing accounted for approximately 14% and 11%, respectively, of Elan's total revenue for 2001. Axogen accounted for approximately 10% of Elan's total revenue in 1999. No other customer accounted for more than 10% of revenue in 2001, 2000 or 1999.

e Analysis by class of business:

	Drug Delivery			Biopharmaceuticals			Total		
	2001 $m	2000 $m	1999 $m	2001 $m	2000 $m	1999 $m	2001 $m	2000 $m	1999 $m
Total sales	436.1	510.4	541.7	1,418.7	811.0	565.9	1,854.8	1,321.4	1,107.6
Intersegment sales	(108.1)	(19.3)	(99.8)	(6.0)	(0.1)	—	(114.1)	(19.4)	(99.8)
Sales to third parties	328.0	491.1	441.9	1,412.7	810.9	565.9	1,740.7	1,302.0	1,007.8
Operating (loss)/profit	(253.9)	213.3	247.7	(556.8)	65.3	97.9	(810.7)	278.6	345.6
Intersegment (profit)/loss	(8.0)	(0.7)	(57.4)	(3.7)	23.5	25.8	(11.7)	22.8	(31.6)
External operating (loss)/profit	(261.9)	212.6	190.3	(560.5)	88.8	123.7	(822.4)	301.4	314.0
External operating profit before exceptional items	67.7	225.1	190.3	66.4	155.6	123.7	134.1	380.7	314.0
Depreciation and amortisation	69.9	57.9	50.2	197.2	79.4	31.2	267.1	137.3	81.4
Net assets	953.5	1,174.1	1,064.0	3,283.1	3,941.3	1,672.2	4,236.6	5,115.4	2,736.2
Capital expenditure (including acquisitions)	142.5	144.8	111.7	1,186.1	2,602.2	338.1	1,328.6	2,747.0	449.8

(i) Reconciliation of operating profit

	2001 $m	2000 $m	1999 $m
Segmental operating (loss)/profit	(822.4)	301.4	314.0
Corporate costs	(7.3)	(5.1)	(4.5)
	(829.7)	296.3	309.5

(ii) Reconciliation of operating profit before exceptional items

	2001 $m	2000 $m	1999 $m
Segmental operating profit before exceptional items	134.1	380.7	314.0
Corporate costs	(6.0)	(5.1)	(4.5)
	128.1	375.6	309.5

(iii) Reconciliation of net assets

	2001 $m	2000 $m	1999 $m
Segmental net assets	4,236.6	5,115.4	2,736.2
Corporate net assets	1,099.8	998.3	410.1
Interest bearing assets	2,846.7	1,591.0	1,343.3
Interest bearing liabilities	(3,123.4)	(2,389.6)	(1,802.0)
	5,059.7	5,315.1	2,687.6

(iv) Reconciliation of depreciation and amortisation

	2001 $m	2000 $m	1999 $m
Segmental depreciation and amortisation	267.1	137.3	81.4
Corporate depreciation and amortisation	3.3	3.3	2.6
	270.4	140.6	84.0

(v) Reconciliation of capital expenditure

	2001 $m	2000 $m	1999 $m
Segmental capital expenditure	1,328.6	2,747.0	449.8
Corporate capital expenditure	1.8	3.4	23.1
	1,330.4	2,750.4	472.9

3 Exceptional Items

The costs incurred in 2001 and 2000 are included in the profit and loss account under the following statutory headings:

	2001 $m	2000 $m	1999 $m
Revenue	(227.8)	—	—
Cost of sales	22.8	42.0	—
Selling, general and administrative expenses	1,084.2	5.3	—
Research and development expenses	78.6	32.0	—
Net interest and other expense	6.8	0.4	—
Loss on fixed assets	—	33.9	—
	964.6	113.6	—

Exceptional product revenue in 2001 primarily relates to product rationalisation revenue of $231.4 million. The exceptional cost of sales related to product rationalisation revenue was $15.6 million.

$1,009.8 million of the exceptional charges relate to impairment charges arising on write-downs of intangible assets. Impairment charges to acquired IP arising from the acquisitions of Neurex and Sano were $500.0 million and $285.2 million, respectively. Impairment charges to patents and licences arising on write-downs of the product intangibles for *Naprelan, Ceclor* CD and *Myambutol* were $81.0 million, $94.2 million and $44.4 million, respectively. Other impairments to patents and licences amounted to $5.0 million. The remaining $170.6 million of the exceptional charges primarily relate to severance, integration and similar charges and other asset write-downs.

Elan acquired Neurex in August 1998 for approximately $810.0 million. At the time of the acquisition, Neurex was developing *Prialt* (ziconotide). The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote down acquired IP arising from the acquisition of Neurex by $500.0 million. This write-down was due to delays in the product launch schedule and reduced revenue projections for *Prialt*. Elan received an approvable letter from the FDA for *Prialt* in June 2000. Following discussions with the FDA, Elan received a second approvable letter for *Prialt* in July 2001. Following further discussions with the FDA, Elan announced in February 2002 that it would conduct additional Phase III clinical trials for *Prialt*. These studies have commenced. Revenue projections for *Prialt* were reduced in 2001, following the FDA discussions and clinical results, due to a reduction in the projected size of the target patient population for *Prialt*. The estimated peak sales of *Prialt* are projected to be in excess of $150 million.

Elan acquired Sano in February 1998 for approximately $434.6 million. At the time of the acquisition, Sano was developing transdermal drug delivery products. The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote-down acquired IP arising from the acquisition of Sano by $285.2 million. The write-down was due to reduced revenue projections from products under development and by Elan's decision to focus its research and development efforts in other areas. This has adversely impacted the carrying value of the acquired IP arising on the Sano acquisition. The residual value for acquired IP is mainly supported by the development of Nic/Mec. Phase III clinical trial supplies for Nic/Mec are currently being manufactured and the Phase III clinical work is expected to commence later in 2002.

Ceclor CD and *Myambutol* have been written down due to the impact of generic competition on these products during 2001. Generic versions of each of these products were approved and launched in 2001 which has reduced projected revenues and profitability from these products. Revenue from *Ceclor* CD declined by $26.0 million in 2001, from $39.4 million in 2000 to $13.4 million in 2001. *Naprelan* has been written down due to lower than forecast revenues in 2001 and reduced projected revenue and profitability from this product. The level of promotional support for a product can have a significant impact on the level of revenue generated from that product. Elan does not expect to provide any significant promotional support for *Naprelan* in future and this has been reflected in the projections for this product. Revenue from *Naprelan* declined by $33.6 million in 2001 from $41.8 million in 2000 to $8.2 million in 2001.

The product and acquired IP intangible write-downs described above are included in exceptional selling, general and administrative costs.

Other exceptional selling, general and administrative costs were $74.4 million. These mainly relate to severance, integration, relocation and similar costs and asset write-downs arising from the integration of Elan's US Biopharmaceuticals business.

Exceptional research and development costs were $78.6 million. These mainly relate to severance, integration and similar costs and asset write-downs arising from the closure or scaling back of various drug delivery programmes and sites. Elan's pulmonary drug delivery assets are being reorganised. Also included were costs of certain research programmes that Elan does not intend to complete. These were the costs incurred pending closure or sale.

Exceptional net interest costs were $6.8 million. These mainly relate to costs associated with the redemption in March 2001 of the 4.75% Exchangeable Notes of Athena, a wholly owned subsidiary of Elan.

These costs have been included under the statutory format headings to which they relate analysed as follows:

	Revenue $m	Cost of Sales $m	Selling, General and Administrative $m	Research and Development $m	Net Interest $m	Total $m
Product rationalisations	(231.4)	15.6	—	—	—	(215.8)
Rationalisation of research and development activities	(2.0)	—	—	60.5	—	58.5
Pharmaceutical division reorganisation costs	—	0.4	55.7	—	—	56.1
Acquired IP and product impairment	—	—	1,009.8	—	—	1,009.8
Asset write-down and other charges	5.6	6.8	18.7	18.1	6.8	56.0
Total	(227.8)	22.8	1,084.2	78.6	6.8	964.6

In 2000, Elan incurred exceptional charges of $113.6 million. In November 2000, the FDA requested that the pharmaceutical industry voluntarily cease the distribution and marketing of products containing PPA. The Company ceased shipment of the products and withdrew them from customers' warehouses and retail shelves. In connection with the termination of this activity, Elan incurred an exceptional charge of $35.6 million, primarily for product returns and the write-off of inventory and product intangible assets. Elan incurred charges of $0.6 million arising from the acquisition of Dura. Elan incurred charges of $10.4 million arising from the termination of certain research and development projects and charges of $21.4 million relating to the write-down of certain intangible assets arising from a change in focus of Elan's business. Elan incurred charges of $22.2 million arising from a rationalisation of its Biopharmaceuticals business unit, primarily relating to severance costs and the transfer of most pharmaceutical distribution activities and certain inventory to one location in the United States, resulting in exceptional inventory write-offs. The remaining exceptional charges primarily relate to asset write-downs.

These costs have been included under the statutory format headings to which they relate analysed as follows:

	Cost of Sales $m	Selling, General and Administrative $m	Research and Development $m	Net Interest $m	Loss on Fixed Assets $m	Total $m
PPA withdrawal	16.7	—	—	—	18.9	35.6
Dura acquisition	—	—	0.2	0.4	—	0.6
Rationalisation of research and development activities	—	—	10.4	—	—	10.4
Pharmaceutical division reorganisation costs	22.2	—	—	—	—	22.2
Asset write-down and other charges	3.1	5.3	21.4	—	15.0	44.8
Total	42.0	5.3	32.0	0.4	33.9	113.6

4 Research and Development Arrangements

a Axogen

From November 1996, Elan was a party to a development and licence agreement (the "Axogen Development Contract") and a services agreement (the "Axogen Services Agreement") with Axogen to develop therapeutic products for the treatment of neurological disorders. In November 1996, a public offering of 5,290,000 Axogen units was completed. The proceeds of the offering were used primarily to make payments to Elan under the Axogen Development Contract. The Axogen Development Contract provided for Elan to conduct clinical development and final product development in respect of designated products. The Axogen Service Agreement provided for Elan to provide management and administrative services to Axogen. Revenue received by Elan in 2001 pursuant to these agreements was $Nil (2000: $Nil; 1999: $103.0 million).

On 31 December 1999, Elan purchased all of the outstanding common shares of Axogen.

b Neuralab

From January 1998, Elan was a party to a development and licence agreement (the "Neuralab Development Contract") and a services agreement with Neuralab, to identify therapeutic compounds for use in the treatment of AD. In January 1998, a private placement of 1,250,000 units was completed. The net proceeds received by Neuralab from the sale of the units was $47.0 million, substantially all of which was used to reimburse Elan under the Neuralab Development Contract. The Neuralab Development Contract provided for Elan to conduct clinical development and final product development in respect of designated products. The Neuralab Services Agreement provided for Elan to provide management and administrative services to Neuralab. Revenue received by Elan in 2001 pursuant to these agreements was $Nil, compared to $1.8 million in 2000 and $25.8 million in 1999.

On 31 January 2000, Elan purchased all of the outstanding common shares of Neuralab.

For additional information regarding the acquisitions of Axogen and Neuralab, please refer to Note 22 to the Consolidated Financial Statements.

Research and development costs incurred in respect of Axogen and Neuralab were $115.5 million in 1999.

5 Net Interest and Other (Expense)/Income

	2001 $m	2000 $m	1999 $m
Income from financial assets:			
Interest and other income	159.2	112.5	83.9
Gain on financial assets	80.5	109.3	38.2
Foreign exchange gains	1.8	5.6	—
	241.5	227.4	122.1
Interest payable and similar charges:			
Bank charges and interest on loans repayable within five years	5.7	9.5	6.9
Foreign exchange losses	0.3	1.1	6.0
Original issue discount on 3.25% Zero Coupon Subordinated Exchangeable Notes	30.2	29.2	28.3
Interest on guaranteed and exchangeable notes	125.1	68.2	30.2
Amortisation of financing costs	14.5	6.2	4.0
Financing charges	22.8	—	—
Loss on sale of securities	23.7	0.9	1.6
Write-down of intangible assets	—	3.4	2.4
Write-down of investments	24.1	—	—
Share of funding of business ventures	24.6	10.0	8.5
Other financial charges	20.9	10.3	0.7
	291.9	138.8	88.6
Net interest and other (expense)/income	(50.4)	88.6	33.5

6 Profit/(Loss) on Ordinary Activities Before Taxation

The profit/(loss) on ordinary activities before taxation has been arrived at after charging/(crediting) the following items:

	2001 $m	2000 $m	1999 $m
Auditors' remuneration:			
Audit	1.4	1.2	0.8
Non-audit	1.2	0.9	0.3
	2.6	2.1	1.1
Directors' emoluments:			
Fees	0.7	0.4	0.4
Other emoluments and benefits in kind	5.3	3.0	2.8
Pension contributions	0.2	0.2	0.2
Payments to retired directors	0.2	0.2	0.2
	6.4	3.8	3.6
Amortisation of intangible assets	215.2	99.6	54.4
Depreciation of tangible assets	55.2	41.0	29.6
Profit on disposal of fixed assets	(0.1)	(0.8)	(2.1)
Operating lease rentals:			
Premises	17.6	8.7	8.1
Plant and equipment	9.3	3.9	0.7
Grants amortised	(0.2)	(0.3)	(0.3)

For additional information regarding directors' shareholdings, share options and compensation, please refer to "Directors' Interests", "Directors' Options" and "Directors' Remuneration" in the Directors' Report.

7 Tax on Profit/(Loss) on Ordinary Activities

The components of the current tax expense for the years ended 31 December were as follows:

	2001 $m	2000 $m	1999 $m
Irish corporation tax	1.5	1.3	2.9
Foreign taxes	15.9	7.7	4.4
	17.4	9.0	7.3

In the three years ended 31 December 2001, substantially all of Elan's income in Ireland was exempt from taxation by virtue of relief granted on income derived from patents or due to tax losses incurred. The tax charge of $17.4 million for 2001 reflected tax at standard rates in the jurisdictions in which Elan operates, income derived from Irish patents which is exempt from tax, foreign withholding tax and the availability of tax losses.

Reflecting the exempt nature of Irish income and the availability of tax losses in Ireland and foreign operations, there was no deferred tax expense for the above years.

Irish and overseas taxation have been provided at current rates on the profits earned for the periods covered by the Consolidated Financial Statements. No taxes have been provided for the unremitted earnings of the Group companies overseas as these are, primarily, considered permanently employed in the business of these companies. Cumulative unremitted earnings of overseas subsidiaries and related undertakings totalled approximately $850.0 million at 31 December 2001. Unremitted earnings may be liable to overseas taxes and/or Irish taxation if they were to be distributed as dividends.

A reconciliation of the expected tax expense (computed by applying the statutory Irish tax rate to profit/(losses) before tax) to the actual tax expense is as follows:

	2001 $m	2000 $m	1999 $m
Taxes at the Irish statutory rate of 20% in 2001, 24% in 2000 and 28% in 1999	(174.0)	84.3	96.1
Irish income at reduced rates	(33.7)	(16.8)	(54.8)
Foreign income at reduced rates	(140.9)	(109.3)	(47.3)
Losses creating no tax benefit	365.4	49.3	9.1
Share of investments accounted for under the equity method including elimination of revenue	2.6	—	0.1
Other	(2.0)	1.5	4.1
Actual provision for income taxes	17.4	9.0	7.3

The distribution of (loss)/profit before taxes by geographical area was as follows:

	2001 $m	2000 $m	1999 $m
(Loss)/profit before taxes:			
Ireland	(691.6)	211.2	270.8
Foreign	(178.2)	139.9	72.4
	(869.8)	351.1	343.2

Deferred Taxation

The full potential amounts of deferred taxation and amounts accounted for in the Group balance sheet comprised the following deferred tax assets and liabilities:

	At 31 December 2001 $m	At 31 December 2000 $m
Deferred taxation liabilities:		
Accelerated capital allowances	(16.1)	(8.3)
Financial assets	—	(3.7)
Intangible assets on acquisition	(145.2)	(161.7)
Other	—	(3.9)
Deferred interest	(4.7)	(4.7)
	(166.0)	(182.3)
Deferred taxation assets:		
Accelerated capital allowances	—	1.2
Net operating losses	274.5	268.0
Tax credits	70.3	52.7
Deferred interest	89.1	57.6
Capitalised items	69.2	33.2
Reserves/provisions	60.3	28.3
Other	4.6	13.5
	568.0	454.5
Valuation allowance	402.0	272.2
Deferred tax asset/(liability)	—	—

Under Irish GAAP, the above deferred tax assets and liabilities have not been accounted for in the balance sheet as it is not probable that they will crystallise. Under US GAAP, the Company applies SFAS No. 109, "Accounting for Income Taxes", which requires the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance has been established in respect of those deferred tax assets where it is more likely than not that some portion will not be realised in the future. The valuation allowance recorded against the deferred tax assets as of 31 December 2001 was $402.0 million. The net change in the valuation allowance for 2001 was an increase of $129.8 million. Approximately $135.6 million of the valuation allowance at 31 December 2001, included primarily under net operating losses, is expected to be applied directly to contributed capital under US GAAP when deferred tax assets associated with certain stock option exercises are recognised.

At 31 December 2001 and 31 December 2000, certain US subsidiaries had net operating loss carryovers for US federal income tax purposes of approximately $659.4 million and $630.6 million, respectively, and for state income tax purposes of approximately $167.5 million and $255.5 million, respectively. Both the federal and state net operating losses will expire from 2002 to 2021 to the extent they are not utilised.

In addition, at 31 December 2001 and 31 December 2000, certain US subsidiaries had credit carryovers for federal and state income tax purposes of $74.4 million and $52.0 million, respectively, which will expire from 2002 to 2021 to the extent they are not utilised, except for certain state credits which can be carried to subsequent tax years indefinitely. The Company has had 'changes in ownership' as described in the US Internal Revenue Code Section 382. Consequently, utilisation of federal and state net operating losses and credits are subject to certain annual limitations.

At 31 December 2001, certain non-US subsidiaries of Elan had net operating loss carryovers for income tax purposes of $147.8 million. These combined loss carryovers have arisen in a number of different tax jurisdictions and as such are subject to various local restrictions. The loss carryovers are also subject to varying expiration dates beginning in 2002, with certain losses carrying forward indefinitely.

The years 1997 to 2000 of Dura and its subsidiaries are currently under examination by the US Internal Revenue Service. Substantially all the periods under audit pre-date the Company's ownership of the subsidiaries. Management believes that adequate amounts of tax and related interest and penalties, if any, have been provided for any adjustments that may arise as a result of this examination.

Tax Balances

	At 31 December 2001 $m	At 31 December 2000 $m
Taxation and social security creditors comprise:		
Corporation tax	53.9	37.2
Value added tax	3.9	(0.1)
Payroll taxes	3.5	2.8
	61.3	39.9

8 Earnings Per Share

Basic earnings per share is computed by dividing the net profit or loss for the period available to ordinary shareholders by the sum of the weighted average number of Ordinary Shares in issue and ranking for dividend during the period. Diluted earnings per share is computed by dividing the net profit or loss for the period by the weighted average number of Ordinary Shares in issue, adjusted for the effect of all dilutive potential Ordinary Shares that were outstanding during the period.

The following table sets forth the computation for basic and diluted earnings per share:

	2001 Before Exceptional Items	2001 Exceptional Items	2001 Total	2000 Total	1999 Total
Numerator (amounts in $m)					
Numerator for basic and diluted EPS—retained profit	77.4	(964.6)	(887.2)	342.1	335.9
Denominator (amounts in millions)					
Denominator for basic EPS—weighted average shares	336.0	336.0	336.0	287.1	266.6
Effect of dilutive securities—options and warrants	23.3	—	—	22.5	14.6
Denominator for diluted EPS—weighted average shares	359.3	336.0	336.0	309.6	281.2
Basic EPS	$ 0.23	$ (2.87)	$ (2.64)	$ 1.19	$ 1.26
Diluted EPS	$ 0.22	$ (2.87)	$ (2.64)	$ 1.10	$ 1.19

76

9 Staff Numbers and Costs

The average number of persons employed by the Company during the year was 4,528 and is analysed over the following categories:

	2001	2000	1999
Research and development	**1,125**	872	792
Manufacturing	**1,012**	874	715
Sales	**1,651**	1,118	710
Administration	**740**	484	429
	4,528	3,348	2,646

The aggregate payroll costs of these persons were as follows:

	2001 $m	2000 $m	1999 $m
Wages and salaries	**335.6**	208.3	156.2
Social security costs	**34.4**	18.6	13.1
Pension costs	**12.7**	9.6	4.7
	382.7	236.5	174.0

10 Fixed Assets—Intangible Assets

	Patents & Licences $m	Goodwill $m	Acquired Intellectual Property $m	Total $m
Cost:				
At 1 January 2001	**1,633.7**	**1,993.7**	**1,336.9**	**4,964.3**
Acquisitions/additions	1,204.9	2.0	—	1,206.9
Disposals/adjustments	(153.2)	(77.2)	—	(230.4)
Impairment	(226.2)	—	(785.2)	(1,011.4)
At 31 December 2001	**2,459.2**	**1,918.5**	**551.7**	**4,929.4**
Accumulated amortisation:				
At 1 January 2001	**154.6**	**63.5**	—	**218.1**
Amortised in year	108.2	98.6	8.4	215.2
Disposals/adjustments	(20.2)	(8.3)	—	(28.5)
Impairment	(1.6)	—	—	(1.6)
At 31 December 2001	**241.0**	**153.8**	**8.4**	**403.2**
Net book value: 31 December 2001	**2,218.2**	**1,764.7**	**543.3**	**4,526.2**
Net book value: 31 December 2000	1,479.1	1,930.2	1,336.9	4,746.2

As at 31 December 2001, the carrying value of acquired IP relating to the acquisitions of Neurex, Sano, Axogen and NanoSystems was $286.9 million, $96.7 million, $80.6 million and $79.1 million, respectively.

As at 31 December 2001, the main components of the carrying value of goodwill were $1,038.3 million for Dura and $335.9 million for Liposome.

As at 31 December 2001, the main components of the carrying value of patents and licences were $326.3 million for *Sonata,* $231.1 million for the dermatology product line, $245.2 million for *Abelcet,* $374.2 million for *Maxipime/Azactam* and $181.5 million for the Roxane pain portfolio.

Elan acquires companies engaged in research and development activities as it expects that the intellectual properties created through the acquired companies' research and development processes may result in a future earnings stream. Acquired IP represents that portion of the purchase price that Elan attributes to the value of the research and development activity undertaken by the acquired research and development company prior to acquisition. It is not a payment for research and development but rather for the value created through previous research and development.

In accordance with Irish GAAP, acquired IP is capitalised as an intangible asset and is amortised over its useful economic life. The useful economic life is the period over which Elan expects to derive economic benefits. Acquired IP rights of $383.6 million (relating to Neurex and Sano) were not amortised in 2001, as the useful economic life of those rights had not commenced. Upon commencement of its useful economic life, acquired IP will be amortised on a straight-line basis over the period that economic benefits are expected to accrue, which is not expected to exceed 20 years. In the case of each acquisition, the useful economic life of acquired IP commences upon the generation of product revenue from that acquired IP. Pharmaceutical products cannot be marketed until the successful completion of research and development and the receipt of regulatory approval to market. Under US GAAP, the corresponding amounts were expensed immediately upon acquisition as acquired in-process research and development costs.

In accordance with the requirements of Financial Reporting Standard 11, "Impairment of Fixed Assets and Goodwill" ("FRS 11"), Elan conducts an impairment review on acquired IP rights at least annually, prior to the commencement of amortisation, to assess whether its carrying value is supported.

Elan acquired Neurex in August 1998 for approximately $810.0 million. At the time of the acquisition, Neurex was developing *Prialt* (ziconotide). The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote down acquired IP arising from the acquisition of Neurex by $500.0 million. This write-down was due to delays in the product launch schedule and reduced revenue projections for *Prialt.* Elan received an approvable letter from the FDA for *Prialt* in June 2000. Following discussions with the FDA, Elan received a second approvable letter for *Prialt* in July 2001. Following further discussions with the FDA, Elan announced in February 2002 that it would conduct additional Phase III clinical trials for *Prialt.* These studies have commenced. Revenue projections for *Prialt* were reduced in 2001, following the FDA discussions and clinical results, due to a reduction in the projected size of the target patient population for *Prialt.* The estimated peak sales of *Prialt* are projected to be in excess of $150 million.

Elan acquired Sano in February 1998 for approximately $434.6 million. At the time of the acquisition, Sano was developing transdermal drug delivery products. The purchase price was primarily allocated to acquired IP. In 2001, Elan wrote-down acquired IP arising from the acquisition of Sano by $285.2 million. This write-down was due to reduced revenue projections from products under development and by Elan's decision to focus its research and development efforts in other areas. This has adversely impacted the carrying value of the acquired IP arising on the Sano acquisition. The residual value for acquired IP is mainly supported by the development of Nic/Mec. Phase III clinical trial supplies for Nic/Mec are currently being manufactured and the Phase III clinical work is expected to commence later in 2002.

In accordance with the requirements of FRS 11, Elan reviews on an annual basis intangible assets where there is a change in circumstances or events which indicate that the carrying amount of the intangible asset may not be recoverable. Following this impairment review at 31 December 2001, an impairment charge to patents and licences amounting to $224.6 million was expensed to the profit and loss account. This included $81.0 million for *Naprelan,* $94.2 million for *Ceclor* CD and $44.4 million for *Myambutol.* For additional information regarding exceptional charges, please refer to Note 3 to the Consolidated Financial Statements.

11 Fixed Assets—Tangible Assets

	Land & Buildings $m	Plant & Equipment $m	Total $m
Cost:			
At 1 January 2001	189.2	282.7	471.9
Acquisitions	—	2.7	2.7
Additions	26.9	93.9	120.8
Disposals	(1.1)	(10.5)	(11.6)
Write-offs	(12.3)	(12.7)	(25.0)
Translation adjustment	(0.4)	(0.6)	(1.0)
At 31 December 2001	202.3	355.5	557.8
Accumulated depreciation:			
At 1 January 2001	22.0	96.4	118.4
Charged in year	8.2	47.0	55.2
Disposals	(0.5)	(8.8)	(9.3)
Write-offs	(1.0)	(6.2)	(7.2)
Translation adjustment	(0.1)	(0.3)	(0.4)
At 31 December 2001	28.6	128.1	156.7
Net book value: 31 December 2001	173.7	227.4	401.1
Net book value: 31 December 2000	167.2	186.3	353.5

Included in the carrying value of tangible fixed assets is $151.2 million relating to Elan's Athlone facility.

The net book value of tangible assets held under finance leasing arrangements at 31 December 2001 amounted to $79.7 million (2000: $70.5 million) and related depreciation for the period amounted to $15.8 million (2000: $15.3 million; 1999: $10.8 million).

12 Fixed Assets—Financial Assets

	At 31 December 2001 $m	At 31 December 2000 $m
Other marketable securities	170.3	135.0
Investments in and loans to associates	71.4	11.1
Quoted investments	284.8	260.3
Unquoted investments and loans	900.3	584.7
Securitised investments	675.2	535.0
Total	2,102.0	1,526.1
Less current financial assets	(144.9)	(93.8)
Financial assets	1,957.1	1,432.3

a Movements on non-current financial assets for the year were as follows:

	Other Marketable Securities $m	Investments in and Loans to Associates $m	Quoted Investments $m	Unquoted Investments and Loans $m	Securitised Investments $m	Total $m
At 1 January 2001	41.2	11.1	260.3	584.7	535.0	1,432.3
Additions	25.4	55.8	142.4	518.8	—	742.4
Disposals	—	—	(23.9)	(117.1)	(2.8)	(143.8)
Net transfers	—	25.2	(87.1)	(86.4)	148.3	—
Transfer to current marketable securities	(41.2)	—	—	—	—	(41.2)
Elimination of associate revenues	—	(23.3)	—	—	—	(23.3)
Share of profits of associates	—	10.3	—	—	—	10.3
Transfer to investments in group companies	—	(5.2)	—	(26.3)	(10.9)	(42.4)
Impairment	—	(3.0)	(6.9)	(10.6)	(17.1)	(37.6)
Interest income	—	0.5	—	37.2	22.7	60.4
At 31 December 2001	25.4	71.4	284.8	900.3	675.2	1,957.1

Quoted investments at 31 December 2001 carried at a cost of $284.8 million (2000: $260.3 million) had a market value at that date of $305.3 million (2000: $278.3 million).

b Associates

Net revenues from associates amounted to $16.9 million from Amarin (see Note 25 "Related Parties") and $2.6 million (2000: $7.1 million) from other associates during 2001. These other associates are subsidiaries of unrelated companies. The revenues from associates that are subsidiaries of unrelated companies arose under licence agreements whereby Elan has licenced rights to drug delivery technologies, products and development-stage pharmaceutical compounds to these associates in return for licence fees, future milestone payments and royalties on sales. In certain cases, Elan may provide contract research and development services billable on a cost-plus basis in line with normal commercial terms and Elan may provide additional funding to associates. At 31 December 2001, balances owed to the Company from associates amounted to $2.9 million (2000: $1.6 million) and balances owed by the Company amounted to $2.7 million (2000: $Nil). Loans owed by associates as per the above table includes a $45.0 million loan note and a $6.5 million convertible loan note due from Amarin.

c Significant additions

Total additions to quoted and unquoted investments made in 2001 were $661.2 million. The most significant component of this amount were additional investments in pharmaceutical and biotechnology companies including $114.0 million in Xcel.

d Securitised investments

The securitised investments at 31 December 2001, carried at a cost of $675.2 million, had a fair value at that date of $869.7 million. These investments are held as security against guaranteed notes in an aggregate principal amount of $1.0 billion, issued in securitisation transactions. For additional information regarding these guaranteed notes, please refer to Note 15 to the Consolidated Financial Statements.

13 Stocks

	At 31 December 2001 $m	At 31 December 2000 $m
Raw materials	29.9	46.2
Work-in-process	48.1	20.2
Finished goods	105.6	88.8
	183.6	155.2

The replacement cost of stock does not differ materially from its carrying value.

14 Debtors

	At 31 December 2001 $m	At 31 December 2000 $m
Trade debtors	353.1	271.3
Less amounts provided for doubtful debts	(15.0)	(9.1)
	338.1	262.2
Other debtors	35.1	43.4
Prepayments	34.0	26.3
	407.2	331.9

Included in debtors is an amount of $26.2 million (2000: $31.9 million) due after one year.

Provision for doubtful debts:	2001 $m	2000 $m
Balance at 1 January	9.1	6.2
Profit and loss account charge	10.3	5.7
Amounts utilised and other movements	(4.4)	(2.8)
Balance at 31 December	15.0	9.1

15 Convertible Debt and Guaranteed Notes

	Repayment Dates	At 31 December 2001 $m	At 31 December 2000 $m
Due within one year			
3.5% Convertible Subordinated Notes	2002	62.4	—
Series A Guaranteed Notes	2002	160.0	—
Interest accrued		27.6	3.9
Debt due within one year		250.0	3.9
Due after one year			
Series B and C Guaranteed Notes	2005	385.5	—
9.56% Guaranteed Notes	2004	447.1	445.1
8.43% Guaranteed Notes	2002	—	347.0
3.25% Zero Coupon Subordinated Exchangeable Notes	2003/2018	842.9	841.7
4.75% Exchangeable Notes	2001/2004	—	319.9
3.5% Convertible Subordinated Notes	2002	—	62.0
7.25% Senior Notes	2008	642.7	—
		2,318.2	2,015.7
Interest accrued		88.9	58.9
Debt due after more than one year		2,407.1	2,074.6

Series A, B and C Guaranteed Notes

In March 2001, the Company transferred a portfolio of equity and debt securities to a special purpose entity, EPIL III, a wholly owned subsidiary of the Company. EPIL III issued $200.0 million in aggregate principal amount of Series C senior guaranteed notes due March 2005 (the "Series C Guaranteed Notes"), in a private placement to a group of financial institutions. In addition, EPIL III issued $160.0 million in aggregate principal amount of Series A senior guaranteed notes due June 2002 (the "Series A Guaranteed Notes") and $190.0 million in aggregate principal amount of Series B senior guaranteed notes due March 2005 (the "Series B Guaranteed Notes") in exchange for all outstanding 8.43% senior guaranteed notes due June 2002 (the "8.43% Guaranteed Notes"), issued in June 1999 by EPIL, a wholly owned subsidiary of the Company. EPIL III paid cash of approximately $106.0 million to the Company and also exchanged the EPIL III Series A and Series B Guaranteed Notes for all outstanding EPIL senior guaranteed notes as consideration for the portfolio of investments transferred to it. Other than this payment and a payment of $0.6 million (2000: $Nil) for administration services, there were no other cash flows between EPIL III and the Company in 2001. The investments and cash in EPIL III are held as security against the EPIL III senior guaranteed notes. These assets are not available for distribution outside EPIL III. The EPIL III senior guaranteed notes are guaranteed on a subordinated basis by Elan and, consequently, in accordance with the provisions of Financial Reporting Standard 5, "Reporting the Substance of Transactions" ("FRS 5"), the EPIL III senior guaranteed notes, investments and cash are included separately on the Company's balance sheet. EPIL III disposed of investments in June 2002 in connection with the maturity of the Series A Guaranteed Notes. For additional information on the disposal of investments by EPIL III, please refer to Note 27 to the Consolidated Financial Statements.

Series A and Series C Guaranteed Notes bear interest at the rate of 8.43% per annum and 7.62% per annum, respectively. The Series B Guaranteed Notes bear interest at the rate of 8.43% per annum through June 2002 and 7.72% per annum thereafter. Issue costs associated with the financing amounted to $6.1 million.

Interest charged in 2001 amounted to $35.4 million. The liability outstanding as at 31 December 2001, net of financing costs, was $545.5 million with interest accrued of $9.4 million.

9.56% Guaranteed Notes

In June 2000, the Company transferred a portfolio of equity and debt securities to a special purpose entity, EPIL II, a wholly owned subsidiary of the Company. On 28 June 2000, EPIL II issued $450.0 million in aggregate principal amount of 9.56% senior guaranteed notes due June 2004 (the "9.56% Guaranteed Notes"), in a private placement to a group of financial institutions. EPIL II paid cash of $340.0 million to the Company for the portfolio of investments transferred to it. Other than this payment and a payment of $0.8 million (2000: $0.4 million) for administration services, there were no other cash flows between EPIL II and the Company in 2001 or 2000. The investments and cash in EPIL II are held as security against the 9.56% Guaranteed Notes. These assets are not available for distribution outside EPIL II. The 9.56% Guaranteed Notes are guaranteed on a subordinated basis by Elan and, consequently, in accordance with the provisions of FRS 5, the 9.56% Guaranteed Notes and the investments are both included separately on the Company's balance sheet. The 9.56% Guaranteed Notes bear interest at the rate of 9.56% per annum, payable in cash. Issue costs associated with the financing amounted to $5.9 million.

Interest charged in 2001 amounted to $43.0 million (2000: $21.9 million). The liability outstanding at 31 December 2001, net of financing costs, was $447.1 million (2000: $445.1 million) with interest accrued of $0.4 million (2000: $0.4 million).

8.43% Guaranteed Notes

In June 1999, the Company transferred a portfolio of equity and debt securities to a special purpose entity, EPIL, a wholly owned subsidiary of the Company. On 29 June 1999, EPIL issued $350.0 million in aggregate principal amount of 8.43% senior guaranteed notes due June 2002 (the "8.43% Guaranteed Notes"), in a private placement to a group of financial institutions. EPIL paid cash of $285.0 million to the Company for the portfolio of investments transferred to it. Other than this payment and a payment of $0.2 million (2000: $0.7 million) for administration services, there were no other cash flows between EPIL and the Company in 2001 or 2000. The investments and cash in EPIL were held as security against the 8.43% Guaranteed Notes. The 8.43% Guaranteed Notes were guaranteed on a subordinated basis by Elan. These assets were not available for distribution outside EPIL. The 8.43% Guaranteed Notes bore interest at the rate of 8.43% per annum.

Interest charged in 2001 amounted to $6.1 million (2000: $29.7 million, 1999: $14.8 million).

In March 2001, the EPIL senior guaranteed notes were cancelled in connection with the establishment of EPIL III and as a result of the exchange by EPIL III of its Series A and Series B Guaranteed Notes for all outstanding EPIL senior guaranteed notes. The restrictions on EPIL's ability to distribute its assets have been terminated.

3.25% Zero Coupon Subordinated Exchangeable Notes

In December 1998, Elan Finance Corporation Limited, a wholly owned subsidiary of Elan, issued in a private placement, at a substantial discount, Liquid Yield Option Notes due 2018 ("LYONs") in the principal amount of $1,643.5 million at maturity. The issue price of the LYONs was $524.78 per $1,000 principal amount at maturity and the gross proceeds to the Company amounted to $862.5 million. The expenses associated with the transaction amounted to $23.1 million. The LYONs are exchangeable at any time at the option of the holder into 13.75 Elan ADSs per each $1,000 principal amount at maturity, representing an initial exchange price of $38.17. The securities are redeemable for cash at any time, at the option of the Company, on or after 14 December 2003. The LYONs may be put to the Company on various dates, the earliest of which is December 2003. If put, Elan can repay the LYONs either for cash or ADSs, or a combination thereof, at the then market price, at Elan's option. The original issue discount charged to income in the year to 31 December 2001 amounted to $30.2 million (2000: $29.2 million, 1999: $28.3 million). At 31 December 2001, the liability represented a price of $578.90 per $1,000 principal amount at maturity.

The liability outstanding as at 31 December 2001, net of financing costs, was $842.9 million (2000: $841.7 million) with interest accrued of $89.0 million (2000: $58.8 million).

4.75% Exchangeable Notes

In November 1997, Athena issued 4.75% Exchangeable Notes due 2004 in the principal amount of $325.0 million. Expenses associated with this transaction amounted to $8.6 million. On 8 March 2001, Athena redeemed, principally for Ordinary Shares, all of its outstanding notes at a redemption price equal to 102.7% of their principal amount, together with accrued interest to the redemption date.

3.5% Convertible Subordinated Notes

As part of the acquisition of Dura, Elan assumed $287.5 million principal amount of 3.5% Convertible Subordinated Notes (the "Dura Notes") due 15 July 2002. The Dura Notes contained a change in control provision that became effective upon Elan's acquisition of Dura. Under this provision, holders of the Dura Notes had the right, for a period of 40 days after the consummation of the acquisition, to require Elan to repurchase their notes for their face value plus accrued interest through the date of purchase. In December 2000, Elan redeemed $224.9 million principal amount of the Dura Notes under this provision. The remaining Dura Notes are convertible, at the option of the holder, into Elan ADSs at any time prior to maturity or redemption at a conversion price of $75.41 per ADS.

Interest charged in the year ending 31 December 2001 amounted to $2.2 million (2000: $1.2 million, 1999: $Nil). The liability outstanding as at 31 December 2001, net of financing costs, was $62.4 million (2000: $62.0 million) with interest accrued of $1.0 million (2000: $Nil).

7.25% Senior Notes

In February 2001, Athena Finance, an indirect wholly owned subsidiary of Elan, raised $650.0 million of 7.25% Senior Notes due 2008 at a discount of $2.5 million. The Senior Notes are senior, unsecured obligations of Athena Finance and are fully and unconditionally guaranteed on a senior unsecured basis by Elan. Issue costs associated with the financing amounted to $8.3 million.

Interest is paid in cash semiannually. Interest charged in the year ending 31 December 2001 amounted to $40.3 million. The liability outstanding as at 31 December 2001, net of financing costs, was $642.7 million with interest accrued of $16.7 million.

$325.0 Million Senior Unsecured Revolving Credit Facility

$325.0 million in aggregate principal amount of indebtedness outstanding under the Company's senior unsecured revolving credit facility has been included in short term creditors as detailed in Note 16 to the Consolidated Financial Statements.

16 Creditors

	At 31 December 2001 $m	At 31 December 2000 $m
Amounts falling due within one year:		
Trade creditors	75.6	75.0
Accrued liabilities	248.2	250.3
Bank loans and short term debt	324.9	199.3
Other creditors	371.7	55.7
Taxation and social security (Note 7)	61.3	39.9
	1,081.7	620.2
Amounts falling due after one year:		
Long term debt	—	0.7
Other creditors	641.1	82.3
	641.1	83.0

94

Product Acquisitions and Alliances

As at 31 December 2001, Elan included in creditors $900.4 million relating to future payments and/or future potential payments on products. Of the $900.4 million, $267.2 million is owing at 31 December 2001 and $633.2 million is potentially payable, contingent on future events. Many product acquisition or alliance agreements to which Elan is a party have staged or option payments which may be uncertain in amount, which may be paid at Elan's discretion, such as upon the exercise of an option to acquire the product, or which must be paid upon the occurrence of future events, such as the attainment of pre-determined product revenue targets or other milestones. Elan has accrued $297.7 million within creditors (within one year), including $126.5 million for *Sonata* and $71.5 million for *Maxipime/Azactam,* and $602.7 million within creditors (after one year), including $199.9 million for *Sonata,* $180.1 million for the dermatology product line and $119.7 million for *Maxipime/Azactam.*

In 2001, Elan entered into arrangements relating to Roxane for which $101.6 million has been included in creditors at 31 December 2001.

The balance outstanding at 31 December is as follows:

	2001 $m	2000 $m
Within one year:		
Dermatology product line	41.4	—
Sonata	126.5	—
Maxipime/Azactam	71.5	—
Roxane pain products	30.0	—
Myambutol	21.4	—
Other	6.9	20.0
	297.7	20.0
After one year:		
Dermatology product line	180.1	—
Sonata	199.9	—
Maxipime/Azactam	119.7	58.0
Roxane pain products	71.6	—
Frova	24.9	—
Other	6.5	8.4
	602.7	66.4

On 8 February 1999, Elan entered into an agreement with a syndicate of banks, mainly European lending institutions, for a $325.0 million senior unsecured revolving credit facility. At 31 December 2001, $325.0 million of this facility was drawn down (31 December 2000: $200.0 million). The interest rate on this facility is a floating rate based on LIBOR. The liability outstanding as at 31 December 2001, net of financing costs, was $324.9 million.

17 Share Capital

Authorised Share Capital	No. of Ordinary Shares
As at 31 December 2001 and 2000:	
Ordinary Shares (par value 5 Euro cents)	600,000,000
Executive Shares (par value 1.25 Euro cents)	1,000
"B" Executive Shares (par value 5 Euro cents)	25,000

	At 31 December 2001		At 31 December 2000	
Issued and Fully Paid Share Capital	Number	$000s	Number	$000s
Ordinary Shares	349,836,938	19,912	322,496,448	18,695
Executive Shares	1,000	2	1,000	2
"B" Executive Shares	21,375	2	21,375	2

The Executive Shares do not confer on the holders thereof the right to receive notice of, attend or vote at any meetings of the Company, or the right to be paid a dividend out of the profits of the Company, except for such dividends as the directors may from time to time determine.

The "B" Executive Shares confer on the holders thereof the same voting rights as are enjoyed by the holders of Ordinary Shares. The "B" Executive Shares do not confer on the holders thereof the right to be paid a dividend out of the profits of the Company except for such dividends as the directors may from time to time determine.

Shares issuable at 31 December 2001 of $2.2 million relate to shares of Athena, Sano, Neurex, Liposome and Dura common stock remaining to be converted into Elan Ordinary Shares pursuant to the acquisition of these companies and warrants over 1,500,000 Ordinary Shares valued at $16.4 million issued to Eastman Kodak Company on the acquisition of NanoSystems by Elan.

18 Profit and Loss Account

	At 31 December 2001 $m	At 31 December 2000 $m
Holding company	1,752.1	2,623.4
Subsidiary and associated undertakings	(1,508.3)	(1,492.4)
Goodwill written-off	(574.3)	(574.3)
	(330.5)	556.7

Elan Corporation, plc has availed of the Companies (Amendment) Act 1986 exemption from the requirement to present its separate non-consolidated profit and loss account. Of the consolidated net loss after tax, a loss of $871.3 million (2000: profit of $105.5 million) is dealt with in the profit and loss account of the Company. This reflects an impairment charge of $785.2 million relating to the investments held in Neurex and Sano. Please refer to Note 3 to the Consolidated Financial Statements.

19 Minority Interest

On 1 November 2001, an indirect wholly owned subsidiary of Elan, Athena Diagnostics, filed a registration statement with the SEC for an initial public offering of Athena Diagnostics' common stock. On 19 December 2001, approximately 20% of Athena Diagnostics was sold for cash in a private placement, resulting in $41.9 million of gross proceeds to Elan, before accrued costs. The minority interest is $5.7 million representing the minority's share of the net identifiable assets following Elan's part disposal of its shareholding in Athena Diagnostics. The remaining ($0.5) million (2000: ($0.4) million) relates to the minority interest in our Asian subsidiaries.

20 Share Options and Warrants

Share options have been granted to directors, employees, consultants and certain other parties. Options are granted at the price equal to the market value at the date of grant and will expire on a date not later than ten years after their grant. Options generally vest between one and five years from the date of grant. There were 39,369,514 options outstanding under these arrangements at 31 December 2001.

Under the terms of the 1986 and 1989 Elan employee stock option plans, options to purchase 617,080 Ordinary Shares were outstanding at 31 December 2001. No options were available for grant under these plans at 31 December 2001. In 1995, options to purchase 3,650,000 Ordinary Shares were issued to certain executive officers and employees which became exercisable as to one third each year from the third anniversary from the date of grant, of which options over 2,045,133 Ordinary Shares were outstanding at 31 December 2001. Under the terms of the 1996 Elan stock option plans, options to purchase 13,048,697 Ordinary Shares were outstanding at 31 December 2001. Options to purchase a further 677,379 shares were available for grant at 31 December 2001. Under the terms of the 1998 Elan employee stock option plan, options over 5,527,018 Ordinary Shares were outstanding at 31 December 2001. Options to purchase a further 1,781,140 shares were available for grant at 31 December 2001. Under the terms of the 1999 Elan employee stock option plan, options over 17,358,586 Ordinary Shares were outstanding at 31 December 2001. Options to purchase a further 12,477,146 shares were available for grant at 31 December 2001.

As a result of the acquisition of Athena on 1 July 1996, options and warrants granted by Athena prior to the acquisition date vested and were converted into options and warrants to acquire 6,346,424 Elan Ordinary Shares. As a result of the acquisition of Sano on 27 February 1998, options granted by Sano were converted into a total of 2,216,850 options to acquire Elan Ordinary Shares. Arising from the acquisition of Neurex on 14 August 1998, options and warrants granted by Neurex were converted into a total of 3,011,702 options to acquire Elan Ordinary Shares. Arising from the acquisition of Liposome on 12 May 2000, options and warrants granted by Liposome were converted into a total of 1,875,260 options to acquire Elan Ordinary Shares. As a result of the acquisition of Dura on 9 November 2000, options and warrants granted by Dura vested and were converted into options and warrants to acquire 5,513,457 Elan Ordinary Shares. At 31 December 2001, 1,544,397 of the options arising from the acquisitions of Athena, Sano, Neurex, Liposome and Dura were outstanding.

In connection with the Neuralab offering, Elan issued 1,250,000 warrants. The warrants are exercisable at $65.01 for two Elan Ordinary Shares until 14 January 2003. Arising from the acquisition by Elan of all the assets and liabilities of NanoSystems, Elan granted 750,000 warrants to purchase 1,500,000 Elan Ordinary Shares. The warrants are exercisable at $45.00 per share from 1 February 1999 to 1 October 2006.

The share options and warrants outstanding and exercisable were as follows:

	Options		Warrants	
	Shares	WAEP* ($)	Shares	WAEP* ($)
Outstanding at 31 December 1998	35,846,702	20.61	14,804,676	23.68
Exercised	(4,983,335)	19.87	(51,156)	14.65
Granted	9,919,450	29.24	—	—
Expired	(3,170,486)	27.85	—	—
Outstanding at 31 December 1999	37,612,331	22.47	14,753,520	23.71
Arising on acquisition	4,933,022	44.38	2,453,516	45.22
Exercised	(6,536,793)	19.21	(838,520)	23.11
Granted	11,156,611	41.86	—	—
Expired	(3,513,271)	30.09	(19,250)	39.98
Outstanding at 31 December 2000	43,651,900	29.77	16,349,266	26.95
Exercised	(7,886,459)	28.83	(10,227,644)	19.20
Granted	8,686,283	53.20	—	—
Expired	(3,537,813)	39.74	—	—
Outstanding at 31 December 2001	**40,913,911**	**34.06**	**6,121,622**	**39.89**
Exercisable at 31 December 2001	**13,325,548**	**21.10**	**6,121,622**	**39.89**

Weighted average exercise price

At 31 December 2001, the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options were as follows:

Number Outstanding	WAEP ($)	Range ($)	Weighted Average Remaining Contractual Life (years)	Number Exercisable	WAEP ($)
11,004,566	16.42	$ 7.81–$24.99	3.2	9,043,570	14.95
11,175,728	29.94	$25.00–$34.99	4.8	3,021,956	30.22
10,521,463	40.62	$35.00–$49.99	8.1	1,145,660	42.24
8,212,154	54.93	$50.00–$58.60	9.3	114,362	54.51
40,913,911	34.06	$ 7.81–$58.60	6.1	13,325,548	21.10

21 Financial Instruments

The Company uses derivative financial instruments to reduce exposure to market risk resulting from fluctuations in foreign exchange rates and interest rates. The Company does not enter into derivative financial instruments for trading or speculative purposes.

Derivative instruments are contractual agreements whose value reflects price movements in an underlying asset. The Company uses derivatives, where appropriate, to generate the desired effective profile of currency and interest rate risk.

The main risks arising from the use of financial instruments are market rate risk and liquidity risk. Market rate risk is defined as the exposure of Elan's financial condition to adverse movements in interest and foreign exchange risks. The Company only enters into contracts with parties that have at least an "A" or equivalent credit rating. The counterparties to these contracts are major financial institutions. Management believe that the risk of any net loss is remote and would not be material to the Company.

Short term debtors and creditors have been excluded from all numerical disclosures below excluding the currency rate risk analysis. As explained in Note 1 to the Consolidated Financial Statements, the financial statements are prepared in US$ and, therefore, the Company is exposed to foreign exchange risks related to costs incurred and revenues earned in currencies other than US$.

a Interest rate risk

The interest rate risk profile of Elan's financial liabilities as at 31 December 2001 was as follows:

	At 31 December 2001				At 31 December 2000			
Principal Currency	Fixed $m	Floating $m	No Interest $m	Total $m	Fixed $m	Floating $m	No Interest $m	Total $m
US Dollars	87.9	344.9	537.5	970.3	275.9	1.2	—	277.1

The following liabilities are not included in the above table:

9.56% Guaranteed Notes due 2004—the liability outstanding on these notes at 31 December 2001 was $447.5 million (2000: $445.5 million) including interest accrued.

Series A Guaranteed Notes due 2002; Series B Guaranteed Notes due 2005 and Series C Guaranteed Notes due 2005—the liability outstanding on these notes at 31 December 2001 was $554.9 million (2000: $Nil) including interest accrued.

8.43% Guaranteed Notes due 2002—the liability outstanding on these notes at 31 December 2001 was $Nil (2000: $348.6 million).

3.25% Zero Coupon Subordinated Exchangeable Notes due 2018—the liability outstanding on these notes at 31 December 2001 was $931.9 million (2000: $900.5 million) including interest accrued.

4.75% Exchangeable Notes due 2004—the liability outstanding on these notes at 31 December 2001 was $Nil (2000: $321.9 million).

3.5% Convertible Subordinated Notes due 2002—the liability outstanding as at 31 December 2001 was $63.4 million (2000: $62.0 million) including interest accrued.

7.25% Senior Notes due 2008—the liability outstanding on these notes at 31 December 2001 was $659.4 million (2000: $Nil) including interest accrued.

For additional information regarding the above debt, please refer to Note 15 to the Consolidated Financial Statements.

Fixed interest rates on liabilities have a weighted average interest rate of 6.3% (2000: 5.9%), maturing between 2002 and 2008. The weighted average life of the fixed rate debt is 3.2 years (2000: 2.3 years).

The weighted average period until maturity for financial liabilities on which no interest is paid is 3.3 years (2000: Nil).

Variable interest rates on liabilities are generally based on the appropriate LIBOR.

The interest rate risk profile of Elan's financial assets was as follows:

	At 31 December 2001				At 31 December 2000			
Principal Currency	Fixed $m	Floating $m	No Interest $m	Total $m	Fixed $m	Floating $m	No Interest $m	Total $m
US Dollars								
Investments	1,028.3	—	1,002.3	2,030.6	620.2	—	905.9	1,526.1
Cash and liquid resources	193.6	1,624.8	1.1	1,819.5	279.1	691.7	13.1	983.9

Fixed interest rates on investments have a weighted average interest rate of 7.3% (2000: 7.4%), maturing between 2002 and 2004. The weighted average life of the fixed interest rate investments is 0.7 years (2000: 1.5 years).

Fixed interest rates on bank and liquid resources have a weighted average interest rate of 3.64% (2000: 6.53%), maturing between 2002 and 2003. The weighted average life of the fixed interest rate bank and liquid resources, excluding restricted cash balances, is 0.9 years (2000: 0.4 years).

Cash and liquid resources include restricted cash, held by EPIL II and EPIL III, in an amount of $120.9 million (2000: $110.1 million).

Variable interest rates on investments and bank and liquid resources are generally based on the appropriate Euribor, Libid and bank rates dependent on principal amounts on deposit.

b Currency rate risk

The Group has exposure to various reporting currencies due to the international nature of its operations. Gains and losses arising from this currency exposure are recognised in the Consolidated Statement of Total Recognised Gains and Losses.

The table below shows Elan's currency exposure. Such exposure comprises the monetary assets and monetary liabilities of Elan that are not denominated in the operating currency of the operating unit involved. As at 31 December 2001 and 2000 respectively, these exposures were as follows:

Net Foreign Currency Monetary Assets/(Liabilities) In US $m	Functional Currency of Group Operation						
	At 31 December 2001			At 31 December 2000			
	Swiss Francs	US Dollar	Total	Swiss Francs	US Dollar	Peso	Total
Sterling	(0.1)	3.2	3.1	(0.3)	3.2	—	2.9
Euro	(0.8)	—	(0.8)	(0.7)	—	(0.2)	(0.9)
US Dollar	—	—	—	(1.8)	—	0.4	(1.4)
Swiss Franc	—	—	—	—	(0.5)	—	(0.5)
Taiwan Dollar	—	(0.4)	(0.4)	—	(0.4)	—	(0.4)
Canadian Dollar	—	0.4	0.4	—	—	—	—
Total	(0.9)	3.2	2.3	(2.8)	2.3	0.2	(0.3)

The amounts shown in the table above take into account the effect of forward contracts and other derivatives entered into to manage these currency exposures.

c Fair values

Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

Financial assets—the fair values of financial assets have been estimated for quoted equity securities utilising quoted market prices and taking account of current market conditions, for debt securities by utilising current market interest rates for loans with similar risk and duration profile and for material unquoted equity investments by both the most recent private financing prices, discounted projected future cash flows and option valuation models. The fair values of marketable securities, including interest rate futures, have been estimated based on quotes obtained from brokers for these and similar instruments.

Cash, liquid resources, current bank loans and overdrafts—carrying amount approximates fair value due to the short term nature of these instruments.

3.25% Zero Coupon Subordinated Exchangeable Notes, 3.5% Convertible Subordinated Notes and 7.25% Senior Notes—the fair values have been assessed based on the quoted market price.

8.43% Guaranteed Notes, 9.56% Guaranteed Notes and Series A, B, and C Guaranteed Notes—the fair values have been assessed based on the carrying value.

The carrying value of financial instruments below have been stated before financing costs and include accrued interest.

The fair value of financial instruments at 31 December 2001 was as follows:

	At 31 December 2001		At 31 December 2000	
Financial Instruments	Carrying Value $m	Fair Value $m	Carrying Value $m	Fair Value $m
Financial assets	2,030.6	2,564.4	1,526.1	1,948.9
Cash and liquid resources	1,819.5	1,819.5	983.9	983.9
Bank loans	(325.0)	(325.0)	(272.5)	(272.5)
9.56% Guaranteed Notes	(450.4)	(450.4)	(450.4)	(450.4)
Series A, B and C Guaranteed Notes	(559.4)	(559.4)	—	—
8.43% Guaranteed Notes	—	—	(351.6)	(351.6)
3.25% Zero Coupon Subordinated Exchangeable Notes	(951.5)	(1,160.7)	(921.3)	(1,201.9)
4.75% Exchangeable Notes	—	—	(326.7)	(431.9)
3.5% Convertible Subordinated Notes	(63.6)	(64.8)	(62.6)	(62.1)
7.25% Senior Notes	(666.7)	(679.8)	—	—

d Liquidity risk

The objective of liquidity management is to ensure the availability of sufficient funds to meet Elan's requirements and to repay maturing debt.

The maturity profile of Elan's financial liabilities at 31 December 2001 were as follows:

	At 31 December 2001 $m	At 31 December 2000 $m
In one year or less, or on demand	329.2	208.5
In more than one year but not more than two years	304.1	4.5
In more than two years but not more than five years	286.0	64.1
In more than five years	51.0	—
	970.3	277.1

The above table excludes the maturity of the 3.5% Convertible Subordinated Notes, the Series A Guaranteed Notes, the 9.56% Guaranteed Notes, the Series B and C Guaranteed Notes, the 7.25% Senior Notes and the 3.25% Zero Coupon Subordinated Exchangeable Notes which mature in 2002, 2002, 2004, 2005, 2008 and 2003/2018, respectively.

Elan had undrawn borrowing facilities of $Nil at 31 December 2001 under a revolving credit facility (2000: $125.0 million).

For additional information on liquidity, please refer to the Financial Review.

e Derivative instruments

Under Elan's accounting policy, foreign currency options and forward exchange contracts are valued at year-end exchange rates. Consequently, changes in fair value attributable to movements in exchange rates are recognised in the profit and loss account.

At 31 December 2001, Elan had entered into a number of forward foreign exchange contracts and foreign currency options at various rates of exchange in the normal course of business. The nominal value of forward foreign exchange contracts to sell Japanese Yen for US dollars at that date was $30.2 million (2000: $15.8 million) and these contracts had a fair value gain of $5.8 million (2000: $2.3 million). These contracts expire on various dates up to and including December 2005.

The nominal value of forward foreign exchange contracts to sell US dollars for Euro at 31 December 2001 was $138.0 million (2000: $55.0 million) and these contracts had a fair value loss of $0.7 million (2000: $2.5 million gain). These contracts expire on various dates up to and including June 2007.

The nominal value of forward foreign exchange contracts to sell US dollars for Swiss Francs at 31 December 2001 was $28.2 million (2000: $0.7 million) and these contracts had a fair value gain of $0.3 million (2000: $0.01 million gain). These contracts expire on various dates up to and including December 2002.

The nominal value of currency options to sell US dollars for Euro at 31 December 2001 amounted to $42.0 million (2000: $37.0 million) and these options had a fair value loss of $0.1 million (2000: $0.4 million loss). These options expire on various dates up to and including December 2003.

102

f Sensitivity analysis

A sensitivity analysis of the market value of Elan's financial instruments to hypothetical changes in applicable market rates at 31 December 2001 indicated that their effect would not be material. The range scenario included was based on Elan's expectation of what would be reasonable on a twelve month time frame and involved a 10% movement in foreign exchange rates and a 1% movement in interest rates. The effect of such an adverse movement in rates would be a decrease in income of approximately $13.0 million.

Elan is exposed to equity price risks primarily on equity investments in quoted companies. At 31 December 2001, quoted securities had a fair value of $305.3 million and had a cost of $284.8 million. These investments are primarily in emerging pharmaceutical and biotechnology companies. A 10% adverse change in equity prices would result in an approximate $30.5 million decrease in the fair value of Elan's quoted securities.

22 Acquisitions

Details of the acquisition of subsidiary undertakings are given below:

2001	Net Book Values $m	Fair Value Adjustments $m	Net Assets Acquired $m	Cost of Acquisition $m	Goodwill Capitalised $m
Delsys	(1.2)	51.2	50.0	50.0	—

Delsys

In September 2001, Elan acquired Delsys. The total consideration, including expenses, amounted to approximately $50.0 million. This included cash paid together with the cost of Elan's existing investment in the company. Net liabilities assumed amounted to $1.2 million. Delsys was formed in 1995 and is a company engaged in developing novel manufacturing technology. The purchase of Delsys has been accounted for as an acquisition. The fair value adjustment relates to technologies of Delsys valued at the date of acquisition, which are separable from the business of $51.2 million. These are being amortised over fifteen years.

Dura

On 9 November 2000, Elan acquired Dura for a consideration, which was paid by the issuance of 0.6715 of an Elan Ordinary Share for each outstanding share of Dura common stock, resulting in the issuance of approximately 30.6 million Elan Ordinary Shares. Options and warrants granted by Dura prior to the acquisition date were converted into options and warrants to acquire approximately 5.5 million Elan Ordinary Shares. The total consideration, including expenses, amounted to $1,590.7 million. The purchase of Dura has been accounted for as an acquisition under Irish GAAP. The fair value adjustment relates to patents and current products of Dura valued at the date of acquisition, which are separable from the business, of $29.9 million, offset by a deferred tax adjustment of $18.4 million and the write-off of financing costs of $2.7 million. Patents and licences arising on acquisition will be amortised over twenty years. Goodwill arising on acquisition of $1,111.7 million is being amortised over a period of twenty years.

Liposome

On 12 May 2000, Elan acquired Liposome. In connection with the acquisition, each outstanding share of Liposome common stock was exchanged for 0.385 of an Elan Ordinary Share, resulting in the issuance of approximately 15.6 million Elan Ordinary Shares, and one contingent value right ("CVR") for each Liposome share, option and warrant representing contingent consideration. Options and warrants granted by Liposome prior to the acquisition date were converted into options and warrants to acquire approximately 1.9 million Elan Ordinary Shares. The agreement governing the CVRs provides for a cash payment by Elan to the holders of the CVRs of up to $98.0 million less certain costs incurred by Elan, with $54.0 million contingent on Myocet receiving marketing and pricing approval in certain countries of the EU, and $44.0 million contingent on Myocet reaching certain sales milestones outside the United States. In March 2001, Elan completed all milestones necessary for the European launch of Myocet. As a result, on 9 April 2001, Elan made an initial cash payment of $54.0 million less costs to the holders of the CVRs. Myocet is a proprietary liposomal formulation of doxorubicin which has been developed for the treatment of metastatic breast cancer. Myocet sales in the fourth quarter of 2001 and for the full year are $0.5 million and $0.9 million, respectively.

The purchase of Liposome has been accounted for as an acquisition. The total consideration of $731.8 million includes the milestone payment of $54.0 million. The fair value adjustment relates to patents, current products and development projects of Liposome, valued at the date of acquisition which are separable from the business, of $263.1 million. Patents and licences arising on acquisition will be amortised over twenty years. Goodwill arising on acquisition of $371.3 million is being amortised over a period of twenty years.

Neuralab

On 31 January 2000, Elan completed the acquisition of Neuralab pursuant to a purchase option to purchase all, but not less than all, of the outstanding common shares of Neuralab. The purchase price, paid in cash, amounted to approximately $76.4 million. Net liabilities assumed amounted to $9.7 million. Neuralab was formed in August 1997 and is engaged in research and development programs in the field of Alzheimer's disease. The purchase of Neuralab has been accounted for as an acquisition. Goodwill arising on acquisition of $86.1 million is being amortised over twenty years.

Other

Elan acquired the shares not previously owned in Segix Italia, S.p.A. on 20 April 2000 and in Vita Elan Pharma, S.A. on 29 June 2000 and the entire share capital of Quadrant on 5 December 2000. These acquisitions resulted in a total consideration paid of approximately $107.8 million. The purchases have been accounted for as acquisitions and resulted in goodwill of $113.8 million, which is being amortised over periods of up to twenty years.

Axogen

On 31 December 1999, Elan completed the acquisition of Axogen for an aggregate cost of $268.4 million, representing the value of acquired intangible assets including goodwill. The purchase was accounted for as an acquisition and the goodwill and separable intangible assets arising on acquisition are being amortised over a period of up to twenty years.

23 Commitments and Contingencies

The Company and its subsidiaries occupy certain facilities under lease arrangements and lease certain equipment. Future minimum rental commitments for operating leases with non-cancellable terms in excess of one year are as follows:

	Minimum Rental Payments		
	Premises $m	Other $m	Total $m
2002	16.1	6.8	22.9
2003	15.3	4.2	19.5
2004	13.9	2.1	16.0
2005	12.9	0.1	13.0
2006	13.3	—	13.3
Later years	98.8	—	98.8
	170.3	13.2	183.5

As of 31 December 2001, the Company had commitments under finance leases as follows:

Finance Leases

	2001 $m	2000 $m
Within one year	10.4	6.5
In more than one year, but not more than five years	29.6	19.0
After five years	55.8	62.5
Total gross payments	95.8	88.0
Less finance charges included above	(26.9)	(30.8)
	68.9	57.2

As of 31 December 2001, the following capital commitments for the purchase of property, plant and equipment had been authorised by the directors:

	At 31 December 2001 $m	At 31 December 2000 $m
Contracted for	25.9	4.1
Not-contracted for	114.7	145.2
	140.6	149.3

Both the contracted for and the not-contracted for amounts mainly relate to the extension of the Company's manufacturing facility in Athlone, Ireland.

During 2001, Elan disposed of plant and equipment with a net book value of $22.2 million (2000: $10.0 million) and subsequently leased the plant and equipment back under 6 year leases.

In prior years, Elan disposed of plant and equipment and subsequently leased the plant and equipment back and also entered into an arrangement with a third party bank, the substance of which allows the Company to require a net settlement of its obligations under the leases. The related assets and liabilities of these previous sale and leaseback transactions have been offset in the financial statements in the amount of $50.3 million at 31 December 2001 (2000: $55.2 million).

Beginning 1 January 1998, employees of certain US subsidiaries of Elan were offered ADSs representing Ordinary Shares as one of several investment options under one of Elan's 401(k) plans. As of that date, the ADSs that participants in the 401(k) plan could purchase (and the corresponding plan interests) were required to be registered under the US federal securities laws. Elan has discovered that the ADSs (and the corresponding plan interests) were not registered. Therefore, Elan plans to enable applicable participants in the 401(k) plan to obtain reimbursement from Elan for certain amounts related to their purchase of ADSs. Assuming that all applicable participants in the 401(k) plan elect to seek reimbursement and based upon the closing price of Elan's ADSs on 18 June 2002, Elan estimates that its costs should not exceed approximately $18 million.

In June 2000, Elan disposed of royalty rights on certain products and development projects to Pharma Marketing. Pharma Marketing completed a private placement of its common shares to a group of institutional investors, resulting in gross proceeds of $275.0 million. Elan holds no investment in Pharma Marketing and has no representative on its board of directors. Concurrently with the private placement, Pharma Marketing has entered into a Program Agreement with Elan. The Program Agreement, which substantially regulates the relationship between Elan and Pharma Marketing, represents a risk-sharing arrangement between Elan and Pharma Marketing. Under the terms of the Program Agreement, Pharma Marketing acquired certain royalty rights to each of the following products for the designated indications (including any other product which contains the active ingredient included in such product for any other designation): (i) *Frova,* for the treatment of migraine; (ii) *Myobloc,* for the treatment of cervical dystonia; (iii) *Prialt,* for the treatment of acute pain and severe chronic pain; (iv) *Zanaflex,* for the treatment of spasticity and painful spasm; and (v) *Zonegran,* for the treatment of epilepsy. Pharma Marketing agreed to make payments to Elan in amounts equal to expenditures made by Elan in connection with the commercialisation and development of these products, subject to certain limitations. These payments are made on a quarterly basis based on the actual costs incurred by Elan. Elan does not receive a margin on these payments. Elan's revenue from Pharma Marketing was $189.8 million in 2001, consisting of $141.8 million for commercialisation expenditures, which has been recorded as product revenue, and $48.0 million for development expenditures, which has been recorded as contract revenue. Elan's revenue from Pharma Marketing was approximately $88.7 million in 2000, consisting of $61.1 million for commercialisation expenditures and $27.6 million for development expenditures. In 2001, the royalty rate on net sales of *Zanaflex* was 8.44% on the first $38.0 million of net sales and 1.88% for net sales of *Zanaflex* above $38.0 million. No royalties were payable on the other products in 2001. Elan paid aggregate royalties of $5.6 million in 2001. Pursuant to the Program Agreement, Pharma Marketing will have utilised all of its available funding by mid-2002.

In December 2001, the Program Agreement was amended such that Elan re-acquired from Pharma Marketing the royalty rights to *Myobloc* and disposed of royalty rights on *Sonata* to Pharma Marketing. The amendment was transacted at estimated fair value. The board of directors and shareholders of Pharma Marketing approved this amendment. The estimated difference in relative fair value between the royalty rights on *Sonata* and the royalty rights on *Myobloc* was $60.0 million. This amount was paid to Pharma Marketing by Elan in cash and was capitalised by Elan in intangible assets.

Elan can acquire certain royalty rights from Pharma Marketing by initiating an auction process by paying a maximum purchase price in cash. The maximum purchase price was approximately $385 million on 31 December 2001. This maximum purchase price of approximately $385 million increases by 25% annually. If the parties are unable to agree on a purchase price and Elan elects not to exercise its right to re-acquire the royalty rights at the maximum purchase price, or if Elan elects not to initiate the auction process prior to June 2003, Pharma Marketing can dispose of the royalty rights in an auction process to the highest bidder or may retain the royalty rights. If Elan does not acquire the royalty rights, the royalty rates increase annually from 2001 up to a blended effective royalty rate of 23.4% on aggregate net sales of the products by 2005.

In December 2001, Autoimmune, in an initial tranche, completed a private placement of its common shares to a group of institutional investors, resulting in gross proceeds to Autoimmune of $95.0 million. In the same initial tranche, Elan purchased non-voting preferred shares of Autoimmune's subsidiary for an aggregate purchase price of $37.5 million. The existing group of institutional investors and Elan have committed to a second investment tranche in the same amounts to be completed in April 2003, subject to certain conditions, although Elan has the right to invest its second tranche at any time before April 2003. Autoimmune has entered into a Program Agreement with Elan. The Program Agreement, which substantially regulates the relationship between Elan and Autoimmune, represents a risk-sharing arrangement among the companies. Under the terms of the Program Agreement, Autoimmune acquired royalty rights to each of the following products and development projects for the designated indications: (i) *Antegren,* for the treatment of relapsing forms of MS, moderate-to-severe inflammatory bowel disease, including Crohn's disease and ulcerative colitis, and moderate-to-severe rheumatoid arthritis; (ii) *Maxipime,* for the treatment of infection; (iii) *Azactam,* for the treatment of infection; and (iv) *Abelcet,* for the treatment of severe fungal infection. Autoimmune also acquired royalty rights on certain development projects, as well as any other product subsequently developed or acquired by Elan that has an indication substantially the same as *Maxipime, Azactam* or *Abelcet* and that would be in direct competition with *Maxipime, Azactam* or *Abelcet.* Autoimmune agreed to make payments to Elan in amounts equal to expenditures made by Elan in connection with the commercialisation and development of these products, subject to certain limitations. These payments are made on a quarterly basis based on actual costs incurred by Elan. Elan does not receive a margin on these payments. Elan's revenue from Autoimmune was $26.6 million in 2001, consisting of $15.9 million for commercialisation expenditures, which has been recorded as product revenue, and $10.7 million for development expenditures, which has been recorded as contract revenue. There are expected to be no royalties due to Autoimmune by Elan prior to October 2004. Thereafter, royalty rates are typically between 15% and 45% of Elan's net sales of the products.

Elan may, at its option at any time prior to April 2005 acquire the royalty rights by initiating an auction process. In addition, the holders of the Autoimmune common shares may initiate the auction process earlier upon the occurrence of certain events. If the auction process has not been initiated prior to October 2004, it will automatically commence. Pursuant to the auction process, Elan and Autoimmune will negotiate in good faith to agree on a purchase price, subject to Elan's right to re-acquire the royalty rights at a maximum purchase price. Assuming that no portion of the second investment tranche has occurred, the maximum purchase price is expected to be approximately $165 million in December 2002. Assuming that all of the second investment tranche occurs as of April 2003, the maximum purchase price is expected to be approximately $411 million in December 2003. The maximum purchase price increases at various rates, approximately 25% annually, subject to certain conditions. Elan expects that the second investment tranche will occur and does not expect to consider any potential acquisition of the royalty rights until 2004. If the parties are unable to agree on a purchase price and Elan elects not to exercise its right to acquire the royalty rights at the maximum price, from and after April 2005, Autoimmune can dispose of the royalty rights in an auction process to the highest bidder. Alternatively, Autoimmune may retain the royalty rights. In the event Elan does not acquire the royalty rights, if any product has not been sold, exclusively licenced or otherwise disposed of to one or more third parties and if such product has not been approved by the FDA or recommended for approval in the European Union by the CPMP, Elan in certain conditions may grant to Autoimmune an exclusive, royalty-free licence to such product.

Assuming that no portion of the second investment tranche has occurred, it is expected that Autoimmune will have utilised all of its available funding by late 2002/early 2003. Assuming that all of the second investment tranche occurs as of April 2003, it is expected that Autoimmune will have utilised all of its available funding, including the proceeds from the second investment tranche, by mid-2004.

Elan has no representative on the board of directors of Autoimmune.

Autoimmune has the ability to sell preferred shares with a maximum aggregate liquidation preference of $60.0 million until 28 June 2002, unless extended. These preferred shares would be effectively junior in liquidation preference to Elan's non-voting preferred shares in Autoimmune's subsidiary.

Elan does not expect to receive any further revenue or cash from Pharma Marketing or Autoimmune once they have utilised their available funding. In addition, upon the affirmative vote of the holders of not less than 90% of the common shares of either Pharma Marketing or Autoimmune, such holders have the right to cease making programme payments to Elan. In that event, the royalty rates and the maximum purchase price applicable to Pharma Marketing or Autoimmune, as the case may be, would be reduced in proportion to the reduction in the size of the applicable programme. Upon the utilisation of all available funds by Pharma Marketing or Autoimmune, or upon a determination by the holders of the common shares of Pharma Marketing or Autoimmune to cease making programme payments, if new risk-sharing arrangements are not established, Elan will be required to fund commercialisation and development expenditures relating to the applicable products through operating cash flow or other sources. In addition, Elan's results of operations could be adversely affected.

At 31 December 2001, Elan had commitments to invest $25.6 million (2000: $15.3 million) in healthcare managed funds and $Nil (2000: $28.5 million) in certain emerging pharmaceutical and biotechnology companies.

The Company has deferred purchase arrangements for certain products, which amount to $24.5 million. These payments are dependent on various approvals and milestones being met.

24 Litigation

There are a number of legal proceedings pending and ongoing against Elan.

In September 1999, Bayer A.G. and its US subsidiary, Bayer Corporation (collectively, "Bayer") filed suit in the United States District Court for the Northern District of Georgia, claiming that Elan infringed US Patent No. 5,264,446, allegedly covering Bayer's hypertension drug Adalat CC, by Elan's filing of an ANDA for its 60 mg Nifedipine Extended-Release tablets. In January 2001, the court ordered Elan's motion to dismiss converted into a motion for summary judgement of non-infringement. In March 2001, the court entered an order granting summary judgement in favour of Elan and also dismissed the action.

In May 2000, Bayer filed another lawsuit against Elan, along with Biovail and Teva Pharmaceuticals USA, Inc. ("Teva") (that was transferred to the same District Court identified above), alleging that the commercial sale of Elan's 30 mg Nifedipine Extended-Release tablets infringes the same Bayer patent. In February 2001, the court ordered Elan's motion to dismiss converted into a motion for summary judgement of non-infringement. In March 2001, the court entered an order granting summary judgement in favour of Elan and also dismissed the action.

Bayer appealed both decisions to the United States Court of Appeals for the Federal Circuit ("CAFC"). In January 2002, the CAFC reversed the lower court's findings of non-infringement and remanded both cases to the trial court on the grounds that the lower court had failed to make sufficiently detailed findings to permit it to review the interpretation of the claims and to make an ultimate determination regarding infringement. No dates have been set by the trial court. Elan believes that the claims in the lawsuit are without merit and intends to defend against them vigorously.

On or about 28 March 2001, Andrx filed an antitrust action against Elan in the United States District Court for the Southern District of Florida. The parties are conducting discovery in this matter but no court dates have been set. Although Andrx requests an award of damages for the antitrust violations alleged in that complaint, Andrx admits that it has not calculated the amount of any alleged damage. Elan is aware that three putative class actions have been filed in the United States District Court for the Eastern District of Pennsylvania claiming that Elan has violated federal and state antitrust laws based on its efforts to enforce its intellectual property. Elan believes that its conduct was lawful but cannot predict the likelihood of any outcome.

Commencing in January 1999, several class action lawsuits were filed in the United States District Court for the Southern District of California against Dura and various current or former officers of Dura. The lawsuits were consolidated into one action and allege violations of the federal securities laws, and purport to seek damages on behalf of a class of shareholders who purchased Dura common stock during a defined period. In July 2000, the court issued an order granting defendants' motion to dismiss the complaint without prejudice on the basis that it failed to state an actionable claim. In November 2001, the court granted Dura's motion to dismiss, with prejudice and judgement was entered in Dura's favour. In December 2001, plaintiffs filed an appeal of the judgement with the Ninth Circuit Court of Appeals. Elan believes that the claims in the lawsuit are without merit and it intends to defend against them vigorously.

The Company and certain of its officers and directors have been named as defendants in more than thirty purported class actions filed in the United States District Courts for the Southern District of New York, the Northern District of Georgia and the Southern District of California commencing on or about 4 February 2002. The complaints in these purported class actions allege claims under the US federal securities laws, specifically Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act") and Rule 10b-5 promulgated thereunder. They allege claims on behalf of classes of persons and entities who purchased securities of the Company during periods of time commencing on dates ranging from 30 April 1999 through 23 April 2001 and ending on dates ranging from 29 January 2002 through 7 March 2002. In addition to the Company, defendants named in one or more of the actions include Mr Geaney, Mr Groom, Mr Lynch, Mr Cooke, Mr Clark and Mr Daniel, and KPMG LLP and an entity identified as "KPMG". The complaints allege that the Company's financial statements were not in accordance with generally accepted accounting principles, and that the defendants disseminated materially false and misleading information concerning the Company's business and financial results, with respect to the Company's investments in certain business ventures and business venture partners and the licence fees and research revenues received from the business ventures; the accounting for proceeds from the Company's sale of certain product lines; the accounting for certain qualified special purpose entities; and certain alleged related-party transactions. The Company and certain of its officers and directors are also named as defendants in (i) a purported class action filed on or about 8 February 2002 in the United States District Court for the Southern District of California on behalf of a class of persons and entities who held stock in Dura and Liposome and exchanged such stock for ADSs in Elan pursuant to those companies' mergers with the Company in 2000, and (ii) a purported class action filed on or about 19 April 2002 in the United States District Court for the Eastern District of Missouri on behalf of a class of persons and entities who held stock in Dura and exchanged such stock for ADSs in Elan pursuant to Elan's merger with Dura in 2000. These purported class actions relate generally to the same factual matters as the actions referred to above but allege claims under Sections 11, 12 and 15 of the Securities Act of 1933, as amended (the "1933 Act"); the action filed in the Eastern District of Missouri also alleges claims under Sections 10, 14 and 20 of the 1934 Act. Among other relief, these actions seek compensatory damages, and the actions alleging claims under the 1933 Act also seek rescission on behalf of the members of the class still holding their ADSs and rescission damages on behalf of the members of the class who have sold their ADSs. In addition, the action filed in the Eastern District of Missouri also seeks the issuance of additional Elan stock to members of the class. All of the foregoing actions that were filed in jurisdictions outside New York have been dismissed or transferred to the Southern District of New York.

The Company is a nominal defendant in two derivative actions filed against the directors and certain officers of the Company on or about 14 March 2002 and 20 March 2002 in the Superior Court of the State of California, County of San Diego. The complaints contain allegations similar to those set forth in the foregoing actions, but allege, among other things, that the defendant officers and directors breached their duties to the Company by causing the Company to undertake the actions alleged in the complaint. Among other relief, the actions seek damages against the defendant officers and directors on behalf of the Company. The Company removed these actions to the United States District Court for the Southern District of California on or about 22 April 2002. Plaintiffs motion to remand one of the actions to the California Superior Court was granted on or about 26 June 2002.

The Company is the subject of an investigation by the SEC commenced on or about 12 February 2002, which the Company believes relates primarily to the issues raised in the litigation described above.

Elan does not believe that it is feasible to predict or determine the final outcome of these actions or the investigation or to estimate the amounts or potential range of loss with respect to the resolution of the actions or the investigation. In addition, the timing of the final resolution of the actions and the investigation is uncertain. The possible outcome or resolution of the actions could require substantial payments by Elan. Elan believes that an adverse outcome with respect to the actions or the investigation could have a material adverse affect on the business, financial condition, results of operations and liquidity of the Company.

In June 2002, Elan entered into a settlement with the FTC resolving the FTC's investigation of a licencing arrangement between Elan and Biovail relating to nifedipine, the generic version of the hypertension drug Adalat CC. The settlement is reflected in a consent order which, by its terms, does not constitute an admission by Elan that any law has been violated, and does not provide for monetary fines or penalties. Pursuant to the terms of the consent order, Elan will re-acquire all rights to its 30 mg and 60 mg nifedipine products that had been transferred to Biovail pursuant to their licencing arrangement. Elan's 30 mg nifedipine product has been marketed in the United States by Teva. Elan's 60 mg nifedipine product has not yet been launched. The terms of the consent order provide for a continued supply by Elan to Biovail of the 30 mg nifedipine product for sale through Teva in the United States for a term to expire on the earlier of 31 May 2003 or the time at which Biovail begins manufacturing sufficient quantities of the 30 mg nifedipine product. Elan expects to launch its 30 mg and 60 mg nifedipine products through a major generic distributor.

25 Related Parties

At 31 December 2001, the Company had invested a total of $12.9 million in Antigenics, a biotechnology company whose chairman and chief executive officer, Dr Garo Armen, is a director of Elan. Elan's shareholding is approximately 3.3% of Antigenics' outstanding share capital.

Dr Selkoe, a director of Elan, received $62,500 and $50,000 from Elan in 2001 and 2000, respectively, for consulting work.

Amarin is a specialty pharmaceutical company focused on neurology and pain management. Amarin is a United Kingdom public limited company and is also quoted on Nasdaq in the United States. Amarin revenue and net profit for 2001 were $57.0 million and $14.4 million, before exceptional charges of $18.1 million, respectively. As of 31 December 2001, Amarin had 93 employees, including 34 sales and marketing personnel. Mr Thomas Lynch, executive vice chairman of Elan, and Mr John Groom, a director of Elan, serve on Amarin's board of directors. Mr Lynch is non-executive chairman of Amarin. Mr Michael Coffee, a director and chief operating officer of Amarin; Mr Nigel Bell, chief financial officer of Amarin; and Mr Donald Joseph, an executive vice president of Amarin, were previously employed by Elan.

In May 2001, Elan and Amarin entered into a distribution and option agreement, whereby Amarin agreed to market and distribute Permax in the United States, and was granted an option to acquire rights to the product from Elan. Permax is used for the treatment of Parkinson's disease and falls within Amarin's focus on neurology. In September 2001, this agreement was amended, whereby Amarin was appointed the sole distributor of Permax in the United States until August 2002. Elan recorded consideration of $45.0 million under the terms of the amended distribution and option agreement and retained a royalty right of 3.5% on net sales of Permax by Amarin from 1 January 2002 through the date on which Amarin exercises or terminates its option to acquire Permax. In 2001, Elan also recorded a net amount of $6.2 million from Amarin for distribution fees and royalties on sales of Permax. After reducing the carrying value of the Permax intangible and equity accounting, Elan recorded net revenue from Amarin of $16.9 million in 2001 which includes the distribution revenue. Amarin's option to purchase Permax was exercisable between September 2001 and May 2002 for an exercise price of $37.5 million, payable $7.5 million on exercise of the option and $2.5 million in quarterly installments thereafter, and a royalty of between 7% and 10% on future net sales of Permax by Amarin. The royalty on future net sales may be reduced by up to $8.0 million if Permax revenues in 2003 and 2004 are less than $26.0 million and $16.0 million, respectively. If Permax revenues in 2003 and 2004 are greater than $26.0 million and $16.0 million, respectively, Amarin will make additional royalty payments to Elan of up to $8.0 million. Amarin exercised its option to purchase Permax in March 2002 and paid Elan the first installment of the exercise price of $7.5 million.

In connection with the amended distribution and option agreement, Elan provided a loan of $45.0 million to Amarin. The loan bears interest at a rate equal to LIBOR plus a margin of 2%. The loan matures on 28 September 2002. At 31 December 2001, Elan held approximately 7% of the outstanding ordinary shares of Amarin and also held preferred shares convertible into an additional 34% of Amarin's equity on a fully diluted basis. In March 2002, Elan converted a portion of the Amarin preferred shares into Amarin ordinary shares. Following this conversion, Elan owned approximately 27% of Amarin's outstanding ordinary shares.

During 2001, Elan granted Amarin a purchase option to acquire *Zelapar*. *Zelapar* is a fast melt formulation of selegiline for the treatment of Parkinson's disease. An NDA for *Zelapar* was filed with the FDA in 2002.

In 2001, Elan accounted for Amarin using the equity method. Amarin is a related party to Elan. Elan's total investment in Amarin at 31 December 2001 amounted to $67.9 million, consisting of loans, including interest, of $45.5 million and $6.5 million and a net equity investment of $15.9 million.

26 Pension Plans

The Company has continued to account for pensions in accordance with Statement of Standard Accounting Practice No. 24, "Accounting for Pensions" ("SSAP 24"), and the disclosures given in (a) are those required by that standard. FRS 17 will not be mandatory for the Company until year ended 31 December 2003. Prior to this, phased transitional disclosures are required by the standard and, to the extent they are not given in (a) they are set out below in (b).

a SSAP 24 disclosures

Pension Costs	2001 $m	2000 $m	1999 $m
Pension cost of defined benefit schemes	2.8	2.3	2.1
Pension cost of defined contribution schemes	9.9	7.3	2.6
	12.7	9.6	4.7

(i) Defined benefit schemes

The Company funds the pension entitlements of certain employees through defined benefit plans. Two plans are operated for Irish employees. In general, on retirement, a member is entitled to a pension calculated at 1/60th of final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. These plans are funded externally and the related pension costs and liabilities are assessed in accordance with the advice of professionally qualified actuaries. The investments of the plans as at 31 December 2001 consisted of units held in independently administered funds. The most recent actuarial valuations of the plans were carried out in April 1999 using the attained age method and the valuation reports are not available for public inspection.

The principal actuarial assumptions used were as follows:

- Rate of real investment returns will exceed the rate of salary inflation by 2%.

The actuarial report showed that as at 1 April 1999, the market value of the assets of the schemes was $8.9 million and the actuarial value of the assets represented 86% of the benefits accrued to members for the two plans.

These schemes are fully funded on a discontinuance basis.

(ii) Defined contribution schemes
In addition, Elan operates a number of defined contribution pension plans, primarily for employees outside of Ireland. The costs of these plans are charged to the profit and loss account in the period in which incurred.

Balance Sheet Amounts

As at the year ended 31 December 2001, there was a pension contribution due included in accruals of $5.1 million (2000: $5.1 million) and a pension prepayment of $0.2 million (2000: $0.3 million).

b FRS 17 retirement benefits

The valuations of the defined benefit schemes used for the purpose of FRS 17 disclosures have been based on the most recent actuarial valuations as identified above and updated by the independent actuaries to take account of the requirements of FRS 17 in order to assess the liabilities at the balance sheet date. Scheme assets are stated at their market value at the balance sheet date.

The financial assumptions used to calculate the retirement benefit liabilities under FRS 17 were as follows:

Valuation Method	Projected Unit Credit
Discount rate	6%
Inflation rate	3%
Increase to pensions in payment	0%–5%
Salary increases	4%

The market value of the assets in the pension schemes and the expected rate of return were:

	Long Term Rate of Return Expected at 31 December 2001	Value at 31 December 2001 $m
Equities	7%	13.2
Bonds	5.5%	3.8
Property	7%	1.0
Cash	3%	1.0
Total market value of pension schemes' assets		19.0
Present value of pension schemes' liabilities		(19.7)
Net deficit in pension schemes		(0.7)
Net assets excluding pension assets and liabilities		5,059.7
Pension & Life Assurance Scheme		
Net pension asset	3.2	
Net pension liabilities	(5.7)	(2.5)
Employee Benefit Plan		
Net pension asset	15.8	
Net pension liabilities	(14.0)	1.8
Net assets including pension asset and liabilities		5,059.0
Reserves		
Profit and loss reserve excluding pension assets and liabilities		(330.5)
Pension reserve		(0.7)
Profit and loss reserve including pension assets and liabilities		(331.2)

27 Post Balance Sheet Events

In January 2002, Elan and Wyeth announced a suspension of the Phase IIa clinical trial of AN-1792. This occurred when four patients involved in the clinical study in France were reported to have clinical signs consistent with inflammation in the CNS. A further eleven patients were subsequently reported with symptoms associated with CNS inflammation. On 1 March 2002, Elan and Wyeth decided not to resume further dosing of AN-1792. The companies continue their preclinical and clinical investigations into these cases and are in regular contact with regulatory agencies in the United States and Europe regarding the progress of this effort.

The Company and certain of its officers and directors have been named as defendants in more than thirty purported class actions filed in the United States District Courts for the Southern District of New York, the Northern District of Georgia and the Southern District of California commencing on or about 4 February 2002.

The Company is a nominal defendant in two derivative actions filed against the directors and certain officers of the Company on or about 14 March 2002 and 20 March 2002 in the Superior Court of the State of California, County of San Diego.

The Company is the subject of an investigation by the SEC commenced on or about 12 February 2002, which the Company believes relates primarily to the issues raised in the litigation described in Note 24 to the Consolidated Financial Statements.

In June 2002, Elan entered into a settlement agreement with the FTC resolving the FTC's investigation of an arrangement between Elan and Biovail relating to a generic version of the hypertension drug Adalat CC. This settlement is reflected in a consent order, which by its terms, does not constitute an admission by Elan that any law has been violated, and does not provide for monetary fines or penalties.

For additional information regarding litigation, please refer to Note 24 to the Consolidated Financial Statements.

On 10 June 2002, Elan announced a recovery plan aimed at focusing its business on core areas and at continued growth of the Company. For additional information regarding the recovery plan, please refer to "Financial Review—Prospective Information".

EPIL III is a bankruptcy remote wholly owned subsidiary of Elan. The Series A Guaranteed Notes issued by EPIL III in the amount of $160 million matured on 29 June 2002. To fund such repayment, EPIL III effected a true legal sale of certain of its financial assets, in accordance with the legal documentation entered into on the formation of EPIL III, to an unaffiliated third party (the "Purchaser") for approximately $148 million, representing the estimated fair value of disposed financial assets. On the closing, the Purchaser's assets will consist solely of the disposed financial assets. The disposed financial assets had a carrying value of cost of $223.8 million under Irish GAAP. Elan will record a loss on disposal of these financial assets of $75.8 million under Irish GAAP in its financial statements for the year ended 31 December 2002. The Purchaser has three months to complete its due diligence on the investments. The Purchaser raised the financing for the purchase of the financial assets through borrowings under a bank facility. Elan has provided a guarantee and provided cash collateral to the bank to support the Purchaser's obligation to repay the $148 million loan. In the event that the Purchaser does not repay the bank in three months by obtaining alternate financing, selling the financial assets (which, in many cases, requires issuer consent) or otherwise, the bank will call upon the Elan guarantee and the cash collateral for payment of all amounts then outstanding under the bank facility without further proceedings against the Purchaser. To the extent such guarantee is called upon, Elan will record an additional loss in its profit and loss account. Elan has no recourse to the Purchaser or the assets of the Purchaser in the event the guarantee is called upon.

28 Consolidated Cash Flow Statement

a Reconciliation of operating (loss)/profit to operating cash flows

	2001 $m	2000 $m	1999 $m
Operating (loss)/profit	(829.7)	296.3	309.5
Depreciation and amortisation	270.4	140.6	84.0
Disposal and impairment of intangibles	1,137.7	34.5	—
Other non-cash costs	75.8	13.6	17.0
Decrease/(increase) in debtors	23.2	(95.5)	(53.1)
(Increase) in stocks	(37.6)	(30.2)	(32.3)
(Decrease)/increase in creditors	(115.2)	(87.1)	39.4
Net cash inflow from operating activities	524.6	272.2	364.5

b Management of liquid resources

The management of liquid resources comprises the movement in short term deposits, commercial paper and repurchase agreements, excluding those repayable on demand.

c Analysis of net debt

	At 1 January 2001 $m	Cash Flow $m	Other Movements $m	Acquisitions (Excluding Cash) $m	Exchange Rate Movements $m	At 31 December 2001 $m
Cash	637.0	943.8	—	—	(1.4)	1,579.4
Liquid resources	346.9	(106.8)	—	—	—	240.1
Cash and liquid resources	983.9	837.0	—	—	(1.4)	1,819.5
3.25% Zero Coupon Subordinated Exchangeable Notes	(900.5)	—	(31.4)	—	—	(931.9)
Guaranteed and Exchangeable Notes	(1,178.0)	(834.0)	286.7	—	—	(1,725.3)
Other debt (including revolving credit facility)	(272.4)	(141.5)	1.1	(0.3)	—	(413.1)
Debt	(2,350.9)	(975.5)	256.4	(0.3)	—	(3,070.3)
Net debt	(1,367.0)	(138.5)	256.4	(0.3)	(1.4)	(1,250.8)

d Analysis of net outflow of cash and cash equivalents in respect of the purchases of subsidiary undertakings

	2001 Total $m	2000 Total $m	1999 Total $m
Cash consideration paid	10.0	170.2	182.8
Cash of acquired subsidiaries	(0.5)	(162.2)	(4.5)
Net cash outflow	9.5	8.0	178.3

e Effect of acquired companies on cash flow

Cash flows in 2001 included cash outflows from operating activities of $5.1 million and payments to acquire fixed assets of $Nil, which relate to companies acquired during the year.

f Restricted cash

Cash and liquid resources include restricted cash held by EPIL II and EPIL III in an amount of $120.9 million (2000: $110.1 million).

29 Company Balance Sheet

Fixed Assets—Intangible Assets

	Patents & Licences $m
Cost:	
At 1 January 2001	342.6
Additions	7.5
Impairment	(81.0)
At 31 December 2001	269.1
Accumulated amortisation:	
At 1 January 2001	68.9
Amortised in year	27.1
At 31 December 2001	96.0
Net book value: 31 December 2001	173.1
Net book value: 31 December 2000	273.7

The carrying value of *Naprelan* was written down by $81.0 million, reflecting an estimated impairment due to reduced projected revenues from the product.

Fixed Assets—Tangible Assets

	Land & Buildings $m	Equipment $m	Total $m
Net book value			
At 1 January 2001	11.4	10.2	21.6
Movements	(0.3)	(1.8)	(2.1)
At 31 December 2001	11.1	8.4	19.5

The net book value of tangible assets held under finance lease arrangements at 31 December 2001 amounted to $8.2 million (2000: $9.2 million) and related depreciation for the year amounted to $2.2 million (2000: $2.0 million).

Fixed Assets—Financial Assets

	At 31 December 2001 $m	At 31 December 2000 $m
Investments in subsidiary undertakings	2,027.2	1,918.8
Loans to subsidiary undertakings	5,660.1	5,847.7
	7,687.3	7,766.5

	Investments in Subsidiaries $m	Loans to Subsidiaries $m	Total $m
Cost			
At 1 January 2001	1,918.8	5,847.7	7,766.5
Movements (including impairment provision of $785.2 million)	108.4	(187.6)	(79.2)
At 31 December 2001	2,027.2	5,660.1	7,687.3

Debtors

	At 31 December 2001 $m	At 31 December 2000 $m
Trade debtors	25.5	80.6
Amounts owed by group undertakings	12.7	41.8
Amounts owed by associated undertakings	1.9	0.7
Other debtors	5.1	4.4
	45.2	127.5

Creditors (amounts falling due within one year)

	At 31 December 2001 $m	At 31 December 2000 $m
Trade creditors	7.0	25.7
Other creditors	3.2	21.3
Due to group undertakings	844.1	707.5
Accrued expenses	4.6	4.1
Lease obligation	0.7	0.4
Bank overdraft	—	0.4
	859.6	759.4

For additional information regarding guarantees, please refer to Note 15 to the Consolidated Financial Statements.

Creditors (amounts falling due after one year)

	At 31 December 2001 $m	At 31 December 2000 $m
Finance lease obligations (net of finance charges):		
Payable within two to five years	3.3	2.2
Payable after five years	7.8	8.7
	11.1	10.9

30 Subsidiary and Associated Undertakings

At 31 December 2001, Elan had the following principal subsidiary and associated undertakings:

Company	Nature of Business	Group Share %	Registered Office & Country of Incorporation and Operation
Elan International Services Ltd	Financial services company	100	Clarendon House, 2 Church St Hamilton, Bermuda
Elan Management Ltd	Provision of management services	100	Lincoln House, Lincoln Place Dublin 2, Ireland
Elan Pharmaceuticals, Inc.	Research and development and sale of pharmaceutical products	100	800 Gateway Blvd South San Francisco, CA, US
Athena Neurosciences, Inc.	Holding company	100	800 Gateway Blvd South San Francisco, CA, US
Elan Pharma International Ltd	Research and development, sale and distribution of pharmaceutical products and financial services	100	WIL House, Shannon Business Park Co. Clare, Ireland
Elan Pharma Ltd	Manufacture of pharmaceutical products	100	Monksland, Athlone Co. Westmeath, Ireland
Elan Pharma Ltd	Sale and distribution of pharmaceutical products	100	Abel Smith House, Gunnels Wood Rd Stevenage, Herts., UK
Elan Finance Corporation Ltd	Financial services company	100	Clarendon House, 2 Church St Hamilton, Bermuda
Neuralab Ltd	Research and development	100	Clarendon House, 2 Church St Hamilton, Bermuda
Elan Pharmaceutical Investments II Ltd	Investment holding company	100	Clarendon House, 2 Church St Hamilton, Bermuda
Elan Pharmaceutical Investments III Ltd	Investment holding company	100	Clarendon House, 2 Church St Hamilton, Bermuda
Elan Holdings Ltd	Holding company	100	Monksland, Athlone Co. Westmeath, Ireland
Elan Drug Delivery, Inc.	Research and development	100	3000 Horizon Drive King of Prussia, PA, US
Athena Diagnostics, Inc.	Diagnostic services	80	377 Plantation St, 4 Biotech Park Worcester, MA, US

Information regarding all other subsidiaries will be filed with the Company's next annual return as provided for by Section 16[3](a) of the Companies (Amendment) Act, 1986.

31 Approval of Financial Statements

These financial statements were approved by the directors on 30 June 2002.

Differences Between Irish and United States Accounting Principles

US GAAP income statement data, comprehensive income statement data, balance sheet data and cash flow data have been provided on pages 130 to 132 for the benefit of United States investors.

The financial statements of Elan have been prepared in accordance with Irish GAAP, which differ in certain significant respects from US GAAP. The material differences as they apply to Elan's financial statements are as follows:

a. Business combinations

i. Dura On 9 November 2000, Elan completed a merger with Dura. Irish and US GAAP have different criteria for establishing the method of accounting required for business combinations.

- Under US GAAP, the merger with Dura required the application of the pooling of interests method of accounting. The assets and liabilities of Dura and Elan were combined and carried forward to the merged enterprise at their pre-combination recorded amounts. Therefore, under US GAAP, no goodwill arose from the merger of Dura and Elan. The income statements of Dura and Elan for 2000 and prior years have been combined and reported as income statements of the merged enterprise. The costs of the transaction have been expensed.
- Under Irish GAAP, the acquisition of Dura by Elan has been accounted for using acquisition accounting. The cost of the investment in Dura was calculated at the fair value of the shares issued, together with the related transaction costs. The assets and liabilities of Dura were recorded based on their fair values at the date of acquisition. The difference between the cost of the investment and the fair value of the assets and liabilities of Dura was recorded as goodwill. The goodwill arising on the acquisition of Dura is being amortised over its estimated useful life of 20 years. Pre-acquisition results for both companies were not combined. The profit and loss accounts are consolidated for the post-acquisition period only.

The principal differences in accounting for the Dura transaction between Irish and US GAAP resulted in the following reconciling items:

- The exclusion of pre-acquisition profit and losses under Irish GAAP compared to the combination of historic income statements under US GAAP resulted in a reconciling item of $0.4 million between Irish and US GAAP net income for 2001, being losses on managed funds recorded by Dura in 2001 which related to pre-acquisition balances. The exclusion of pre-acquisition profits under Irish GAAP compared to the combination of historic income statements under US GAAP resulted in reconciling items of $32.8 million and $41.7 million in 2000 and 1999, respectively, between Irish and US GAAP net income/(loss);
- The expensing of transaction costs in 2000 under US GAAP resulted in a reconciling item of $35.1 million between Irish and US GAAP net income for 2000;
- Dura deferred tax assets with a pre-acquisition basic value of $18.4 million have been eliminated as a fair value adjustment under Irish GAAP. Under US GAAP, this amount had been expensed in the combined income statement prior to 2000;
- A portion of outstanding Dura debt was repaid in December 2000 under a change of control clause. On the date of acquisition, Dura had $2.7 million in unamortised financing costs relating to this debt. This represents a fair value adjustment under Irish GAAP and it increased goodwill by $2.7 million. Under US GAAP, the $2.7 million has been expensed in the income statement for 2000; and
- Under Irish GAAP, the assets and liabilities of Dura were recorded at fair value on acquisition. Under US GAAP, the assets and liabilities of Dura were combined and carried forward to the merged enterprise at their pre-combination recorded amounts. Therefore under US GAAP, the fair value adjustments and the goodwill arising under Irish GAAP on the acquisition of Dura have been eliminated. Under Financial Reporting Standard No. 7, "Fair Values in Acquisition Accounting", necessary adjustments to the provisional fair values allocated at the date of acquisition should be incorporated in the financial statements for the first full financial year following the acquisition. This resulted in a balance sheet reallocation of $52.9 million in 2001 relating to the finalisation of the fair values of product intangibles. The goodwill amount resulted in a difference in shareholders' equity of $1,111.7 million in 2001. In addition, the Irish GAAP goodwill amortisation expense does not arise under US GAAP.

2. Other business combinations Under Irish and US GAAP, all of Elan's acquisitions, except for Dura, have been accounted for using acquisition (purchase) accounting.

Under acquisition accounting, Irish and US GAAP require the fair value of the purchase consideration to be allocated to the net assets acquired based on their fair values on the date of acquisition. The difference between the fair value of the purchase consideration and the fair value of the net assets acquired is goodwill.

Under US GAAP, the fair value of equity securities issued to effect a purchase business combination is determined based on the market price of the equity securities over a reasonable period of time before and after the proposed transaction is announced. Under Irish GAAP, the fair value of shares issued is determined based on the market price of these shares at the acquisition date. There were no material differences between the fair value of shares issued by Elan to effect purchase business combinations under Irish and US GAAP for the periods presented.

Irish GAAP requires an allocation of purchase consideration to identifiable assets which are separable from the business. US GAAP requires an allocation of purchase consideration to identifiable assets whether separable or not. Intangible assets arising under US GAAP purchase accounting requirements are amortised over their estimated remaining useful lives. These lives vary from 3 to 20 years with the average amortisation period being 17 years.

Under US GAAP, the fair value of IPR&D assets has been expensed immediately in the income statement. The amounts treated as IPR&D under US GAAP have been capitalised and treated as either goodwill or acquired IP under Irish GAAP. IPR&D expense was $Nil in 2001 and $246.0 million for 2000. This amount is included in goodwill under Irish GAAP and is currently being amortised. IPR&D expense for 1999 was $84.8 million. This IPR&D arose on the acquisition of Axogen, which was a research and development company. For additional information regarding intangible assets, please refer to Note 10 to the Consolidated Financial Statements. The difference in shareholders' equity between Irish and US GAAP, arising from the expensing of IPR&D, under US GAAP, was $2,121.1 million as at 31 December 2001.

Under Irish GAAP, prior to 31 December 1998, goodwill arising on acquisition was immediately written-off to shareholders' equity. Since 1998, in accordance with Financial Reporting Standard No. 10, "Goodwill and Intangible Assets", goodwill is no longer written-off immediately to shareholders' equity but is capitalised and amortised over its useful life. Irish GAAP requires that, on subsequent disposal or termination of a previously acquired business, any relevant goodwill previously taken directly to shareholders' equity is expensed in the profit and loss account. The difference in shareholders' equity between Irish and US GAAP, arising from goodwill previously written-off immediately against reserves, was $574.3 million as at 31 December 2001.

b Impairment of acquired intellectual property

Under Irish GAAP, FRS 11 requires that intangible assets must be reviewed for impairment if there is any indication that a reduction in value may have occurred during the period. As described in Note 10 to the Consolidated Financial Statements, Elan recorded an impairment to acquired IP of $785.2 million in 2001.

Under US GAAP, there was no impairment as these amounts were previously expensed as IPR&D arising on the acquisitions of Neurex and Sano.

c Impairment of intangible assets

Under Irish GAAP, intangibles are assessed for impairment on the basis of future, time discounted cash flows as per FRS 11. Under Irish GAAP an amount of $44.4 million relating to *Myambutol* was expensed as an impairment charge based on discounted cash flows. Under US GAAP for 2001 and prior periods, intangibles are assessed for impairment only if the undiscounted cash flows fail to recover the carrying amount of the asset as per SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". In 2001, there was no impairment charge under US GAAP since the estimated undiscounted future cash flows for this product recovered the carrying amount of the *Myambutol* intangible asset.

d Accounting for derivatives

Under US GAAP, SFAS No. 133 became effective in 2001. SFAS No. 133 requires that derivatives be recognised as either assets or liabilities and measured at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

Under Irish GAAP, Elan marks free-standing derivative instruments to market at each balance sheet date and the resulting gains and losses are recognised in the profit and loss account. The carrying values of derivative financial instruments are generally reported within current assets or other current liabilities.

The definition of a derivative instrument is significantly broader under US GAAP than under Irish GAAP. This gives rise to a reconciling item between Irish GAAP and US GAAP, as US GAAP requires that certain financial assets and liabilities be accounted for as derivative instruments while Irish GAAP does not require such treatment. The adoption of SFAS No. 133 had a cumulative after tax income impact of approximately $7.8 million relating to embedded derivatives and free-standing warrants. The ongoing financial impact of SFAS No. 133 on Elan's future results and financial position is dependent upon future movements in the value of Elan's derivative instruments. The adoption of SFAS No. 133 may have a material impact on Elan's future US GAAP financial results and financial position depending upon future movements in the value of Elan's derivative instruments. During 2001, the fair value movement in free-standing warrants and embedded derivatives was $21.2 million. The fair value of these derivatives was $53.6 million at 31 December 2001.

During the year Elan exercised its option to convert debt in Ligand into common shares of Ligand. Under Irish GAAP, a gain of $17.7 million has been recognised in the profit and loss account representing the excess in the carrying value of the equity financial instrument received over the carrying value of the convertible debt. Since 1 January 2001, under US GAAP, Elan has accounted for the convertible debt in Ligand in accordance with the requirements of SFAS No. 133 as the conversion option constituted an embedded derivative. As such, changes in fair value of $20.7 million have been recorded in income. The cumulative catch up adjustment for the implementation of SFAS No. 133, recorded at 1 January 2001, included a cumulative gain of $3.9 million with respect to Ligand convertible debt.

e Product acquisitions and alliances

Under Irish GAAP, contingent and potential acquisition payments which are likely to be made in the future are recognised as creditors. These contingent payments on product acquisitions and alliances are capitalised and recognised as creditors on a time discounted basis. A corresponding finance charge is included annually in the profit and loss account. Under US GAAP, such payments are not recognised in the financial statements until the related contingency is resolved. This resulted in a difference between Irish GAAP net loss and US GAAP net income of $34.6 million consisting of finance and amortisation charges and a corresponding difference in shareholders' equity between Irish and US GAAP.

f Financial fixed assets

Under Irish GAAP, non-current financial fixed assets have been stated at cost less provision for permanent diminution in value. Under US GAAP, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), certain financial fixed assets have been classified as available for sale and reported at fair value with unrealised gains and losses being excluded from earnings and reported as a separate component of comprehensive income (net of tax). The difference in shareholders' equity between Irish and US GAAP, arising from differences in the accounting treatment for financial fixed assets, was $52.7 million as at 31 December 2001.

g Warrant subscription receivable

Under US GAAP, Elan recorded a warrant subscription receivable and a corresponding increase in additional paid-in capital reflecting the fair value of the warrants issued pursuant to the Axogen unit offering in November 1996 and the Neuralab unit offering in January 1998. Cash received from Axogen and Neuralab, pursuant to development contracts, has been pro rated between revenue and the warrant subscription receivable. There is no similar accounting requirement under Irish GAAP. There was no net income impact from this difference in Irish and US GAAP during 2001 and 2000. It resulted in a reconciling difference of $4.8 million between Irish and US GAAP net income for 1999.

h Revenue recognition

Contract revenue, including research revenues and licence fees, arises from contracts related to research and development activities on behalf of clients and/or technology licencing and business ventures. Under Irish GAAP, non-refundable up-front licence fee revenue is recognised when earned and when the licensor has no future legal obligation pursuant to the licence fee. Refundable licence fees are treated as deferred revenue until such time as they are no longer refundable.

Under US GAAP, the accounting treatment adopted by Elan for non-refundable up-front licence fees was similar to Irish GAAP prior to 2000. In December 1999, the SEC issued SAB 101. SAB 101 provides guidance on revenue recognition and related disclosures in financial statements. SAB 101 requires deferral and amortisation of up-front licence fees where there is a continuing involvement with the licenced asset through the provision of research and development services, manufacturing services or other similar activities. Elan adopted SAB 101 in 2000.

Following the adoption of SAB 101, Elan defers and amortises up-front licence fees to the income statement over the "performance period". The performance period is the period over which Elan expects to provide services to the licencee. It is determined by the provisions of, and by the facts and circumstances of the relevant contract. Generally, milestone payments have been treated similarly under both Irish GAAP and US GAAP. They have been recognised when earned and non-refundable, and when Elan has no future legal obligation pursuant to the milestone payment. However, the actual accounting for milestones depends on the facts and circumstances of each contract. Elan applies the substantive milestone method in accounting for milestone payments under US GAAP. This method requires that substantive effort must have been applied to achieve the milestone prior to revenue recognition. If substantive effort has been applied, the milestone is recognised as revenue, subject to it being earned, non-refundable and not subject to future legal obligation. This requires an examination of the facts and circumstances of each contract. Substantive effort may be demonstrated by various factors, including the risks associated with achieving the milestone, the period of time over which effort was expended to achieve the milestone, the economic basis for the milestone payment and licencing arrangement and the costs and staffing to achieve the milestone. It is expected that the substantive milestone method will be appropriate for most contracts. If Elan determines the substantive milestone method is not appropriate, Elan will apply the performance method to the relevant contract under US GAAP. This method recognises as revenue the percentage of cumulative non-refundable cash payments earned under the contract, based on the percentage of costs incurred to date compared to the total costs expected under the contract. This is subject to the milestone being earned, non-refundable and not subject to future legal obligation.

Elan implemented SAB 101 in the fourth quarter of 2000. For the year ended 31 December 2000, Elan recorded a non-cash charge of $344.0 million under US GAAP for the cumulative effect of this accounting change relating to revenue recognised in periods up to 31 December 1999. Under US GAAP, revenue was $98.6 million higher and $70.7 million lower than under Irish GAAP for 2001 and 2000, respectively, due to the impact of SAB 101. Elan had a cumulative deferred revenue balance of $316.1 million and $414.7 million as at 31 December 2001 and 2000, respectively, arising from SAB 101. Therefore, shareholders' equity was $316.1 million higher under Irish GAAP than under US GAAP at 31 December 2001.

Total licence fees recognised under Irish GAAP were $188.6 million, $376.9 million and $268.1 million in 2001, 2000 and 1999, respectively. Under US GAAP, in accordance with SAB 101, Elan recognised amortised revenue of $287.2 million and $306.2 million in 2001 and 2000, respectively. Of this, $88.6 million and $155.4 million of the revenue in 2001 and 2000, respectively, were included as part of the SAB 101 cumulative adjustment. Under US GAAP, licence fees of $268.1 million were recognised in 1999.

i Non-consolidated subsidiaries

Under Irish GAAP, EPIL, EPIL II and EPIL III have been consolidated as subsidiaries of Elan. Elan owns 100% of the equity in the companies. The individual investments held by EPIL, EPIL II and EPIL III have remained on Elan's balance sheet and the related loan notes of each of the companies has been included as a liability. Elan has expensed the related interest charge in the profit and loss account.

Under US GAAP, EPIL II and EPIL III have not been consolidated as subsidiaries of Elan. EPIL has been consolidated as a subsidiary of Elan under US GAAP from March 2001 when control of EPIL reverted to Elan as described below. Prior to this date, it was not consolidated. EPIL (prior to March 2001), EPIL II and EPIL III qualify as special purpose entities within the meaning of SFAS No. 125, as Elan has effected a true legal sale of the investments and has not retained control over such assets. Accordingly, the transfer of investments to EPIL (prior to March 2001), EPIL II and EPIL III have been treated as sales of the assets at fair value under US GAAP and the related loan notes have not been included as a liability. Elan has not expensed the related interest charge in the income statement.

EPIL's qualifying special purpose entity status was established in June 1999. EPIL issued $350.0 million of loan notes with a maturity date of June 2002. EPIL II's qualifying special purpose entity status was established in June 2000. EPIL II issued $450.0 million of loan notes with a maturity date of June 2004. EPIL III's qualifying special purpose entity status was established in March 2001. EPIL III issued Series A Guaranteed Notes in the amount of $160.0 million, Series B Guaranteed Notes in the amount of $190.0 million and Series C Guaranteed Notes in the amount of $200.0 million. In March 2001, pursuant to an exchange offer and consent solicitation, EPIL III offered to exchange its Series A Guaranteed Notes and Series B Guaranteed Notes for all the loan notes previously issued by EPIL in June 1999. The consent solicitation requested consents from the holders of EPIL's loan notes to amend the agreements under which these notes were issued. These amendments removed restrictions on EPIL, including those relating to entering into transactions with affiliates, merging, changing its business, amending its charter documents, selling assets or making investments. The acceptance of the exchange offer and consent solicitation by a majority of EPIL's note holders caused control of EPIL to revert to Elan. Effectively upon closing of the exchange offer and consent solicitation, EPIL's qualifying status terminated and EPIL was consolidated by Elan under US GAAP.

The reconciling differences to profit and loss arose mainly due to interest costs and profits on disposals. Under US GAAP, there was no gain or loss to Elan arising from the disposal of investments to EPIL in 1999. There was a gain of $39.2 million to Elan arising from the disposal of investments to EPIL II in June 2000. There was a gain of $40.5 million to Elan arising from the disposal of investments to EPIL III in March 2001. No gain or loss was recognised upon the termination of EPIL's qualifying special purpose entity status in March 2001.

Elan holds a retained interest in EPIL II and EPIL III through its ownership of the retained beneficial interest (100% of the common stock). The retained beneficial interest entitles Elan to any residual proceeds in EPIL II and EPIL III after repayment of the loan notes. Pursuant to the Stock Pledge Agreement, Elan has pledged the common stock in EPIL II and EPIL III to the noteholders of EPIL II and EPIL III, respectively. The holders of the loan notes have control of key voting rights, such as the right to approve the appointment or removal of directors of EPIL II and EPIL III, respectively, and the right to approve amendments to the Memorandum of Association and By-Laws of EPIL II and EPIL III, respectively. The board of directors of each of EPIL II and EPIL III are independent of Elan and are comprised of a majority of independent directors and one director appointed by Elan. EPIL II and EPIL III may dispose of financial assets, upon maturity of their loan notes. Upon the maturity of the loan notes due 2004 and 2005, if there are more than sufficient financial assets to repay the loan notes, the organisational documents of EPIL II or EPIL III do not contain provisions concerning the selection of financial assets, or the amount of financial assets, to be disposed of. In this situation, any decision as to which assets to dispose of would be made by the board of directors of EPIL II and EPIL III. Upon maturity of the loan notes in June 2002, the organisational documents of EPIL III do contain specific provisions concerning the selection of financial assets to be disposed of. When the loan notes of EPIL II and EPIL III are repaid, the Stock Pledge Agreement terminates and Elan is entitled to the residual proceeds, if any, through ownership of the common stock in EPIL II and EPIL III. Elan may bid for the investments held by EPIL II and EPIL III if EPIL II or EPIL III disposes of the investments. If Elan were to bid, it may not bid above the fair value of the investments. Elan does not have a call option or similar unilateral legal right over the transferred investments. Elan has provided direct guarantees to the holders of the loan notes of EPIL II and EPIL III for the repayment of the loan notes and the payment of any unpaid interest. In the event that EPIL II or EPIL III do not meet their obligations to pay amounts due to the noteholders, the noteholders may call upon the Elan guarantees.

Elan's accounting policy is to allocate the previous carrying amount of the financial assets transferred, between the financial assets transferred and the retained interest based on their relative fair values on the date of transfer. The fair value of a retained interest, both for initial and subsequent measurement, is calculated as the fair value of the qualifying special purpose entity's assets less the fair value of its liabilities. For disclosure purposes, the fair value of the assets of EPIL II and EPIL III are estimated using established financial methodologies, including quoted market prices, where available and takes into account the time value of money. The fair value of investments in private entities and non-traded securities of public entities is measured by valuation methodologies including option-pricing models, valuations achieved in recent private placements by the investee and discounted cash flow models (which are discounted at rates in the range of 30-55%). The key assumptions used in measuring the fair value of Elan's retained interests in EPIL II and EPIL III are common stock prices for equity-based assets, and the discount rate used (typically 15% per year) for debt-based assets. The fair value of the liabilities of EPIL II and EPIL III are measured as the total amount outstanding under its loan notes, including accrued but unpaid interest (if any), and takes into account the time value of money. The fair value of the guarantees were measured as de minimis on the transfer dates. The guarantees have been subsequently accounted for as a loss contingency in accordance with the requirements of SFAS No. 5, "Accounting for Contingencies". This requires that Elan make a provision, which would require a charge in Elan's income statement, if it is probable that a payment will be made by Elan under the guarantees.

The EPIL III Series A Guaranteed Notes matured in June 2002. To fund such repayment, EPIL III effected a true legal sale of certain of its financial assets, in accordance with the legal documentation entered into on the formation of EPIL III, to an unaffiliated third party ("Purchaser") for approximately $148 million, representing the estimated fair value of disposed financial assets. The Purchaser raised the financing for the purchase of the financial assets through borrowings under a bank facility. Elan has provided a guarantee and provided cash collateral to the bank to support the Purchaser's obligation to repay the $148 million loan. To the extent such guarantee is called upon, Elan will record a loss in its income statement. In addition, current market conditions for investments in emerging drug delivery, pharmaceutical and biotechnology companies are poor. Elan anticipates that it will record a material non-cash loss provision in the second quarter of 2002 in respect of the guarantees provided by Elan to the noteholders of EPIL II and the remaining noteholders of EPIL III. Elan has not yet determined the amount of this non-cash loss provision. A future recovery in the value of the investments held by EPIL II or EPIL III could result in a reversal of this loss provision. For additional information relating to the disposal of financial assets by EPIL III and prospective impairment charges to financial assets under Irish GAAP, please refer to Note 27 to the Consolidated Financial Statements and "Financial Review—Prospective Information", respectively.

Elan's retained interest in EPIL II and EPIL III had fair values of $Nil on the transfer dates. Elan is carrying the common stock of EPIL II and EPIL III at cost, as they do not qualify as SFAS No. 115 or SFAS No. 115-like debt securities.

On 31 December 2001, the estimated fair value of Elan's retained interest in EPIL II was $9.9 million. An adverse change of 10% (20%) in the common stock prices used to estimate the fair value of equity-based assets held by EPIL II would result in a decline of $15.6 million ($31.0 million) in the estimated fair value of Elan's retained interest in EPIL II. An adverse change of 10% (20%) in the annual discount rate used to estimate the fair value of debt-based assets held by EPIL II would result in a decline of $6.6 million ($13.0 million) in the estimated fair value of Elan's retained interest in EPIL II.

On 31 December 2001, the estimated fair value of Elan's retained interest in EPIL III was $4.0 million. An adverse change of 10% (20%) in the common stock prices used to estimate the fair value of equity-based assets held by EPIL III would result in a decline of $26.8 million ($53.1 million) in the estimated fair value of Elan's retained interest in EPIL III. An adverse change of 10% (20%) in the annual discount rate used to estimate the fair value of debt-based assets held by EPIL III would result in a decline of $11.5 million ($22.1 million) in the estimated fair value of Elan's retained interest in EPIL III.

The sensitivities outlined above regarding the fair value of Elan's retained interests in EPIL II and EPIL III are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in an assumption generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the sensitivities outlined above, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which may magnify or counteract the sensitivities. For example, increases in market interest rates may result in declines in market common stock prices.

With respect to the securitised assets, Elan provides services such as bookkeeping and administration, monitoring, administering compliance with applicable laws and regulations and custodian services. Such services are for the benefit of EPIL II and EPIL III. All compensation paid to Elan represents an arms-length price for those services. In 2001, Elan received a fee of $0.2 million (2000: $0.7 million, 1999: $0.4 million), $0.8 million (2000: $0.4 million, 1999: $Nil) and $0.6 million (2000: $Nil, 1999: $Nil) for providing these services to EPIL, EPIL II and EPIL III, respectively.

j Associate accounting

Under US GAAP, Elan's investment in Amarin is accounted for using the equity method in 2001 based on the percentage of voting equity shares held by the Company at 31 December 2001. Under Irish GAAP, the investment is accounted for using the equity method in 2001 based on the percentage of stock held on a fully diluted basis including non-voting convertible preference shares. This results in a reconciling item to income and shareholders' equity of $11.0 million between US and Irish GAAP.

Under US GAAP, certain investments of Elan were accounted for under the equity method of accounting and treated as associates. Under Irish GAAP, these investments were accounted for under the cost method. These investments were written-off for the purposes of Irish GAAP in 2001 resulting in a reconciling item to net income of $2.0 million due to the different cost basis of the investments.

k Stock option compensation

Elan grants options to employees under its stock option plans. These options are granted at fixed exercise prices equal to the market value on the date of grant. Under Irish GAAP, no compensation cost has been accrued for options awarded to employees as the exercise price has been set equal to the market value on the date of grant.

Under US GAAP, the Group applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issues to Employees" ("APB 25"). In accordance with APB 25, no compensation cost was initially recognised for stock options granted, as they have been granted to employees at market value and at a fixed exercise price. In accordance with FIN No. 44, "Accounting for Certain Transactions Involving Stock Compensation", a compensation expense has been recognised under US GAAP where the original terms of a stock option award were modified. Such modifications result in the fair value of the options being recognised as a compensation expense over any remaining service period. Elan recognised a compensation expense of $0.2 million and $31.8 million in 2001 and 2000, respectively, arising from modifications. The modifications included option acceleration upon severance of employees and a change of status from employees to non-employees. Under Irish GAAP, no compensation expense arises as a result of such modifications.

Under US GAAP, options granted to non-employees have been valued at fair value and the related compensation expense is being amortised over the life of the option. Elan recognised a compensation expense of $0.3 million in 2001 and $0.7 million in 1999, arising from options granted to non-employees. Under Irish GAAP, no compensation expense arises as a result of grants to non-employees.

The disclosures required by SFAS No. 123, "Accounting for Stock Based Compensation" ("SFAS No. 123"), are included on page 137.

l Pensions

The main differences between Irish and US GAAP in accounting for pension costs are:

- Under Irish GAAP, plan assets are valued on the basis of a discounted present value of expected future income. US GAAP requires that plan assets are valued by reference to their market value.
- Under Irish GAAP, pension costs in connection with defined benefit plans are assessed in accordance with the advice of independent actuaries using assumptions and methods which produce the actuaries' best estimates of the cost of providing the relevant pension benefits. US GAAP requires the use of the projected unit credit method and the matching of the projected benefit obligation against the fair value of the plan's assets, as adjusted to reflect any unrecognised obligations or assets.

- Under Irish GAAP, the measurement of plan assets and obligations may be based on the most recent actuarial valuation. Under US GAAP, calculations must be made as of the date of the financial statements or a date not more than three months prior to that date.
- Under Irish GAAP, pension credits are not recognised in the financial statements unless a refund of, or reduction in, contributions is likely. Under US GAAP, a negative pension cost may arise where a significant unrecognised net asset or gain exists at the time of implementation. This is required to be amortised on a straight-line basis over the average remaining service period of employees.

The reconciling difference between Irish and US GAAP was a credit to the US GAAP income statement of $1.1 million in 2001. The disclosures required by SFAS No. 132, "Employer's Disclosures about Pensions and Other Post-Retirement Benefits" ("SFAS No. 132"), are included on pages 135 and 136. Under Irish GAAP, the Company has accounted for pensions in accordance with SSAP 24. A new accounting standard, FRS 17, was issued in 2001 dealing with retirement benefits, which will not be mandatory until 2003. Prior to this, phased transitional disclosures are required, which have been detailed in Note 26 to the Consolidated Financial Statements. The standard introduces changes to the accounting for defined benefit schemes, the basic requirements of which are: pension scheme assets are measured using fair values; pension scheme liabilities are measured using a projected unit method and discounted at the current rate of return; and full actuarial valuations should be obtained at intervals not exceeding three years. There is also a requirement that these valuations should be updated at each balance sheet date.

m Deferred taxation

Under Irish GAAP, deferred taxation is only accounted for to the extent that it is probable that taxation liabilities or benefits will crystallise. Under US GAAP, deferred taxation is accounted for on all temporary differences and a valuation adjustment is established in respect of those deferred taxation assets where it is more likely than not that some portion will not be realised. This did not give rise to a difference between Irish and US GAAP for the Company.

n Consolidated cash flow data

In accordance with Irish GAAP, the Group complies with Financial Reporting Standard No. 1, "Cash Flow Statements" ("FRS 1"). Its objective and principles are similar to those set out in SFAS No. 95, "Statement of Cash Flows" ("SFAS No. 95"). The principal difference between the standards is in respect of classification. Under FRS 1, the Group has presented its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; and (f) financing activities. SFAS No. 95 requires only three categories of cash flow activity, (a) operating; (b) investing; and (c) financing.

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 are included as operating activities under SFAS No. 95. In addition, under FRS 1, cash and liquid resources include short term borrowings repayable on demand. SFAS No. 95 requires movements in such borrowings to be included in financing activities.

For the purposes of cash flows under US GAAP, the Group considers all highly liquid deposits with an original maturity of three months or less to be cash equivalents. Under Irish GAAP, cash represents cash held at bank available on demand offset by bank overdrafts. Liquid resources comprise bank fixed deposits with maturities of greater than one day.

The reconciling difference between Irish GAAP cash and liquid resources and US GAAP cash and cash equivalents is included on page 133. This arises as cash balances held by EPIL (prior to March 2001), EPIL II and EPIL III are included in cash and liquid resources under Irish GAAP as these entities are consolidated under Irish GAAP. As the entities are non-consolidated subsidiaries under US GAAP, their cash balances are not included in cash and cash equivalents under US GAAP. Under US GAAP, there are marketable investments of $90.2 million whose maturity is greater than three months. These are treated as liquid resources under Irish GAAP as they are readily convertible into cash and are traded in an active market.

o New accounting standards (US GAAP)

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations". This statement requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001. The adoption of this standard did not have a material impact on the Company's Consolidated Financial Statements.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which revises the accounting for purchased goodwill and other intangible assets. SFAS No. 142 is effective for fiscal years beginning after 15 December 2001, with earlier adoption permitted. Elan adopted SFAS No. 142 effective 1 January 2002. Under SFAS No. 142, purchased goodwill and intangible assets with indefinite lives are no longer amortised, but instead tested for impairment at least annually. Accordingly, the Company has ceased amortisation of all goodwill as of 1 January 2002. Goodwill amortised was $29.2 million, $20.0 million and $9.1 million in 2001, 2000 and 1999, respectively. Elan does not have any intangible assets, other than goodwill, with indefinite lives. Existing intangible assets with finite lives, primarily patents and trademarks, will continue to be amortised on a straight-line basis over their useful lives.

SFAS No. 142 requires a two step impairment test for goodwill. The first step is to identify reporting units within the business and compare the carrying amount of the reporting unit's assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then the second step is required to be completed, which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. The Company is required to complete a "transitional" impairment test for goodwill as of the beginning of the fiscal year in which the statement is adopted. This transitional impairment test requires that the Company complete step one of the goodwill impairment test within six months from 31 December 2001. The Company is currently completing this transitional impairment test.

SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after 15 June 2002. Elan does not expect that SFAS No. 143 will have a material impact on its financial statements.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this statement are effective for financial statements issued for fiscal years beginning after 15 December 2001. Elan does not expect that SFAS No. 144 will have a material impact on its financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning 1 January 2003, except for the provisions relating to the amendment of SFAS No. 13, which will be adopted for transactions occurring subsequent to 15 May 2002. Adoption of SFAS No. 145 is not expected to have a material impact on the consolidated financial statements.

p Financial statement format

The following is a summary of the material adjustments to net income and shareholders' equity which would be required had the financial statements been prepared in accordance with US GAAP:

(i) Net income/(loss)

	2001 $m	2000 $m	1999 $m
Net (loss)/income as stated under Irish GAAP	(887.2)	342.1	335.9
Adjustments to conform to US GAAP:			
Pooling of interests accounting			
Pre-acquisition results of Dura	(0.4)	32.8	41.7
Merger costs	—	(35.1)	—
Fair value financing costs	—	(2.7)	—
Purchase accounting			
Acquired in-process research and development	—	(246.0)	(84.8)
Amortisation of intangible assets	77.5	16.9	1.6
Other	—	1.0	—
Impairment of acquired intellectual property	785.2	—	—
Impairment of *Myambutol* intangible asset	44.4	—	—
Accounting for derivatives	3.5	—	—
Amortisation of acquired product rights and finance charges	34.6	—	—
Warrant subscription receivable	—	—	(4.8)
Revenue recognition	98.6	(70.7)	—
Non-consolidated subsidiaries	165.1	38.9	11.1
Associate accounting	13.0	—	3.0
Loss on disposal of investment in associate undertaking	—	3.2	—
Stock option compensation expenses	(0.5)	(31.8)	(0.7)
Pensions and other	1.2	0.9	0.4
Net income before cumulative effect of accounting change as stated under US GAAP	335.0	49.5	303.4
Cumulative effect of accounting change (net of tax)	7.8	(344.0)	—
Net income/(loss) as stated under US GAAP	342.8	(294.5)	303.4
Basic earnings per Ordinary Share under US GAAP before cumulative effect of accounting change	$ 1.00	$ 0.16	$ 1.02
Cumulative effect of accounting change	$ 0.02	$ (1.10)	—
Basic earnings/(loss) per Ordinary Share under US GAAP	$ 1.02	$ (0.94)	$ 1.02
Diluted earnings per Ordinary Share under US GAAP before cumulative effect of accounting change	$ 0.93	$ 0.15	$ 0.97
Cumulative effect of accounting change	$ 0.02	$ (1.09)	—
Diluted earnings/(loss) per Ordinary Share under US GAAP	$ 0.95	$ (0.94)	$ 0.97

(ii) Shareholders' equity

	At 31 December 2001 $m	At 31 December 2000 $m
Shareholders' equity as stated under Irish GAAP	5,054.5	5,315.5
Adjustments to conform to US GAAP:		
Pooling of interests accounting		
Elimination of goodwill arising on consolidation of Dura	(1,111.7)	(1,164.6)
Finalisation of Irish GAAP fair value allocations	(52.9)	—
Purchase accounting		
Amortisation of intangible assets	95.1	17.6
Acquired in-process research and development	(2,121.1)	(2,121.1)
Goodwill written-off	574.3	574.3
Other	1.8	1.8
Impairment of acquired intellectual property	785.2	—
Impairment of *Myambutol* intangible asset	44.4	—
Accounting for derivatives	11.3	—
Amortisation of acquired products and finance charges	34.6	—
Financial fixed assets	52.7	15.4
Revenue recognition including cumulative effect of accounting change	(316.1)	(414.7)
Non-consolidated subsidiaries	215.1	50.0
Associate accounting	11.0	(2.0)
Pensions and other	5.7	4.7
Shareholders' equity as stated under US GAAP	3,283.9	2,276.9

US GAAP Condensed Financial Data

Due to the differences between Irish and US GAAP, and in particular the accounting of the merger of Dura and Elan as a pooling of interests under US GAAP, the following condensed financial data has been prepared for the benefit of United States investors on pages 130 to 132.

Under Irish GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the Group and which individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence. Under US GAAP, exceptional items would be included in operating income, unless they relate to discontinued operations. Cash flows relating to product rationalisations are included in operating cash flows.

US GAAP Income Statement Data

	2001 $m	2000 $m	1999 $m
Revenue	1,862.5	1,521.4	1,312.5
Costs and expenses:			
Cost of sales	379.5	321.3	257.0
Selling, general and administrative expenses	603.4	512.1	406.0
Research and development expenses	321.2	322.2	289.4
Other charges, primarily relating to the acquisition of in-process research and development, asset and investment write-offs, merger costs, rationalisation and similar costs	362.9	445.7	88.6
Total operating expenses	1,667.0	1,601.3	1,041.0
Operating income/(loss)	195.5	(79.9)	271.5
Net interest and other income	156.9	138.8	55.9
Income before provision for income taxes	352.4	58.9	327.4
Provision for income taxes	(17.4)	(9.4)	(24.0)
Net income before cumulative effect of accounting change	335.0	49.5	303.4
Cumulative effect of accounting change (net of tax)	7.8	(344.0)	—
Net income/(loss) after cumulative effect of accounting change	342.8	(294.5)	303.4

US GAAP Comprehensive Income Statement Data

	2001 $m	2000 $m	1999 $m
Net income/(loss)	342.8	(294.5)	303.4
Other comprehensive income:			
Foreign currency translation adjustment	(3.3)	(0.9)	(1.3)
Unrealised gains on securities	54.2	19.9	36.6
Reclassification adjustment for (gains)/losses included in net income	(16.4)	(15.5)	10.6
Other comprehensive income	34.5	3.5	45.9
Comprehensive income/(loss)	377.3	(291.0)	349.3

US GAAP Balance Sheet Data

	At 31 December 2001 $m	At 31 December 2000 $m
Current Assets		
Cash and cash equivalents	1,572.5	802.5
Marketable investment securities	798.4	358.7
Accounts receivable and prepayments	425.1	340.5
Inventories	183.6	155.2
Total current assets	2,979.6	1,656.9
Property, plant and equipment	401.1	353.5
Intangible assets	2,124.6	1,999.9
Other non-current assets	858.4	642.7
Total assets	6,363.7	4,653.0
Liabilities and Shareholders' Equity		
Current liabilities	948.8	552.5
Other liabilities	131.9	33.7
Deferred revenue	316.1	414.7
Long term and convertible debt	1,677.8	1,375.6
Minority interest	5.2	(0.4)
	3,079.8	2,376.1
Shareholders' Equity		
Share capital	19.9	18.7
Additional paid-in capital	4,534.6	3,906.0
Retained earnings and other reserves	(1,270.6)	(1,647.8)
Shareholders' equity	3,283.9	2,276.9
Total liabilities and shareholders' equity	6,363.7	4,653.0

US GAAP Cash Flow Data

	Year Ended December 31,		
	2001 $000s	2000 $000s	1999 $000s
Cash flows from operating activities:			
Net income/(loss)	342.8	(294.5)	303.4
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:			
Cumulative effect of accounting change for implementation of SAB 101	—	344.0	—
SFAS No. 133 accounting for derivatives	(34.2)	—	—
Amortisation of deferred revenue	(98.6)	70.7	—
Acquisition of in-process research and development	—	246.0	84.8
Depreciation and amortisation	177.6	158.5	117.5
Accrued interest expense on loan notes	46.9	29.2	28.3
Gain on sale of marketable investment securities	(93.3)	(68.3)	(33.9)
Disposals/write-down of assets and investments (net)	334.4	76.2	0.3
Net changes in assets and liabilities:			
Decrease/(increase) in receivables	22.5	(108.0)	(59.8)
Increase in inventories	(37.6)	(41.5)	(36.1)
(Decrease)/increase in accounts payable and accruals	(124.0)	(22.6)	71.4
Other	6.1	16.6	0.5
Net cash provided by operating activities	542.6	406.3	476.4
Cash flows from investing activities:			
Proceeds from disposal of property, plant and equipment	2.0	19.8	11.7
Purchase of property, plant and equipment	(120.8)	(73.8)	(94.2)
Purchase of investments	(640.7)	(390.8)	(386.1)
Proceeds from disposal of investments	339.4	259.3	261.5
Purchase of marketable investment securities	(524.2)	(146.3)	(178.1)
Sale and maturity of marketable investment securities	331.7	189.7	117.9
Purchase of intangible assets	(295.0)	(131.8)	(161.0)
Proceeds from disposal of intangible assets	11.2	—	—
Other	—	—	(5.5)
Part disposal of subsidiary	41.9	—	—
Acquisition of subsidiaries primarily represented by:			
Goodwill and other intangible assets arising on acquisitions	(9.5)	(112.1)	(180.1)
Net cash used in investing activities	(864.0)	(386.0)	(613.9)
Cash flows from financing activities:			
Proceeds from sale of share capital	304.8	91.4	42.3
Purchase of treasury stock	—	—	(18.2)
Proceeds from sale of treasury stock	—	—	5.0
Repayment of loans	(205.5)	(495.4)	(118.3)
Issue of loan notes	650.0	—	—
Bank loans	342.8	200.0	125.2
Net cash provided by financing activities	1,092.1	(204.0)	36.0
Effect of exchange rate changes on cash	(0.7)	(0.8)	(0.4)
Net increase/(decrease) in cash and cash equivalents	770.0	(184.5)	(101.9)
Cash and cash equivalents at beginning of year	802.5	987.0	1,088.9
Cash and cash equivalents at end of year	1,572.5	802.5	987.0

132

Cash Balances

Reconciliation Between Irish GAAP and US GAAP

	At 31 December 2001 $m	At 31 December 2000 $m
Cash and liquid resources (Irish GAAP)	1,819.5	983.9
Non-consolidated subsidiaries cash balances	(156.8)	(182.1)
Marketable investments	(90.2)	—
Other	—	0.7
Cash and cash equivalents (US GAAP)	1,572.5	802.5

Marketable Investment Securities (US GAAP)

For the purposes of US GAAP, the following information on marketable investment securities is presented in accordance with the requirements of SFAS No. 115.

	2001 US$m	2000 US$m
Trading securities		
Debt	94.0	3.5
Equity	108.6	60.2
	202.6	63.7
Available for sale securities		
Debt	258.0	55.5
Equity	305.3	257.1
	563.3	312.6
Held to maturity securities	57.8	71.3
Total marketable investment securities (current and non-current)	823.7	447.6

The cash inflows arising from the sale of marketable investment securities were $331.7 million, $189.7 million and $117.9 million in 2001, 2000 and 1999, respectively. The cash outflows arising from the purchase of marketable investment securities were $524.2 million, $146.3 million and $178.1 million in 2001, 2000 and 1999, respectively.

Available for sale

Available for sale securities at 31 December 2001 and 2000 are analysed as follows:

	Cost	Unrealised Gains	Unrealised Losses	Fair Value
At 31 December 2001				
Equity securities	**282.1**	**46.8**	**(23.6)**	**305.3**
Debt securities	**228.4**	**31.9**	**(2.3)**	**258.0**
At 31 December 2000				
Equity securities	239.1	32.1	(14.1)	257.1
Debt securities	46.6	10.0	(1.1)	55.5

Available for sale securities consist of equity and debt securities. The net unrealised holding gains on available for sale equity securities as at 31 December 2001, 31 December 2000 and 31 December 1999 were $23.2 million, $18.0 million and $10.6 million, respectively. The net unrealised holding gains on available for sale debt securities as at 31 December 2001, 31 December 2000 and 31 December 1999, were $29.6 million, $8.9 million and $7.1 million, respectively. The cash inflows arising from sales of available for sale securities during 2001, 2000 and 1999 were $188.4 million, $106.4 million and $66.6 million, respectively. The cash outflows arising from purchases of available for sale securities during 2001, 2000 and 1999 were $260.5 million, $40.5 million and $85.2 million, respectively.

Based on fair value, the maturity of debt securities classified as available for sale at 31 December 2001 was $10.7 million within one year, $117.3 million within one to five years and $130.0 million between five and ten years. The maturity of debt securities classified as available for sale at 31 December 2000 was $2.5 million within one year, $28.3 million within one to five years and $24.7 million between five and ten years. Based on cost, the maturity of debt securities classified as available for sale at 31 December 2001 was $11.0 million within one year, $98.5 million within one to five years and $118.9 million between five and ten years. The maturity of debt securities classified as available for sale at 31 December 2000 was $3.0 million within one year, $18.9 million within one to five years and $24.7 million between five and ten years.

The gross realised gains on available for sale securities for 2001, 2000 and 1999 were $53.1 million, $92.8 million and $20.0 million, respectively. The gross realised losses on available for sale securities in 2001, 2000 and 1999 were $2.2 million, $1.0 million and $6.1 million, respectively. The cost basis for determining realised gains and losses is based on cost.

Elan has accounted for available for sale debt securities at fair value in 2001. The fair value of these debt securities was approximately $258.0 million and $55.5 million as of 31 December 2001 and 31 December 2000, respectively. The original cost of these debt securities was $228.4 million and $46.6 million as of 31 December 2001 and 31 December 2000, respectively. These debt securities have been disclosed in this note in accordance with the disclosure requirements of SFAS No. 115.

Elan has accounted for certain free-standing warrants and embedded derivatives in accordance with SFAS No. 133 in 2001, resulting in a cumulative catch up adjustment of $7.8 million as at 1 January 2001 and a fair value movement of $21.2 million for 2001. These derivatives had a fair value of $53.6 million at 31 December 2001. Prior to 2001, Elan has accounted for free-standing available for sale warrants and debt at cost. They were not accounted for at fair value in the Irish GAAP to US GAAP reconciliation of either shareholders' equity or net income, as Elan believed the differences were not material to either its financial position or results of operations for 2000 or 1999, respectively. The fair value of these free-standing warrants was approximately $16.0 million and $8.0 million at 31 December 2000 and 31 December 1999, respectively. The original cost of these free-standing warrants was $2.0 million and $2.0 million at 31 December 2000 and 31 December 1999, respectively. The increase in fair value of these warrants was not considered material to Elan's financial condition and results of operations for 2000 and 1999, respectively. The fair value of these debt securities was approximately $55.5 million and $72.0 million at 31 December 2000 and 31 December 1999, respectively. The original cost of available for sale debt securities was $46.6 million and $64.9 million at 31 December 2000 and 31 December 1999, respectively. These debt securities have been disclosed in this note in accordance with the disclosure requirements of SFAS No. 115. The increase in the fair value of these debt securities was not considered material to Elan's financial condition and results of operations for 2000 and 1999, respectively.

Held to maturity

The fair value of held to maturity securities approximated their cost as of 31 December 2001 and 31 December 2000.

Based on amortised cost, the maturity of fixed income securities classified as held to maturity at 31 December 2001 were $32.5 million within one year and $25.3 million within one to five years, respectively. The maturity of fixed income securities classified as held to maturity at 31 December 2000 were $37.9 million within one year and $33.4 million within one to five years, respectively. The cash inflows arising from maturities of held to maturity securities during 2001, 2000 and 1999 were $87.0 million, $79.0 million and $47.0 million, respectively. The cash outflows arising from purchases of held to maturity securities during 2001, 2000 and 1999 were $73.5 million, $78.5 million and $82.5 million, respectively.

Trading securities

The unrealised gains included in earnings for 2001, 2000 and 1999 were $7.7 million, $21.9 million and $10.8 million, respectively. The unrealised losses included in earnings for 2001, 2000 and 1999 were $2.7 million, $Nil and $Nil, respectively.

Pension and Post-Retirement Benefits (US GAAP)

For the purposes of US GAAP, the pension costs of the major Irish retirement plans have been restated in the following tables in accordance with the requirements of SFAS No. 132. The Company funds the pension entitlements of certain employees through defined benefit plans. Two plans are operated for Irish employees. In general, on retirement, a member is entitled to a pension calculated at 1/60th of final pensionable salary for each year of pensionable service, subject to a maximum of 40 years. These plans are managed externally and the related pension costs and liabilities are assessed in accordance with the advice of professionally qualified actuaries. The investments of the plans as at 31 December 2001 consisted of units held in independently administered funds.

Change in benefit obligation:	2001 $m	2000 $m	1999 $m
Benefit obligation at beginning of year	**15.4**	13.0	10.5
Service cost	**1.2**	1.1	1.2
Interest cost	**0.9**	0.7	0.6
Plan participants' contributions	**1.4**	1.1	0.9
Actuarial gain	**1.5**	0.4	0.6
Benefits paid	**0.2**	(0.2)	—
Foreign currency exchange rate changes	**(0.9)**	(0.7)	(0.8)
Benefit obligation at end of year	**19.7**	15.4	13.0

Change in plan assets:	At December 31 2001 $m	At December 31 2000 $m
Fair value of plan assets at beginning of year	17.4	16.2
Actual return on plan assets	(0.9)	(0.4)
Employer contribution	1.9	1.7
Plan participants' contributions	1.4	1.1
Benefits paid	0.2	(0.2)
Foreign currency exchange rate changes	(1.0)	(1.0)
Fair value of plan assets at end of year	19.0	17.4
Funded status	(0.7)	2.0
Unrecognised net actuarial gain	5.5	1.6
Unamortised prior service cost	0.9	1.0
Unrecognised transition obligation	—	0.1
Prepaid benefit cost	5.7	4.7

The net periodic pension cost was comprised of the following:	2001 $m	2000 $m	1999 $m
Service cost	1.2	1.1	1.2
Interest cost	0.9	0.7	0.7
Expected return on plan assets	(1.6)	(1.4)	(1.1)
Amortisation of prior service cost	0.1	0.1	—
Net periodic pension cost	0.6	0.5	0.8

The weighted average assumptions used in the calculation of the pension cost for 2001 were a discount rate of 6% (2000: 6.25%), an expected return on plan assets of 9% (2000: 9%) and a 4% (2000: 4.25%) rate of compensation increase.

In addition, Elan operates a number of defined contribution pension plans, primarily for employees outside of Ireland. The costs of these plans are charged to the income statement in the period they are incurred. The pension cost for these plans was $9.9 million, $7.3 million and $2.6 million for 2001, 2000 and 1999, respectively.

Compensation Cost (US GAAP)

Elan grants options to employees under the Group's stock option plans. These options are granted at fixed exercise prices equal to the market value on the date of grant.

The Company applies APB 25 in accounting for its stock option plans and, accordingly under US GAAP, no compensation expense is recognised when stock options are initially granted to employees as the exercise price is equal to the market price on the date of grant. If the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the effect on net income under US GAAP is as shown below.

	2001 $m	2000 $m	1999 $m
Net income/(loss) under US GAAP as reported	342.8	(294.5)	303.4
Compensation cost	(156.5)	(113.2)	(72.2)
Pro-forma net income/(loss)	186.3	(407.7)	231.2
Basic earnings/(loss) per Ordinary Share			
As reported	$ 1.02	$ (0.94)	$ 1.02
Pro-forma	$ 0.55	$ (1.30)	$ 0.78
Diluted earnings/(loss) per Ordinary Share			
As reported	$ 0.95	$ (0.94)	$ 0.97
Pro-forma	$ 0.52	$ (1.30)	$ 0.74

The weighted average fair value of the individual options granted during the years ended 31 December 2001, 2000 and 1999 is estimated as $21.47, $17.79 and $12.33, respectively, on the date of grant. The fair value of options granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001	2000	1999
Risk-free interest rate	3.47%	5.98%	4.76%
Volatility	46.99%	46.66%	42.71%
Dividend yield	Nil	Nil	Nil
Expected life (years)	4.1	3.8	5.0

Selected Financial Data

Selected Financial Data

The selected financial data set forth below as of and for the years ended 31 December 2001, 2000, 1999, 1998 and 1997 have been derived from Elan's audited Consolidated Financial Statements, which have been restated under US GAAP to incorporate the results of Dura. Such audited Consolidated Financial Statements of Elan have been audited by KPMG, Chartered Accountants, who have placed reliance on the opinion of Deloitte and Touche, LLP, with respect to their audits of the US Financial Statements of Dura for each of the years ended 31 December 2000, 1999, 1998 and 1997, respectively. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, the Consolidated Financial Statements of the Company and the Notes thereto, which are included elsewhere in this document.

Operating income and net income in 2001 includes $7.8 million income relating to the cumulative catch up adjustment for the implementation of SFAS No. 133.

Group Financial Record—US GAAP

The selected financial data under US GAAP has been restated to take into account the merger with Dura which was accounted for using pooling of interests accounting.

	Year Ended 31 December 2001	Year Ended 31 December 2000	Year Ended 31 December 1999	Year Ended 31 December 1998	Year Ended 31 December 1997
			($m, except per share data)		
Income Statement Data:					
Total revenue	1,862.5	1,521.4	1,312.5	878.8	568.6
Operating income/(loss)	195.5(1)	(79.9)(3)	271.5(5)	(1,191.7)(6)	55.9(7)
Net income/(loss)	342.8(2)	(294.5)(4)	303.4(5)	(1,190.7)(6)	77.9(7)
Basic earnings/(loss) per Ordinary Share(8)	$ 1.02(2)	$ (0.94)(4)	$ 1.02(5)	$ (4.42)(6)	$ 0.34(7)
Diluted earnings/(loss) per Ordinary Share(8)	$ 0.95(2)	$ (0.94)(4)	$ 0.97(5)	$ (4.42)(6)	$ 0.31(7)

	At 31 December 2001	At 31 December 2000	At 31 December 1999	At 31 December 1998	At 31 December 1997
			($m, except share data)		
Balance Sheet Data:					
Cash, cash equivalents and marketable investment securities	2,396.2	1,250.1	1,285.6	1,276.0	928.3
Total assets	6,363.7	4,653.0	3,871.7	3,279.2	1,916.0
Long term liabilities	1,677.8	1,375.6	1,586.0	1,615.1	622.1
Total shareholders' equity	3,283.9	2,276.9	1,751.1	1,367.3	1,180.0
Number of shares outstanding	349.8	322.5	298.8	293.7	238.9

1. *After other charges of $362.9 million primarily relating to asset write-down costs, severance, rationalisation, integration and similar costs.*
2. *After other charges of $362.9 million primarily relating to asset write-down costs, severance, rationalisation, integration and similar costs and after $7.8 million relating to the cumulative catch up adjustment for the implementation of SFAS No. 133.*
3. *After other charges of $445.7 million primarily relating to the acquisition of IPR&D, merger costs, rationalisation, integration and similar costs.*
4. *After other charges of $445.7 million primarily relating to the acquisition of IPR&D, merger costs, rationalisation, integration and similar costs and after $344.0 million relating to the cumulative adjustment for the implementation of SAB 101.*
5. *After other charges of $88.6 million primarily relating to the acquisition of IPR&D.*
6. *After other charges of $1,423.7 million primarily relating to the acquisition of IPR&D, rationalisation and integration costs, a loss on a sale of a business and a contribution to Axogen.*
7. *After other charges of $121.0 million primarily relating to the acquisition of IPR&D and the acquisition of purchase options.*
8. *Earnings per share is based on the weighted average number of outstanding Ordinary Shares and the effect of potential dilutive securities including options, warrants and convertible securities.*

Group Financial Record—Irish GAAP

	Year Ended 31 December 2001	Year Ended 31 December 2000	Year Ended 31 December 1999	Year Ended 31 December 1998	Year Ended 31 December 1997
			($m, except per share data)		
Profit and Loss Account Data:					
Total revenue	**1,740.7**	1,302.0	1,007.8	676.7	389.2
Operating (loss)/profit	**(829.7)(1)**	296.3(3)	309.5	148.1(5)	140.6
Retained (loss)/profit	**(887.2)(2)**	342.1(4)	335.9	146.4(6)	179.6
Basic (loss)/earnings per Ordinary Share(7)	**$ (2.64)(2)**	$ 1.19(4)	$ 1.26	$ 0.62(6)	$ 0.90
Diluted (loss)/earnings per Ordinary Share(7)	**$ (2.64)(2)**	$ 1.10(4)	$ 1.19	$ 0.56(6)	$ 0.81

	At 31 December 2001	At 31 December 2000	At 31 December 1999	At 31 December 1998	At 31 December 1997
			($m, except share data)		
Balance Sheet Data:					
Working capital	**1,223.5**	940.7	753.7	952.0	553.6
Total assets	**9,439.6**	8,096.8	4,674.2	3,799.4	1,152.8
Long term liabilities	**3,048.2**	2,157.6	1,550.9	1,234.7	319.1
Total shareholders' equity	**5,054.5**	5,315.5	2,687.6	2,332.1	770.4
Number of shares outstanding	**349.8**	322.5	269.1	264.0	208.3

1. *After exceptional items of $957.8 million primarily relating to a write-down of acquired intellectual property, asset write-downs, severance, rationalisation, integration and similar costs and product rationalisations.*
2. *After exceptional items of $964.6 million primarily relating to a write-down of acquired intellectual property, asset write-downs, investment write-downs, severance, rationalisation, integration and similar costs and product rationalisations.*
3. *After exceptional items of $79.3 million primarily relating to severance, rationalisation, integration and similar costs, a product withdrawal and asset write-downs.*
4. *After exceptional items of $113.6 million primarily relating to severance and rationalisation costs, a product withdrawal and asset write-downs.*
5. *After exceptional items of $98.8 million primarily relating to a contribution of $67.5 million to Axogen and a charge of $31.3 million relating to the rationalisation and integration of acquisitions.*
6. *After exceptional items of $112.6 million primarily relating to a contribution of $67.5 million to Axogen, a charge of $41.8 million relating to the rationalisation and integration of acquisitions and a charge of $3.3 million related to a loss on disposal of investments.*
7. *Earnings per share is based on the weighted average number of outstanding Ordinary Shares and the effect of potential dilutive securities including options, warrants and convertible securities.*

Elan has not paid cash dividends on its Ordinary Shares in the past. The declaration of any cash dividends will be at the recommendation of Elan's board of directors. The recommendations of Elan's board of directors will depend upon the earnings, capital requirements and financial condition of Elan and other relevant factors. Although Elan does not anticipate that it will pay any cash dividends on its Ordinary Shares in the foreseeable future, Elan expects that its board of directors will review Elan's dividend policy on a regular basis. Dividends may be paid on Elan's Executive Shares and 'B' Executive Shares at a time when no dividends are being paid on the Ordinary Shares. For additional information regarding the Executive Shares and 'B' Executive Shares, please refer to Note 17 to the Consolidated Financial Statements.

Nature of Trading Market

Elan ADSs are traded on the NYSE under the symbol "ELN". The following table sets forth the high and low per share sales prices of the Elan ADSs on the NYSE Composite Tape for the periods indicated as reported in published financial sources.

	High $	Low $
1997	28.44	15.00
1998	37.97	24.06
1999	43.63	21.25
2000 – Quarter 1	48.25	26.00
– Quarter 2	49.00	36.50
– Quarter 3	59.88	46.25
– Quarter 4	60.13	43.25
2001 – Quarter 1	57.80	42.75
– Quarter 2	65.00	47.85
– Quarter 3	62.85	41.50
– October	52.00	44.36
– November	46.80	39.35
– December	46.24	40.25
2002 – January	45.18	22.40
– February	30.15	12.01
– March	15.95	13.00
– April	13.97	10.40
– May	12.60	9.06

Elan's Ordinary Shares are also traded in Dublin on the Official List of the Irish Stock Exchange and in London on the Official List of the London Stock Exchange. The volume of trading in Elan's Ordinary Shares on such markets is limited.

A total of 350,394,380 Ordinary Shares of Elan were issued and outstanding at 31 May 2002, of which 1,150 Ordinary Shares were held by holders of record in the United States, excluding shares held in the form of American Depositary Receipts ("ADRs"). 314,895,241 Ordinary Shares were represented by Elan ADSs, evidenced by ADRs issued by The Bank of New York, as depositary, pursuant to a deposit

140

agreement. At 31 May 2002, the number of holders of record of Ordinary Shares was 4,341, which includes six holders of record in the United States, and the number of registered holders of ADRs in the United States was 4,129. Because certain of these Ordinary Shares and ADRs were held by brokers or other nominees, the number of holders of record or registered holders in the United States and Ireland is not representative of the number of beneficial holders or of the residence of beneficial holders.

American Depositary Warrant Shares ("ADWSs") representing warrants to purchase Elan ADSs, traded on the NYSE under the symbol "ELNWSA" ("A-Series Warrants"). These warrants expired on 31 December 2001. The ADWSs representing A-Series Warrants were evidenced by American Depositary Warrant Receipts issued by The Bank of New York, as depositary, under a deposit agreement. Each A-Series Warrant was exercisable for two Elan ADSs at an exercise price of $37.54. A second series of ADWSs, representing warrants to purchase Elan ADSs, trade on the NYSE under the symbol "ELNWSB" ("B-Series Warrants"). The ADWSs representing B-Series Warrants are evidenced by American Depositary Warrant Receipts issued by The Bank of New York, as depositary, under a deposit agreement. Each B-Series Warrant is exercisable for two Elan ADSs at an exercise price of $65.01. The following table sets forth the high and low sales prices per ADWS representing both A-Series Warrants and B-Series Warrants on the NYSE Composite Tape for the periods indicated as reported in published financial sources.

	A-Series Warrants		B-Series Warrants	
	High $	Low $	High $	Low $
2000 – Quarter 1	59.75	25.50	43.25	24.00
– Quarter 2	61.56	42.19	43.25	40.75
– Quarter 3	84.00	59.25	65.38	42.75
– Quarter 4	83.50	54.00	65.75	40.50
2001 – Quarter 1	78.50	51.38	60.00	37.56
– Quarter 2	92.50	61.24	68.40	45.00
– Quarter 3	87.50	48.30	63.19	34.00
– October	63.55	53.20	47.50	36.20
– November	55.61	42.50	39.00	29.50
– December	52.01	44.30	39.50	32.00
2002 – January	—	—	34.20	11.00
– February	—	—	13.35	1.20
– March	—	—	3.70	2.00
– April	—	—	1.80	1.00
– May	—	—	1.04	0.35

A total of 1,247,250 ADWSs representing B-Series Warrants were issued and outstanding as of 31 May 2002 and were held by 99 holders of record as of that date. Because some ADWSs representing B-Series Warrants were held by brokers and other nominees, the number of holders of record or registered holders is not representative of the number of beneficial holders.

In connection with the acquisition of Dura, Elan acquired two additional series of warrants to purchase Elan ADSs, trading on Nasdaq under the symbols "ELANZ" ("Z-Series Warrants"), formerly traded under the symbol "DURAZ", and "ELANW" ("W-Series Warrants"), formerly traded under the symbol "DURAW". Each Z-Series Warrant is exercisable for 0.1276 of an Elan ADS at an exercise price of $26.72 per Elan

ADS. Each W-Series Warrant is exercisable for 0.1679 of an Elan ADS at an exercise price of $81.67 per Elan ADS. CVRs trade on the Nasdaq under the symbol "LCVRZ". The CVRs began trading on 15 May 2000. The following table sets forth the high and low sales prices for Z-Series Warrants, W-Series Warrants and for CVRs for the periods indicated as reported in published financial sources.

	Z-Series		W-Series		CVRs	
	High $	Low $	High $	Low $	High $	Low $
2001 – Quarter 1	5.19	3.19	1.06	0.41	1.56	0.75
– Quarter 2	5.45	3.95	1.00	0.40	1.44	0.22
– Quarter 3	5.10	2.75	0.94	0.16	0.24	0.10
– October	3.85	3.30	0.39	0.17	0.21	0.08
– November	3.40	2.58	0.36	0.15	0.17	0.10
– December	3.60	2.88	0.24	0.10	0.16	0.11
2002 – January	3.60	1.15	0.22	0.01	0.14	0.08
– February	1.85	0.35	0.06	0.01	0.10	0.03
– March	0.90	0.44	0.06	0.02	0.06	0.02
– April	0.64	0.44	0.05	0.03	0.08	0.04
– May	0.60	0.44	0.04	0.02	0.06	0.01

A total of 43,057,544 CVRs were either issued and outstanding or issuable as of 31 May 2002 and were held by 604 holders of record as of that date. Because some of these CVRs were held by brokers or other nominees, the number of holders of record is not representative of the number of beneficial holders.

Exchange Controls and Other Limitations Affecting Security Holders

Irish exchange control regulations ceased to apply from and after 31 December 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies such as Elan. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act, 1992, gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries. Financial transfers are broadly defined and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the member states of the European Union. The acquisition or disposal of ADRs representing shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition.

Any transfer of, or payment in respect of, an ADS involving the government of any country which is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. Currently, there are orders in force by the Minister for Finance of Ireland under the Financial Transfers Act, 1992, including restrictions applicable to Angola, Federal Republic of Yugoslavia, Republic of Serbia, Iraq and Afghanistan. In addition to the prohibitions on financial transfers referred to above, there are also a number of Ministerial Orders prohibiting the supply of certain products and services to a number of states. At present, these restrictions apply to Angola and the Federal Republic of Yugoslavia (Serbia and Montenegro and certain areas of the Republics of Croatia and Bosnia—Herzegovina), Afghanistan, Liberia,

Iraq, Myanmar (formerly Burma) and Zimbabwe. Elan does not anticipate that orders under the Financial Transfers Act, 1992, or United Nations sanctions implemented into Irish law will have a material effect on its business.

Irish Taxation

The following is a general description of Irish taxation inclusive of certain Irish tax consequences to United States Holders (as defined below) of the purchase, ownership and disposition of Elan ADSs or Ordinary Shares. As used herein, references to the Elan Ordinary Shares include Elan ADSs representing such Elan Ordinary Shares, unless the tax treatment of the Elan ADSs and Ordinary Shares has been specifically differentiated. This description is for general information purposes only and does not purport to be a comprehensive description of all the Irish tax considerations that may be relevant in a United States Holder's decision to purchase, hold or dispose of Elan Ordinary Shares. It is based on the various Irish Taxation Acts, all as in effect on 31 March 2002 and all of which are subject to change (possibly on a retroactive basis). The Irish tax treatment of a United States Holder of Elan Ordinary Shares may vary depending upon such holder's particular situation, and holders or prospective purchasers of Elan Ordinary Shares are advised to consult their own tax advisors as to the Irish or other tax consequences of the purchase, ownership and disposition of Elan Ordinary Shares.

For the purposes of this tax description, a "United States Holder" is a holder of Elan Ordinary Shares that is: (i) a citizen or resident of the United States; (ii) a corporation or partnership created or organised in or under the laws of the United States or of any political subdivision thereof; (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust, if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States persons have the authority to control all substantial decisions of such trust.

Taxation of Corporate Income

Elan is a public limited company incorporated, and resident for tax purposes, in Ireland. Under current Irish legislation, a company is regarded as resident for tax purposes in Ireland if it is centrally managed and controlled in Ireland, or, in certain circumstances, if it is incorporated in Ireland. The Taxes Consolidation Act, 1997, provides that a company which is resident in Ireland and which is not resident elsewhere shall be entitled to have any income from a qualifying patent disregarded for taxation purposes. The legislation does not provide a termination date for this relief. A qualifying patent means a patent in relation to which the research, planning, processing, experimenting, testing, devising, designing, developing or similar activities leading to the invention which is the subject of the patent were carried out in Ireland. Income from a qualifying patent means any royalty or other sum paid in respect of the use of the invention to which the qualifying patent relates, including any sum paid for the grant of a licence to exercise rights under such patent, where that royalty or other sum is paid, for the purpose of activities which would be regarded under Irish law as the manufacture of goods (to the extent that the payment does not exceed an arms-length rate), or by a person who is not connected with Elan. Accordingly, Elan's income from such qualifying patents is disregarded for taxation purposes in Ireland. Any Irish manufacturing income of Elan and its subsidiaries is taxable at the rate of 10% in Ireland until 31 December 2010. Income arising from qualifying activities in Elan's Shannon-certified subsidiary is taxable at the rate of 10% in Ireland until 31 December 2005. From 1 January 2006, it is anticipated, based on Irish legislation currently enacted, that such income will be taxable at a rate of 12.5%. Any trading income of Elan which does not qualify for the patent exemption or the 10% rate of tax is taxable at the Irish corporation tax rate of 16% (which is reducing to a rate of 12.5% from 1 January 2003) in respect of trading income for the year 2002. Non-trading income is taxable at 25%.

Taxation of Capital Gains and Dividends

A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of Elan Ordinary Shares. Unless exempted, all dividends paid by Elan other than dividends paid out of exempt patent income, will be subject to Irish withholding tax at the standard rate of income tax in force at the time the dividend is paid, currently 20%. An individual shareholder resident in a country with which Ireland has a double tax treaty, which includes the United States, or in a member state of the European Union, other than Ireland (together, a "Relevant Territory"), will be exempt from withholding tax provided he or she makes the requisite declaration.

Corporate shareholders who: (i) are ultimately controlled by residents of a Relevant Territory; (ii) are resident in a Relevant Territory and are not controlled by Irish residents; (iii) have the principal class of their shares, or of a 75% parent, traded on a stock exchange in a Relevant Territory; or (iv) are wholly owned by two or more companies, each of whose principal class of shares is substantially and regularly traded on one or more recognised stock exchanges in a Relevant Territory or Territories, will be exempt from withholding tax on the production of the appropriate certificates and declarations.

Holders of Elan ADSs will be exempt from withholding tax if they are beneficially entitled to the dividend and their address on the register of depositary shares maintained by the depositary is in the United States, provided that the depositary has been authorised by the Irish Revenue Commissioners as a qualifying intermediary and provided the appropriate declaration is made by the holders of the ADSs. Where such withholding is made, it will satisfy the liability to Irish tax of the shareholder except in certain circumstances where an individual shareholder may have an additional liability. A charge to Irish social security taxes and other levies can arise for individuals. However, under the Social Welfare Agreement between Ireland and the United States, an individual who is liable for United States social security contributions can normally claim exemption from these taxes and levies.

Irish Capital Acquisitions Tax

A gift or inheritance of Elan Ordinary Shares will be and, in the case of Elan warrants or ADWSs representing such Elan warrants, may be, within the charge to Irish capital acquisitions tax, notwithstanding that the person from whom the gift or inheritance is received is domiciled or resident outside Ireland. Capital acquisitions tax is charged at the rate of 20% above a tax free threshold. This tax free threshold is determined by the relationship between the donor and the successor or donee. It is also affected by the amount of the current benefit and previous benefits taken since 5 December 1991 from persons within the same capital acquisitions tax relationship category. Gifts and inheritances between spouses are not subject to capital acquisitions tax.

The Estate Tax Convention between Ireland and the United States generally provides for Irish capital acquisitions tax paid on inheritances in Ireland to be credited against tax payable in the United States and for tax paid in the United States to be credited against tax payable in Ireland, based on priority rules set forth in the Estate Tax Convention, in a case where Elan warrants, Elan ADWSs, Elan ADSs or Elan Ordinary Shares are subject to both Irish capital acquisitions tax with respect to inheritance and United States Federal estate tax. The Estate Tax Convention does not apply to Irish capital acquisitions tax paid on gifts.

Irish Stamp Duty

Under current Irish law, no stamp duty, currently at the rate and on the amount referred to below, will be payable by United States Holders on the issue of Elan ADSs, Elan Ordinary Shares or Elan ADWSs. Under current Irish law, no stamp duty will be payable on the acquisition of Elan ADWSs or Elan ADSs by persons purchasing such Elan ADWSs or Elan ADSs or any subsequent transfer of an Elan ADWS or Elan ADS. A transfer of Elan Ordinary Shares, whether on sale, in contemplation of a sale or by way of gift will attract duty at the rate of 1% on the consideration given or, where the purchase price is inadequate or unascertainable, on the market value of the shares. Similarly, any such transfer of a warrant may attract duty at the rate of 1%. Transfers of Ordinary Shares which are not liable to duty at the rate of 1% are exempt unless the transfer is by way of security, in which event there is a potential maximum charge of €630. The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to pay interest penalties and fines.

You should carefully consider all of the information set forth in this annual report, including the following risk factors. The risks below are not the only ones we face. Additional risks not currently known to us or that we presently deem immaterial may also impair our business operations. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. Any forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those contemplated by such forward-looking statements as a result of certain risks and uncertainties, including those described below. For additional information, please refer to "Special Notice Regarding Forward-Looking Statements".

We and certain of our officers and directors have been named as defendants in numerous purported class actions and we are the subject of an SEC investigation; these proceedings, the investigation and other events have materially adversely affected our ability to access sources of external financing for our business and an adverse outcome in these proceedings or the investigation would have a material adverse effect on our business, financial condition, results of operations and cash flows.

We and certain of our officers and directors have been named as defendants in more than thirty purported class actions filed in the United States District Court for the Southern District of New York, the Northern District of Georgia and the Southern District of California commencing on or about 4 February 2002. The complaints in these purported class actions allege claims under the US federal securities laws, specifically Sections 10(b) and 20(a) of the 1934 Act and Rule 10b-5 promulgated thereunder. They allege claims on behalf of classes of persons and entities who purchased securities of the Company during periods of time commencing on dates ranging from 30 April 1999 through 23 April 2001 and ending on dates ranging from 29 January 2002 through 7 March 2002. In addition to the Company, defendants named in one or more of the actions include Mr Geaney, Mr Groom, Mr Lynch, Mr Cooke, Mr Clark and Mr Daniel, and KPMG LLP and an entity identified as "KPMG". The complaints allege that the Company's financial statements were not in accordance with generally accepted accounting principles, and that the defendants disseminated materially false and misleading information concerning the Company's business and financial results, with respect to the Company's investments in certain business ventures and business venture partners and the licence fees and research revenues received from the business ventures; the accounting for proceeds from the Company's sales of certain product lines; the accounting for certain qualified special purpose entities; and certain alleged related-party transactions. The Company and certain of its officers and directors are also named as defendants in (i) a purported class action filed on or about 8 February 2002 in the United States District Court for the Southern District of California on behalf of a class of persons and entities who held stock in Dura and Liposome and exchanged such stock for ADSs in Elan pursuant to those companies' mergers with the Company in 2000, and (ii) a purported class action filed on or about 19 April 2002 in the United States District Court for the Eastern District of Missouri on behalf of a class of persons and entities who held stock in Dura and exchanged such stock for ADSs in Elan pursuant to Elan's merger with Dura in 2000. These purported class actions relate generally to the same factual matters as the actions referred to above but allege claims under Sections 11, 12 and 15 of the Securities Act of 1933, as amended (the "1933 Act"); the action filed in the Eastern District of Missouri also alleges claims under Sections 10, 14 and 20 of the 1934 Act. Among other relief, these actions seek compensatory damages, and the actions alleging claims under the 1933 Act also seek recission on behalf of the members of the class still holding their ADSs and recission damages on behalf of the members of the class who have sold their ADSs. In addition, the action filed in the Eastern District of Missouri also seeks the issuance of additional Elan stock to members of the class. All the foregoing actions that were filed outside New York have been dismissed or transferred to the Southern District of New York.

The Company is a nominal defendant in two derivative actions filed against the directors and certain officers of the Company on or about 14 March 2002 and 20 March 2002 in the Superior Court of the State of California, County of San Diego. The complaints contain allegations similar to those set forth in the foregoing actions, but allege, among other things, that the defendant officers and directors breached their duties to the Company by causing the Company to undertake the actions alleged in the complaint. Among other relief, the actions seek damages against the defendant officers and directors on behalf of the Company. The Company removed these actions to the United States District Court for the Southern District of California on or about 22 April 2002. Plaintiffs motion to remand one of the actions to the California Superior Court is pending.

The Company is the subject of an ongoing investigation by the SEC commenced on or about 12 February 2002, which the Company believes relates primarily to the issues raised in the litigation described above.

We do not believe that it is feasible to predict or determine the final outcome of these actions or the investigation or to estimate the amounts or potential range of loss, if any, with respect to the resolution of the actions or the investigation. In addition, the timing of the final resolution of the actions and the investigation is uncertain. The possible outcome or resolution of the actions could require substantial payments by us. We believe that an adverse outcome with respect to the actions or the investigation could have a material adverse effect on our business, financial condition, results of operations and liquidity.

In addition, these actions, the investigation and other events, such as the decline in price of our shares and the downgrade of our debt rating, have materially adversely affected our ability to access sources of external financing for our business. As a result, our ability to meet our longer-term liquidity requirements and capital needs could be materially adversely impacted, which could have a material adverse effect on our business, financial condition and results of operations.

We face intense competition from new brand name products and from lower-cost generic products.

The pharmaceutical industry is highly competitive. Our principal pharmaceutical competitors consist of major international companies, many of which are larger and have greater financial resources, technical staff, manufacturing, research and development and marketing capabilities than Elan. Other competitors consist of smaller research companies and generic drug manufacturers. A drug may be subject to competition from alternative therapies during the period of patent protection or regulatory exclusivity and, thereafter, it may be subject to further competition from generic products. Additionally, generic competitors can challenge existing patent protection or regulatory exclusivity. Generic competitors do not have to bear the same level of research and development and other expenses associated with bringing a new branded product to market. As a result, they can charge much less for a competing version of our product. Managed care organisations typically favor generics over brand name drugs, and governments encourage, or under some circumstances mandate, the use of generic products, thereby reducing the sales of branded products that are no longer patent protected. Governmental and other pressures toward the dispensing of generic products may rapidly and significantly reduce, or slow the growth in, the sales and profitability of certain of our products not protected by patents or regulatory exclusivity and may adversely affect our future results and financial condition. For example, generic forms of *Ceclor* CD and *Myambutol* were approved by the FDA and launched in 2001, reducing the revenues and profitability of these products. As a result, in 2001 we incurred an impairment charge of $94.2 million for *Ceclor CD* and $44.4 million for *Myambutol* arising on write-downs of the product intangibles for these products. In addition, *Zanaflex* is not currently protected by patents or regulatory exclusivity. In June 2002, Elan announced that Eon Labs, Inc. received FDA approval to market a generic alternative for the *Zanaflex* 4 mg dosage form. Approximately 75% of prescriptions written for *Zanaflex* are for the 4 mg dose. In 2001, product revenues from *Zanaflex* were $161.7 million. Arising from the approval of a generic alternative for *Zanaflex,* Elan expects a significant decline in the sales and profitability of this product. Additionally, competitor products, including generic competitors' products, to any of Elan's other products may become available. The launch of generic versions of Elan's products may materially adversely affect our business, financial condition and results of operations.

Our competitive position depends, in part, upon our continuing ability to discover, acquire and develop innovative, cost-effective new products, as well as new indications and product improvements protected by patents and other intellectual property rights. We also compete on the basis of price and product differentiation and through our sales and marketing organisation that provides information to medical professionals and launches new products. If we fail to maintain our competitive position, our business, financial condition and results of operations may be materially adversely affected.

We are subject to extensive government regulation, which may adversely affect our ability to bring new products to market and may affect our ability to manufacture and market our existing products.

The pharmaceutical industry is subject globally to significant regulation by state, local, national and international governmental regulatory authorities. In the United States, the FDA regulates the design, development, testing, manufacturing, labelling, marketing and promotion

146

of our pharmaceutical products, which include drugs, biologics and medical devices. The FDA also has the authority to recall products and impose significant penalties for violations of the law under which it regulates pharmaceutical products.

We must obtain and maintain approval for our products from regulatory authorities including, in the United States, the FDA, before such products may be sold in a particular jurisdiction. Currently, we are researching, developing and pursuing approval for a number of products from a number of regulatory authorities, including *Prialt* and *Antegren* in the United States and other territories. The submission of an application to a regulatory authority with respect to a product does not guarantee that approval to market the product will be granted. Each authority generally imposes its own requirements and may delay or refuse to grant approval, even though a product has been approved in another country. In our principal markets, including the United States, the approval process for a new product is complex, lengthy, expensive and subject to unanticipated delays. We cannot assure you as to when or whether approvals from regulatory authorities will be received or that the terms of any approval will not impose significant limitations that could negatively impact upon the potential profitability of the approved product. Even after a product is approved, it may be subject to regulatory action based on newly discovered facts about the safety and efficacy of the product, on any activities which regulatory authorities consider to be improper or on changes in regulatory policy. Regulatory action may have a material adverse effect on the marketing of a product, require changes in the product's labelling or even lead to the withdrawal of the regulatory marketing approval of the product.

All facilities and manufacturing techniques used for the manufacture of products and devices for clinical use or for sale in the United States must be operated in conformity with cGMP, the FDA's regulations governing the production of pharmaceutical products. There are comparable regulations in other countries. Any finding by the FDA or other regulatory authority that we are not in substantial compliance with cGMP regulations or that we or our employees have engaged in activities in violation of these regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of such products, and, in some cases, might also require the recall of previously distributed products. Any such finding by the FDA or other regulatory agency could also affect our ability to obtain new approvals until such issues are resolved. The FDA and other regulatory authorities conduct scheduled periodic regulatory inspections of our facilities to ensure compliance with cGMP regulations. Any determination by the FDA or other regulatory authority that we, or one of our suppliers, are not in substantial compliance with these regulations or are otherwise engaged in improper or illegal activities could have a material adverse effect on our business, financial condition and results of operations.

In May 2001, Elan's wholly owned subsidiary, Elan Holdings, and Donal J. Geaney, Chairman and Chief Executive Officer of Elan, William C. Clark, President Operations and Hal Herring and Cheryl Schuster, each an employee of Elan, entered into a consent decree of permanent injunction with the United States Attorney for the Northern District of Georgia, on behalf of the FDA, relating to alleged violations of cGMP at Elan's Georgia, United States, facility. The facility currently manufactures verapamil hydrochloride, used in the treatment of high blood pressure. The consent decree does not represent an admission by Elan Holdings or the officers or employees named above of any of the allegations set forth in the decree. Under the terms of the consent decree, which will continue in effect until at least May 2006, Elan Holdings and the officers and employees named above are permanently enjoined from violating cGMP regulations. In addition, Elan Holdings is required to engage an independent expert, subject to FDA approval, to conduct inspections of the facility at least annually through May 2004 in order to ensure the facility's compliance with cGMP. During the term of the consent decree, Elan expects that the facility will be subject to increased FDA inspections and, under the terms of the consent decree, Elan will be required to reimburse the FDA for its costs related to these inspections. In March 2002, the FDA approved *Avinza*, which is being manufactured at the Georgia facility.

Our research and development efforts may not succeed or our competitors may develop more effective products.

Our continued competitiveness is dependent upon our ability to successfully develop and launch new products. We commit substantial resources on our research and development activities and, in addition, spend considerable effort and funds on a number of collaborations with third parties. Our ongoing investments in new product launch and research and development for future products could produce higher costs without a proportional increase in revenues.

In the pharmaceutical industry, the research and development process is lengthy and involves a high degree of risk and uncertainty. This process is conducted in various stages and, during each stage, there is a substantial risk that products in our research and development pipeline, including our AD programmes, *Antegren* and *Prialt,* and the products in research and development by business ventures, will experience difficulties. For example, in 2002, Wyeth and Elan suspended all clinical dosing with AN-1792, an experimental immunotherapeutic under development for the treatment of mild to moderate AD which was in a Phase IIa clinical study. This was immediately after learning that some patients were reported to have experienced clinical signs consistent with inflammation in the CNS. On 1 March 2002, the companies decided not to resume further dosing of AN-1792.

If we fail to continue to develop commercially successful products, or if our competitors develop more effective products, our business, financial condition and results of operations could be materially adversely affected.

Our business exposes us to risks of environmental liabilities.

We use hazardous materials, chemicals and toxic compounds in our product development programmes and manufacturing processes which could expose us to risks of accidental contamination, events of non-compliance with environmental laws, regulatory enforcement and claims related to personal injury and property damage. If an accident occurred or if we were to discover contamination caused by prior operations, we could be liable for cleanup obligations, damages or fines, which could have an adverse effect on our financial condition and results of operations.

The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These obligations may relate to sites that we currently own, sites that we formerly owned or operated or sites where waste from our operations was disposed. These environmental remediation obligations could significantly reduce our operating results. In particular, our accruals for these obligations could prove to be insufficient if the assumptions underlying the accruals prove incorrect or if we are held responsible for additional contamination.

Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect our business, financial condition and results of operations.

Objects

The Company's objects, which are detailed in its memorandum and articles of association, are broad and include manufacturing, buying, selling and distributing pharmaceutical products. The Company's registered number is 30356.

Directors

Subject to certain exceptions, directors may not vote on matters in which they have a material interest. In the absence of an independent quorum, the directors may not vote compensation to themselves or any member of the board of directors. Directors are entitled to remuneration as shall, from time to time, be voted to them by ordinary resolution of the shareholders. The directors may exercise all the powers of the Company to borrow money. These powers may be amended by special resolution of the shareholders. Directors are not required to retire at a particular age. There is no requirement for the directors to hold shares.

Rights, Preferences and Dividends Attaching to Shares

All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of the Company until claimed. One-third of the directors (excluding the chairman) retire and offer themselves for re-election at each annual general meeting. All of the shareholders entitled to attend and vote at the annual general meeting vote on the re-election of directors. The Company is permitted under its memorandum and articles of association to issue redeemable shares on such terms and in such manner as the shareholders may determine by special resolution. The liability of shareholders to further capital calls is limited to the amounts remaining unpaid on shares.

Action Necessary to Change the Rights of Shareholders

The rights attaching to the different classes of shares may be varied by special resolution passed at a class meeting of that class' shareholders.

Limitations on the Rights to Own Shares

There are no limitations on the rights to own shares in the memorandum and articles of association. However, there are some restrictions on financial transfers between Ireland and other specified countries, more particularly described in Exchange Controls and Other Limitations Affecting Security Holders on page 142 and 143.

Other Provisions of the Memorandum and Articles of Association

There are no provisions in the memorandum and articles of association:

- delaying or prohibiting a change in control of the Company that operate only with respect to a merger, acquisition or corporate restructuring;
- discriminating against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares;
- requiring disclosure of share ownership; or
- governing changes in capital, where such provisions are more stringent than those required by law.

The Company incorporates by reference all other information concerning its memorandum and articles of association from the section entitled "Description of Elan's Ordinary Shares" in the Registration Statement on Form F-3 (No. 333-1313001) of the Company and Athena Finance filed with the SEC on 6 February 2001.

Documents on Display

Copies of the Company's memorandum and articles of association may be obtained at no cost by writing or telephoning the Company at its principal executive offices. The Company's memorandum and articles of association are also filed with the SEC as Exhibit 1(a) to the Company's Annual Report and Form 20-F for the fiscal year ended 31 December 1999 (the "1999 Form 20-F"). You may read and copy the 1999 Form 20-F, and any other of the Company's reports, statements or other information filed by the Company with the SEC, at the SEC's following public reference rooms:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

Chicago Regional Office
Citicorp Center
500 West Madison Street
Suite 1400
Chicago, Illinois 60661

Copies of such documents can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Elan's filings with the SEC are also available to the public from commercial document retrieval services.

Directors, Senior Management and Other Information

Board of Directors

Donal Geaney

Garo Armen, PhD

Brendan Boushel

Laurence Crowley

Alan Gillespie, PhD

Ann Maynard Gray

John Groom

Thomas Lynch

Kieran McGowan

Kevin McIntyre, MD

Kyran McLaughlin

Dennis Selkoe, MD

The Honorable Richard Thornburgh

Daniel Tully

Senior Management

Donal Geaney
Chairman and chief executive officer

Thomas Lynch
Executive vice chairman

William Clark
President, operations

Shane Cooke
Executive vice president and chief financial officer

William Daniel
Company secretary

Lars Ekman, MD, PhD
President, research and development, biopharmaceuticals

Arthur Falk, PhD
Executive vice president, corporate compliance

Campbell Fitch
Vice president, human resources

Ivan Lieberburg, MD, PhD
Executive vice president and chief scientific and medical officer

Seamus Mulligan
Executive vice president, business and corporate development

Lisabeth Murphy
Executive vice president, intellectual property and legal affairs

Mary Pendergast
Executive vice president, government affairs

Larry Sternson, PhD
President, drug delivery

Trademarks and Service Marks

The following trademarks and service marks appearing in this publication are owned by or licenced to Elan:

Abelcet™ *(amphotericin B lipid complex) injectable*
Aclovate™ *(alclometasone dipropionate) cream*
Antegren™ *(natalizumab)*
Avinza™ *(morphine sulfate extended-release) capsules*
Azactam™ *(aztreonam) injectable*
Ceclor™ CD *(cefaclor extended-release) tablets*
Cutivate™ *(flutiasone propionate) cream*
Emgel™ *(erythromycin) cream*
Frova™ *(frovatriptan succinate) tablets*
Herbesser™ *(diltizem hydrochloride)*
Maxipime™ *(cefepime hydrochloride) injectable*
MEDIPAD™ *device*
Myambutol™ *(ethambutal hydrochloride) tablets*
Myobloc™ *(botulinum toxin type B) injectable solution*
NanoCrystal™ *technology*
Naprelan™ *(naproxen sodium controlled-release) tablets*
Oramorph™ SR *(morphine sulfate sustained-release) tablets*
Oxistat™ *(oxiconazole nitrate) cream*
Prialt™ *(ziconotide) solution*
Roxicodone™ *(oxycodone hydrocloride) tablets*
Safe-T-Mix™ *injector*
Skelaxin™ *(metaxalone) tablets*
Sonata™ *(zalepon) capsules*
Temovate™ *(clobetasol proprionate) cream*
Theodur™ *(theophylline)*
Verelan™ *(verapamil hydrochloride sustained-release) capsules*
Zanaflex™ *(tizanidine hydrochloride) tablets*
Zelapar™ *(selegiline)*
Zonegran™ *(zonisamide) capsules*

Third party marks appearing in this publication are:

Cardizem™ CD *(diltizem hydrochloride controlled-release) capsules*
Diastat™ *(diazepam) rectal gel*
Entex™ *(phenylpropanolamine hydrochloride) capsules*
Furadantin™ *(nitrofurantoin) suspension*
Luvox™ *(fluvoxamine)*
LYONs™ *(Liquid Yield Option Notes)*
Midrin™ *capsules*
Mysoline™ *(primidone) tablets*
Nasalide™ *(flunisolide) solution*
Nasarel™ *(flunisolide) solution*
Oratonin™ *(calcitonin)*
Permax™ *(pergolide mesylate)*
Rapamune™ *(sirolimus)*
Ritalin™ LA *(methylphenidate)*

Elan's ADSs are listed on the NYSE (Symbol ELN). The Ordinary Shares of the Company are listed on the Official Lists of the London and Irish Stock Exchanges.

Depositary for ADSs
Bank of New York
101 Barclay Street
New York, NY 10011
Tel: 888-269-2377
Tel: 610-312-5315
Fax: 212-815-3050

Registrar for Ordinary Shares
Computershare Services (Ireland) Ltd
Heron House
Sandyford Industrial Estate
Dublin 18
Tel: 353-1-216-3100
Fax: 353-1-216-3151

Duplicate Mailings

When several shareholders live at the same address, they may receive more copies of quarterly and annual reports than they need. The excess can be eliminated by writing to:

Investor Relations
Elan Corporation, plc
Lincoln House
Lincoln Place
Dublin 2, Ireland

Investor Relations

Security analysts and investment professionals should direct their enquiries to:

United States
John Howarth
Vice President, Investor Relations
Tel: 212-407-5740
800-252-3526
Fax: 212-755-1043
Email: jack.howarth@elan.com

Europe
Emer Reynolds
Director, Investor Relations
Tel: 353-1-709-4080
00800 28352600
Fax: 353-1-709-4018
Email: emer.reynolds@elan.com

Internet Website

Information on Elan is available online via the Internet at Elan's website, http://www.elan.com. Information on Elan's website does not constitute part of this Annual Report and Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: /s/ William F. Daniel
William F. Daniel
Company Secretary

Date: July 1, 2002

elan

Elan Corporation, plc
Lincoln House, Lincoln Place,
Dublin 2, Ireland
Web: www.elan.com

ELN
Listed
NYSE